    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 1997


                                                      REGISTRATION NO. 333-15581
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                KCS ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                       22-2889587
        (State or other jurisdiction of               (I.R.S. Employer Identification No.)
         incorporation or organization)

                              379 Thornall Street
                            Edison, New Jersey 08837
                                 (908) 632-1770
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                HENRY A. JURAND
                              379 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (908) 632-1770
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

                DIANA M. HUDSON                                  T. MARK KELLY
              JOHN B. CLUTTERBUCK                            VINSON & ELKINS L.L.P.
     MAYOR, DAY, CALDWELL & KEETON, L.L.P.                   2300 FIRST CITY TOWER
           700 LOUISIANA, SUITE 1900                              1001 FANNIN
           HOUSTON, TEXAS 77002-2778                       HOUSTON, TEXAS 77002-6760
                 (713) 225-7000                                  (713) 758-2222

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                                JANUARY 9, 1997


PROSPECTUS

3,000,000 SHARES

KCS ENERGY, INC.
                                                       [KCS ENERGY INC. LOGO]

COMMON STOCK
($.01 PAR VALUE)

The shares of Common Stock, par value $.01 per share (the "Common Stock"), of KCS Energy, Inc. ("KCS" or the "Company") being offered hereby (the "Shares") are being issued and sold by the Company.

The Shares are being sold in two concurrent offerings (the "Offerings"), one offering initially in the United States and Canada (the "U.S. Offering") through U.S. underwriters (the "U.S. Underwriters") and one initially outside the United States and Canada (the "International Offering") through international underwriters (the "International Underwriters"). The U.S. Underwriters and the International Underwriters are hereinafter collectively referred to as the "Underwriters." Of the 3,000,000 Shares being offered, 2,400,000 are being offered in the U.S. Offering and 600,000 are being offered in the International Offering, subject to transfers between the U.S. Underwriters and the International Underwriters. See "Underwriting."


The Common Stock is listed on the New York Stock Exchange under the symbol "KCS." On January 8, 1997, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $35.875 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                  PRICE TO             UNDERWRITING         PROCEEDS TO
                                  PUBLIC               DISCOUNT             COMPANY(1)
Per Share.......................  $                    $                    $
Total(2)........................  $                    $                    $

--------------------------------------------------------------------------------

(1) Before deducting offering expenses payable by the Company, estimated at $883,125.


(2) The Company has granted the Underwriters 30-day options to purchase up to an aggregate of 360,000 and 90,000 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $        , $        and $        , respectively. See
    "Underwriting."


The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about                ,
1997.

SALOMON BROTHERS INC

             DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION

                          PRUDENTIAL SECURITIES INCORPORATED

                                      MORGAN KEEGAN & COMPANY, INC.

                                                  SOUTHCOAST CAPITAL
                                                      CORPORATION

The date of this Prospectus is                , 1997.

[INSIDE COVER PAGE CONTAINS MAP OF MIDDLE PORTION OF UNITED STATES WITH THE COMPANY'S PRIMARY AREAS OF NATURAL GAS AND OIL ACTIVITY SHOWN GEOGRAPHICALLY IN MONTANA, MICHIGAN, WYOMING, COLORADO, NEW MEXICO, OKLAHOMA, ARKANSAS, TEXAS, LOUISIANA AND OFFSHORE OF TEXAS AND LOUISIANA]








IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON
STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK
EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless the context otherwise requires, "Company" and "KCS" refer to KCS Energy, Inc. and its consolidated subsidiaries. Except as otherwise specified, all data set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment options. See "Glossary" for definitions of certain terms used herein.

                                  THE COMPANY
GENERAL

     KCS Energy, Inc. ("KCS" or the "Company") is an independent oil and gas company primarily engaged in the acquisition, exploitation, development and, to a lesser extent, exploration of domestic oil and gas properties, and in the production and marketing of oil and gas. Through its experienced management and geological and engineering staff, the Company has successfully increased the value of its properties through drilling and other exploitation techniques and has substantially increased its reserves, production and cash flow. Over the five-year period ended December 31, 1995, KCS replaced 400% of production and increased proved oil and gas reserves 395% to 186.1 Bcfe at December 31, 1995. During the same period, the Company increased its oil and gas production 392% to
20.3 Bcfe, representing a compound annual growth rate of 49%. In addition, the Company increased EBITDA from $7.1 million in 1991 to $75.1 million in 1995.


     The Company's operations to date have focused primarily on properties in the onshore Gulf Coast and Rocky Mountain regions. KCS augments its working interest ownership of properties with a volumetric production payment ("VPP") program to acquire oil and gas from properties which to date have been located primarily in the offshore Gulf Coast region and in the Niagaran Reef trend in Michigan. As of December 31, 1996, the Company completed the arrangements for the acquisition of InterCoast Oil and Gas Company (formerly Medallion Production Company and renamed KCS Medallion Resources, Inc.) and certain of its affiliates (the "Medallion Acquisition"), the Company's largest acquisition to date. The Medallion Acquisition expanded the Company's operations to include a third core operating area, the Mid-Continent region, encompassing west Texas, the Texas Panhandle, northwest Oklahoma and north Louisiana. At June 30, 1996, on a pro forma basis reflecting the Medallion Acquisition, proved oil and gas reserves were 369.4 Bcfe (84% proved developed), approximately double the Company's historical proved reserves at December 31, 1995, and represented a PV-10 value of $408.3 million. Approximately 63% of the Company's reserves on a pro forma basis are attributable to wells it operates.



     Historically, the Company's most significant field was the Bob West Field in south Texas, which accounted for approximately 16% (8% on a pro forma basis) of the Company's production during the nine months ended September 30, 1996. Most of the Company's natural gas sold from the Bob West Field was covered by an above-market, take-or-pay contract (the "Tennessee Gas Contract") with Tennessee Gas Pipeline Company ("Tennessee Gas"), which had been the subject of several lawsuits. On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them related to the Tennessee Gas Contract. As part of the settlement, the Tennessee Gas Contract was terminated effective January 1, 1997, approximately two years prior to its expiration date. The parties also agreed to the dismissal of the contract dispute that resulted in a November 1996 jury award to Tennessee Gas of $143.2 million (including punitive damages of approximately $114 million). The December 1996 settlement did not affect the Company's successful conclusion of litigation earlier in the year relating to the validity and pricing provisions of the Tennessee Gas Contract and its recovery of past underpayments that had accrued under the contract (the "Tennessee Gas Receivable").

BUSINESS STRATEGY

     The Company has grown through a strategy of reserve acquisitions and development and exploratory drilling. The Company plans to continue to broaden its reserve base and increase production and cash flow through (i) the acquisition of attractively priced oil and gas companies and producing properties that provide additional development or exploratory potential, (ii) the exploitation and development of its existing asset base, (iii) the operation and ownership of a majority working interest in a significant number of its properties to allow the Company greater control over future development, drilling, completing and lifting costs and marketing of production, (iv) the acquisition of oil and gas reserves through the VPP program, (v) the pursuit of a balanced exploration program that includes a number of high-potential opportunities, and (vi) the extensive use of advanced technologies, most notably 3-D seismic, computer-enhanced basin analysis, reservoir simulation and specialized drilling applications and stimulation techniques to better delineate or produce reserves.

     To implement its strategy, the Company intends to take advantage of several key strengths, including (i) an experienced and capable team of oil and gas industry professionals with a meaningful financial stake in the success of the Company, (ii) a significant inventory of attractive development and exploratory drilling opportunities within its existing property base and undeveloped acreage position, (iii) established relationships with proven industry partners that provide opportunities to participate in diverse exploration prospects, (iv) an efficient administrative and operating structure that emphasizes an entrepreneurial and opportunistic approach, and (v) a strong financial focus which manifests itself not only in innovative transactions, but also in asset risk management.

ACQUISITION ACTIVITIES


     Medallion Acquisition. As of December 31, 1996, the Company completed the arrangements for the acquisition of all outstanding stock of InterCoast Oil and Gas Company (formerly Medallion Production Company), GED Energy Services, Inc. and InterCoast Gas Services Company (collectively referred to as "Medallion"), indirect wholly-owned subsidiaries of MidAmerican Energy Holdings Company ("MidAmerican"), for a total purchase price of approximately $214.4 million, consisting of $209.4 million in cash (reduced at closing by $15.3 million principally to reflect free cash flow from Medallion's operations subsequent to the July 1, 1996 effective date) and warrants to purchase 435,000 shares of Common Stock. Medallion's principal assets, estimated as of June 30, 1996, were
202.1 Bcfe of proved oil and gas reserves, consisting of 161.3 Bcf of natural gas (80% of total proved reserves) and 6.8 MMbbls of oil and condensate, located primarily in the Mid-Continent region. Proved developed reserves account for 88% of Medallion's total proved reserves, and approximately 68% of these reserves are attributable to wells it operates. The Medallion Acquisition more than doubled the Company's reserve base and added substantial management and technical expertise, particularly in the new Mid-Continent core area.


     Over the three and one half-year period ended June 30, 1996, Medallion replaced 251% of its production and increased reserves 148% through property acquisitions, its Extensional Infill Drilling ("EID") program and, to a lesser extent, exploratory drilling, all of which the Company expects to continue. Since its acquisition by MidAmerican in April 1992, Medallion has acquired 188.7 Bcfe of proved reserves through 31 acquisitions at an average acquisition cost of $0.67 per Mcfe. Medallion's EID program allows it to drill and produce a greater amount of reserves within producing fields than would otherwise be produced without making a major capital investment in undeveloped leasehold acreage. During the three-year period ended December 31, 1995, Medallion added
53.7 Bcfe of proved reserves at an average finding cost of $0.75 per Mcfe by successfully completing 52 of 87 EID prospects.

     Rocky Mountain Acquisition. In November 1995, the Company acquired substantially all of the oil and gas assets of Natural Gas Processing Company for a purchase price of approximately $33 million (the "Rocky Mountain Acquisition"). The Company acquired interests in over 30 different fields, principally in six producing basins located in Wyoming, Colorado, Montana and North Dakota. Proved reserves attributable to the properties acquired were estimated to be 66.7 Bcfe at September 30, 1995, consisting of 40.9 Bcf of natural gas and 4.3 MMbbls of oil and representing an average acquisition cost of $0.49 per Mcfe. Since the acquisition, the Company has undertaken an aggressive field development and acreage acquisition program in the Rocky Mountain region which has resulted in several recent drilling successes and prospective drilling opportunities, most notably in the Manderson Field in Wyoming. Approximately half of the natural gas production from the acquired properties is subject to multi-year contracts with local utility companies at prices that range from $1.70 to $2.00 per Mcf.


     Michigan Acquisition. In December 1995, the Company acquired 24.6 Bcfe of proved reserves in the northern and southern Niagaran Reef trends in Michigan for $31 million, including a volumetric production payment covering certain reserves, escalating working interests in related properties and participation rights and an overriding royalty interest in an exploration program, representing an average acquisition cost of $1.26 per Mcfe (the "Michigan Acquisition"). The VPP provides for the delivery to the Company of 13.7 Bcf of natural gas and 1.1 MMbbls of oil to be delivered (without any burden of development and lease operating expenses) from December 1995 through January 2006. Based on independent reserve reports as of September 30, 1995, the separately acquired working interests added 3.1 Bcf of natural gas and 219 Mbbls of oil to the Company's proved reserves.

DEVELOPMENT AND EXPLORATION ACTIVITIES


     During the three-year period ended December 31, 1995, the Company participated in the drilling of 61 development wells with a 98% success rate. The majority of this development (38 wells and 38 completions) was in the Bob West Field. During the first nine months of 1996, however, the Company substantially increased its level of development drilling in other areas and drilled 27 of 29 wells and completed 24 of 27 wells in areas other than the Bob West Field. The Company's activities outside the Bob West Field are now focused on the Manderson Field in the Big Horn Basin of Wyoming, the Sweet Grass Arch area of Montana, the Langham Creek Area and Glasscock Ranch Fields in Texas and the Laurel Ridge Field and the Tensas Parish Area in Louisiana. The Company has currently identified over 450 development drilling and recompletion locations and 170 EID locations, representing approximately a four-year inventory, and has initially budgeted $70 million for development activities in 1997. The Company intends to focus its development efforts primarily on the fields in the Rocky Mountain and onshore Gulf Coast regions described above and on its newly acquired properties in the Mid-Continent region.



     During the three-year period ended December 31, 1995, the Company participated in the drilling of 58 exploratory wells with a 50% success rate. Discoveries included wells in the Bob West Field, Langham Creek Area and Laurel Ridge Field. During the first nine months of 1996, the Company participated in the drilling of 11 exploratory wells (all of which were outside the Bob West Field) and completed five wells, two of which it operates. Discoveries in 1996 included the Aubrey and Wilsonia Fields in the Tensas Parish Area in Louisiana. The Company has interests in more than 172,000 gross (140,000 net) undeveloped acres and has established an initial budget of $25 million for exploration in 1997, including amounts for 3-D seismic data acquisition and analysis. The Company intends to participate in up to 50 prospects in 1997, including both low-risk and high-risk, high-potential projects in order to maintain a balanced program with the potential for significant reserve additions. Exploration activities will focus primarily on properties located in the onshore Gulf Coast regions of Texas and Louisiana and in the Rocky Mountains. The Company also intends to further analyze the undeveloped acreage it acquired in the Medallion Acquisition for possible exploration projects and to continue its participation in exploration projects in Michigan.


     The Company's executive offices are located at 379 Thornall Street, Edison, New Jersey 08837 and its telephone number is (908) 632-1770.

                                 THE OFFERINGS


Common Stock offered by the Company:
     U.S. Offering...........................  2,400,000 shares
     International Offering..................  600,000 shares
                                               --------------
          Total..............................  3,000,000 shares
Common Stock to be outstanding after the
  Offerings..................................  14,587,397 shares(1)
Use of proceeds..............................  The net proceeds will be used to reduce the outstanding indebtedness under the Company's
                                               Bank Credit Facilities, including the
                                               Revolving Credit Agreement used to fund a
                                               portion of the Medallion Acquisition. See
                                               "Use of Proceeds" and "Business and
                                               Properties -- Recent
                                               Acquisitions -- Medallion Acquisition."
New York Stock Exchange symbol...............  KCS


---------------


(1) Does not include 524,500 shares of Common Stock reserved for issuance pursuant to outstanding stock options and warrants to purchase 435,000 shares of Common Stock issued in connection with the Medallion Acquisition.


                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers of the Common Stock should carefully consider certain risk factors in evaluating an investment in the Common Stock. See "Risk Factors."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected historical and pro forma financial information of the Company and should be read in conjunction with the financial statements (including the notes thereto) of KCS Energy, Inc., the InterCoast Entities (Medallion) and the Sawyer Canyon Properties and the information under the captions "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                          YEAR ENDED DECEMBER 31,                         NINE MONTHS ENDED SEPTEMBER 30,
                          -------------------------------------------------------   -------------------------------------------
                                                                    PRO FORMA                                     PRO FORMA
                                                                AS ADJUSTED(1)(2)                             AS ADJUSTED(2)(3)
                             1993         1994         1995           1995             1995         1996            1996
                          ----------   ----------   ----------  -----------------   ----------   -----------  -----------------
                                                                                          (UNAUDITED)
INCOME STATEMENT DATA:
Revenue:
 Oil and gas exploration
   and production........ $   40,455   $   66,215   $   86,629     $   162,857      $   63,425   $    79,051     $   134,020
 Natural gas
   transportation and
   marketing.............    264,710      279,155      365,354         450,502         270,557       238,254         347,533
 Intercompany............       (876)      (3,657)      (2,018)         (2,018)         (1,708)         (701)           (701)
                          ----------   ----------   ----------      ----------      ----------   -----------     -----------
       Total.............    304,289      341,713      449,965         611,341         332,274       316,604         480,852
Operating costs and
 expenses:
 Cost of natural gas
   sales.................    253,435      265,076      356,186         437,763         264,097       231,063         337,609
 Other operating and
   administrative
   expenses..............     15,018       18,285       18,669          44,672          12,950        19,427          35,955
 Depreciation, depletion
   and amortization......      8,036       19,740       39,209          66,732          29,299        33,933          54,377
                          ----------   ----------   ----------      ----------      ----------   -----------     -----------
       Total.............    276,489      303,101      414,064         549,167         306,346       284,423         427,941
                          ----------   ----------   ----------      ----------      ----------   -----------     -----------
Operating income.........     27,800       38,612       35,901          62,174          25,928        32,181          52,911
Interest and other
 income, net.............        704        1,039        3,713           3,713           2,311         4,850           4,850
Interest expense.........     (1,983)      (2,938)      (7,732)        (26,370)         (4,912)      (13,858)        (18,600)
                          ----------   ----------   ----------      ----------      ----------   -----------     -----------
Income before income
 taxes...................     26,521       36,713       31,882          39,517          23,327        23,173          39,161
Federal and state income
 taxes...................      7,910       12,556       10,576          13,322           7,645         8,367          14,081
                          ----------   ----------   ----------      ----------      ----------   -----------     -----------
Net income............... $   18,611   $   24,157   $   21,306     $    26,195      $   15,682   $    14,806     $    25,080
                          ==========   ==========   ==========      ==========      ==========   ===========     ===========
Earnings per share....... $     1.60   $     2.05   $     1.81     $      1.77      $     1.33   $      1.25     $      1.68
Average common shares
 outstanding............. 11,658,370   11,804,989   11,760,701      14,760,701      11,766,011    11,886,434      14,886,434
Dividend per common
 share................... $     0.06   $     0.09   $     0.12     $      0.12      $     0.09   $      0.09     $      0.09
OTHER DATA:
EBITDA(4)................ $   35,836   $   58,352   $   75,110     $   128,906      $   55,227   $    66,114     $   107,288
Capital expenditures.....     48,455       74,953      128,699         340,240          57,455        52,735         264,276



                                                                                     SEPTEMBER 30, 1996
                                                                    ----------------------------------------------------
                                                                                                         PRO FORMA
                                                                                   PRO FORMA(3)      AS ADJUSTED(2)(3)
                                                                    HISTORICAL    ---------------   --------------------
                                                                    -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.........................................   $  53,597       $   7,109            $  7,109
Working capital...................................................      56,970          16,906              16,906
Oil and gas properties, net.......................................     206,308         400,583             400,583
Total assets......................................................     341,152         528,311             528,311
Long-term debt....................................................     149,830         306,343             204,637
Total stockholders' equity........................................     116,312         121,310             223,016


---------------

(1) Gives effect to the Medallion Acquisition, the acquisition of the Sawyer Canyon Properties by Medallion, the Company's Rocky Mountain Acquisition and Michigan Acquisition and the Company's Senior Notes offering as if each transaction had occurred on January 1, 1995.

(2) Gives effect to the Offerings.


(3) Gives effect to the Medallion Acquisition and the acquisition of the Sawyer Canyon Properties by Medallion and the application of $50.0 million of cash to reduce long-term debt.


(4) EBITDA represents income before depletion, depreciation, amortization, interest expense, interest and other income and income taxes. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 SUMMARY HISTORICAL AND PRO FORMA OIL AND GAS RESERVE AND OPERATING DATA -- KCS


     The following table sets forth summary information with respect to estimates of the Company's proved oil and gas reserves at the end of the periods indicated. The table also sets forth information with respect to estimates of the pro forma proved reserves at June 30, 1996, after giving effect to the Medallion Acquisition. Net production data and other data at September 30, 1996 are also shown giving pro forma effect to the Medallion Acquisition. For additional information relating to the Company's oil and gas reserves and operating data, see "Business and Properties," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to the Consolidated Financial Statements included elsewhere in this Prospectus.



                                                               HISTORICAL
                                           --------------------------------------------------
                                                       DECEMBER 31,                               PRO FORMA
                                           -------------------------------------     JUNE 30,     JUNE 30,
                                             1993          1994          1995          1996         1996
                                           ---------     ---------     ---------     --------     ---------
RESERVE DATA:
Proved developed reserves:
  Oil (Mbbls)............................      1,579         1,336         3,808        4,377       10,856
  Natural gas (MMcf).....................     61,016        74,215       121,987      105,709      244,120
    Total (MMcfe)........................     70,490        82,231       144,835      131,971      309,256
Proved undeveloped reserves:
  Oil (Mbbls)............................        999           983         3,709        3,421        3,739
  Natural gas (MMcf).....................      8,724        14,969        18,976       14,833       37,753
    Total (MMcfe)........................     14,718        20,867        41,230       35,359       60,187
Total proved reserves:
  Oil (Mbbls)............................      2,578         2,319         7,517        7,798       14,595
  Natural gas (MMcf).....................     69,740        89,184       140,963      120,542      281,873
    Total (MMcfe)........................     85,208       103,098       186,065      167,330      369,443
Estimated future net revenue before
  income taxes ($000) (1)(2).............  $ 334,209(3)  $ 307,533     $ 405,049     $288,024(4)  $602,375 (4)
Present value of estimated future net
  revenues before income taxes ($000)
  (2)(5).................................  $ 250,275(3)  $ 241,705     $ 291,085     $196,826(4)  $408,265 (4)
Standardized measure of discounted future
  net cash flows ($000) (2)(6)...........  $ 185,534(3)  $ 179,660     $ 231,763           --           --
Reserve replacement percentage...........      412.8%        242.3%        527.2%          --           --
Reserve life (in years)..................       10.6           8.2           9.2           --           --



                                                                               NINE MONTHS ENDED SEPTEMBER
                                             YEAR ENDED DECEMBER 31,                       30,
                                      --------------------------------------   ----------------------------
                                                                   PRO FORMA                      PRO FORMA
                                       1993     1994      1995       1995       1995     1996       1996
                                      ------   -------   -------   ---------   ------   -------   ---------
NET PRODUCTION DATA:
Oil (Mbbls).........................     179       211       196      1,224       111       547      1,324
Natural gas (MMcf):
  Tennessee Gas Contract............   4,472     6,851     6,924      6,924     5,446     3,576      3,576
  Other.............................   2,505     4,453    12,205     30,040     7,858    15,346     32,756
                                      ------   -------   -------     ------    -------  -------    -------
    Total...........................   6,977    11,304    19,129     36,964    13,304    18,922     36,332
Total (MMcfe).......................   8,051    12,570    20,305     44,308    13,970    22,204     44,276
OTHER DATA:
Average sales prices:
  Oil (per bbl).....................  $17.57   $ 15.16   $ 17.28    $ 16.58    $17.53   $ 19.72    $ 19.24
  Natural gas (per Mcf):
    Tennessee Gas Contract..........    7.09      7.49      7.90       7.90      7.84      8.38       8.38
    Other...........................    2.02      1.81      1.62       1.64      1.56      2.29       2.13
    Average.........................    5.27      5.54      4.29       3.02      4.60      3.61       2.84
Average equivalent sales price
  (per Mcfe)........................  $ 5.02   $  5.27   $  4.27    $  2.97    $ 4.54   $  3.56    $  2.90
Average lifting cost (per Mcfe).....    0.62      0.56      0.33       0.48      0.31      0.37       0.47
General and administrative expense
  (per Mcfe)(7).....................    0.52      0.39      0.23       0.17      0.24      0.25       0.20
                                      ------   -------   -------     ------    -------  -------    -------
Cash margin (per Mcfe)..............  $ 3.88   $  4.32   $  3.71    $  2.32    $ 3.99   $  2.94    $  2.23


---------------

(1) Reflects estimated future cash inflows less future production and development costs.

(2) Estimates at December 31 in 1993, 1994 and 1995 reflect the contract price to be paid for natural gas delivered from the Bob West Field under the Tennessee Gas Contract until January 1999.


(3) Reflects data as of September 30, 1993, the Company's former fiscal year end.


(4) As a result of the early termination of the Tennessee Gas Contract effective January 1, 1997, estimates at each of Historical and Pro Forma June 30, 1996 reflect downward revisions from earlier reserve reports in the amounts of $59.5 million for estimated future net revenues before income taxes (based upon an estimated realized spot market price for natural gas of $2.10 per Mcf at June 30, 1996) and $51.4 million for present value of estimated future net revenues before income taxes. See "Business and Properties -- Legal Proceedings -- Tennessee Gas Litigation."


(5) Reflects estimated future net revenue before income taxes discounted at 10% per annum.


(6) Reflects present value of estimated future net revenue before income taxes, less future income taxes discounted at 10% per annum.


(7) Includes all corporate general and administrative expenses.

       SUMMARY HISTORICAL AND PRO FORMA OIL AND GAS RESERVE AND OPERATING
                               DATA -- MEDALLION


     The following tables set forth summary information with respect to estimates of Medallion's proved oil and gas reserves at the end of the periods indicated and production and prices for the periods indicated. For additional information relating to Medallion's oil and gas reserves and operating data, see "Business and Properties" and the notes to the Combined Financial Statements of the InterCoast Entities (Medallion) included elsewhere in this Prospectus.



                                                DECEMBER 31,
                                      --------------------------------    JUNE 30,
                                        1993        1994        1995        1996
                                      --------    --------    --------    --------
RESERVE DATA:
Proved developed reserves:
  Oil (Mbbls)........................    8,173       6,717       8,255       6,479
  Natural gas (MMcf).................  100,660     115,099     111,189     138,411
     Total (MMcfe)...................  149,698     155,401     160,719     177,285
Proved undeveloped reserves:
  Oil (Mbbls)........................      782         587       1,589         318
  Natural gas (MMcf).................   11,363      33,512      22,484      22,920
     Total (MMcfe)...................   16,055      37,034      32,018      24,828
Total proved reserves:
  Oil (Mbbls)........................    8,955       7,304       9,844       6,797
  Natural gas (MMcf).................  112,023     148,611     133,673     161,331
     Total (MMcfe)...................  165,754     192,435     192,737     202,113
Estimated future net revenue before
  income taxes ($000)(1)............. $220,335    $221,513    $258,220    $314,351
Present value of estimated future net
  revenues before income taxes
  ($000)(2).......................... $137,711    $144,595    $168,159    $211,439
Standardized measure of discounted
  future net cash flows ($000)(3).... $118,202    $126,044    $136,924          --
Reserve replacement percentage.......    612.0%      263.0%      107.0%         --
Reserve life (in years)..............      9.8         8.9         8.0          --


                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1993        1994        1995        1995        1996
                                      --------    --------    --------    --------    --------
NET PRODUCTION DATA:
Oil (Mbbls)..........................      691       1,024       1,028         780         777
Natural gas (MMcf)...................   12,742      15,591      17,835      12,991      17,410
Total (MMcfe)........................   16,888      21,735      24,003      17,671      22,072
OTHER DATA:
Average sales prices:
  Oil (per bbl)...................... $  16.06    $  14.93    $  16.45    $  16.54    $  18.92
  Natural gas (per Mcf)..............     2.04        1.82        1.65        1.58        2.00
Average equivalent sales price (per
  Mcfe)..............................     2.20        2.01        1.93        1.89        2.24
Average lifting cost (per Mcfe)......     0.56        0.69        0.61        0.62        0.56

---------------
(1) Reflects estimated future cash inflows less future production and development costs.

(2) Reflects estimated future net revenue before income taxes discounted at 10% per annum.

(3) Reflects present value of estimated future net revenue before income taxes, less future income taxes discounted at 10% per annum.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective purchasers of the Common Stock should carefully consider the following risk factors in evaluating an investment in the Common Stock. This Prospectus contains forward-looking statements which involve certain assumptions, risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. See "Disclosure Regarding Forward-Looking Statements."

VOLATILE NATURE OF OIL AND GAS MARKETS; FLUCTUATIONS IN PRICES

     The Company's future financial condition and results of operations are highly dependent on the demand and prices received for the Company's oil and gas production and on the costs of acquiring, developing and producing reserves. Oil and gas prices have historically been volatile and are expected by the Company to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the Company's control. These factors include political conditions in the Middle East and elsewhere, domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, domestic and foreign government regulations and taxes, the price and availability of alternative fuels and overall economic conditions. A decline in oil or gas prices may adversely affect the Company's cash flow, liquidity and profitability. Lower oil or gas prices also may reduce the amount of the Company's oil and gas that can be produced economically. It is impossible to predict future oil and gas price movements with any certainty.

DEPENDENCE ON ACQUIRING AND FINDING ADDITIONAL RESERVES


     The Company's prospects for future growth and profitability will depend predominately on its ability to replace present reserves through acquisitions and development, EID and exploratory drilling, as well as on its ability to successfully develop additional reserves. The decision to acquire a business or to purchase, explore or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Acquisitions may not be available at attractive prices, and there can be no assurance that the Company's acquisition and exploration activities or planned development projects will result in significant additional reserves or that the Company will have continuing success at drilling economically productive wells. Without successfully acquiring or developing additional reserves, the Company's proved reserves and revenues will decline.


SUBSTANTIAL CAPITAL REQUIREMENTS


     The Company has made, and likely will continue to make, substantial capital expenditures in connection with the acquisition, development and exploration of oil and gas properties. Historically, the Company has funded its capital expenditures with cash flow from operations and funds from long-term debt financing, including bank financing secured by its oil and gas and natural gas transportation assets (the "Master Note Facility"), its receivables (the "Receivable Facility") and its VPP program assets (the "VPP Facility"). In July 1996, the Receivable Facility was repaid and terminated, and in September 1996, the Master Note and VPP Facilities were consolidated into one revolving credit facility (the "Credit Facility"). In addition, the Company entered into a new revolving credit agreement simultaneously with the consummation of the Medallion Acquisition (the "Revolving Credit Agreement") (the Credit Facility and the Revolving Credit Agreement are collectively referred to as the "Bank Credit Facilities"). The Company anticipates that the net proceeds from the Offerings, together with its cash flow from operations, net proceeds from the sale of non-strategic assets and the availability of credit under the Bank Credit Facilities, will be sufficient to fund the approximately $160 million of capital expenditures budgeted for drilling and acquisition activities in 1997. Future cash flows and the availability of financing are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas and the Company's success in locating and producing new reserves. If revenues were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and the Company had no availability under its Bank Credit Facilities, the Company could be limited in its ability to replace its reserves or to maintain production at current levels, resulting in a decrease in production and revenue over time. If the Company's cash flow from operations and availability under its Bank Credit Facilities are not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

RELIANCE ON ESTIMATES OF RESERVES AND FUTURE NET CASH FLOWS

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the Company's control. This Prospectus includes independent engineering estimates of the Company's oil and gas reserves and future net cash flows that are based on the reports of three different firms. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flow necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and gas prices, operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary significantly. Actual production, revenues and expenditures with respect to the Company's reserves likely will vary from estimates, and such variances may be material. In addition, the Company's reserves and future cash flows may be subject to revisions, based upon production history, results of future development, oil and gas prices, performance of counterparties under agreements to which the Company is a party, operating and development costs and other factors. See "Business and Properties -- Oil and Gas Reserves."

     The PV-10 values referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission ("SEC"), PV-10 is generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the SEC to be used to calculate PV-10 for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company and its properties or the oil and gas industry in general.

SUBSTANTIAL INDEBTEDNESS AND RESTRICTIONS


     At December 31, 1996, the Company had outstanding $150 million in 11% Senior Notes (the "Senior Notes") issued pursuant to an indenture governing the Senior Notes (the "Indenture") and approximately $0.1 million of outstanding indebtedness under the Credit Facility. In addition, in connection with the consummation of the Medallion Acquisition, the Company incurred additional indebtedness of $160.5 million. See "Capitalization." Giving effect to the Offerings and the application of the net proceeds to repay amounts owed under the Bank Credit Facilities, the Company expects to have approximately $ million available for borrowing under the Bank Credit Facilities immediately after the Offerings.

     The Company's level of indebtedness will have several important effects on its future operations. A significant portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes. The covenants contained in the Bank Credit Facilities and the Indenture require the Company to meet certain financial tests. Other restrictions will limit its ability to borrow additional funds and may affect the Company's flexibility in planning for and reacting to changes in its business, including possible acquisition activities. The Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may also be restricted. There can be no assurance that the Company will be able to remain in compliance with the financial ratios prescribed under the Bank Credit Facilities. Failure to do so would result in a default and could lead to the acceleration of the Company's indebtedness under the Bank Credit Facilities and the Indenture. Moreover, if the Company's revenues were to decrease as a result of lower oil and gas prices, decreased production or otherwise, the borrowing base under the Bank Credit Facilities could be reduced and could restrict the Company's future growth.


EXPLORATION RISKS

     Exploratory drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered, and there can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and gas may involve unprofitable efforts, not only from non-productive wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

MARKETING RISKS

     The Company's ability to market oil and gas at commercially acceptable prices is dependent on, among other factors, the availability and capacity of gathering systems and pipelines, federal and state regulation of production and transportation, general economic conditions and changes in supply and demand. The Company's inability to respond appropriately to these changing factors could have a negative effect on the Company's profitability.

ACQUISITION RISKS

     Acquisitions of oil and gas businesses and properties and volumetric production payments have been an important element of the Company's success, and the Company will continue to seek acquisitions in the future. Even though the Company performs a review (including a limited review of title and other records) of the major properties it seeks to acquire that it believes is consistent with industry practices, such reviews are inherently incomplete and it is generally not feasible for the Company to review in-depth every property and all records. Even an in-depth review may not reveal existing or potential problems or permit the Company to become familiar enough with the properties to assess fully their deficiencies and capabilities, and the Company may assume environmental and other liabilities in connection with acquired businesses and properties.

OPERATING RISKS

     The Company's operations are subject to numerous risks inherent in the oil and gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The Company's operations may be materially curtailed, delayed or canceled as a result of numerous factors, including the presence of unanticipated pressure or irregularities in formations, accidents, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that the levels of insurance maintained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels.

COMPETITIVE INDUSTRY

     The oil and gas industry is highly competitive. The Company competes for oil and gas business and property acquisitions and for the exploration, development, production, transportation and marketing of oil and gas, as well as for equipment and personnel, with major oil and gas companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial and other resources which substantially exceed those available to the Company.

GOVERNMENT REGULATION

     The Company's business is subject to certain federal, state and local laws and regulations relating to the drilling for and production, transportation and marketing of oil and gas, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an increasing number of parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the effect or cost of compliance with such requirements or their effects on oil and gas use or prices. In addition, legislative proposals are frequently introduced in Congress and state legislatures which, if enacted, might significantly affect the oil and gas industry. In view of the many uncertainties which exist with respect to any legislative proposals, the effect on the Company of any legislation which might be enacted cannot be predicted. See "Business and Properties -- Regulation."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company. These provisions, among other things, provide for the classification of the Board of Directors, restrict the ability of stockholders to take action by written consent, authorize the Board of Directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require the Company to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with certain interested parties.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," regarding planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date of this Prospectus, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus, including without limitation in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be
approximately $          ($          if the Underwriters' over-allotment options
are exercised in full), after deducting estimated offering expenses payable by the Company. These net proceeds will be used by the Company to reduce the outstanding indebtedness under the Bank Credit Facilities, including amounts under the Revolving Credit Agreement used to fund a portion of the Medallion Acquisition. Substantially all of the indebtedness incurred under the Bank Credit Facilities was used to consummate the Medallion Acquisition.



     At December 31, 1996, the outstanding balance under the Credit Facility was $0.1 million. To consummate the Medallion Acquisition, the Company borrowed $55.5 million under the Credit Facility and $105 million under the Revolving Credit Agreement and paid the balance of the adjusted cash purchase price from available cash. After receipt of the net proceeds from the Offerings, it is the Company's intention to reduce the outstanding indebtedness under the Credit
Facility and the Revolving Credit Agreement by approximately $     million,
leaving an outstanding balance under the Bank Credit Facilities of approximately
$     million.



     At January 8, 1997, the Credit Facility had a borrowing base of $75 million and bore interest at a rate of 6.8% per annum. At January 8, 1997, the Revolving Credit Agreement had a borrowing base of $135 million and bore interest at a rate of 7.8% per annum. It is secured by substantially all the assets of Medallion and a pledge of Medallion's common stock. The interest rates payable under the Bank Credit Facilities fluctuate based on certain published interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Debt Financing."

                                 CAPITALIZATION


     The following table sets forth as of September 30, 1996 (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the debt incurred pursuant to the Medallion Acquisition under the Bank Credit Facilities, including the Revolving Credit Agreement, and to the warrants to purchase 435,000 shares of Common Stock issued in connection with the Medallion Acquisition and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the Offerings, the receipt of the net proceeds therefrom and the application of such net proceeds as set forth under "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Financial Information" and the Company's Consolidated Financial Statements (including the notes thereto) included elsewhere in this Prospectus.



                                                                    SEPTEMBER 30, 1996
                                                          --------------------------------------
                                                                                      PRO FORMA
                                                           ACTUAL      PRO FORMA     AS ADJUSTED
                                                          --------     ---------     -----------
                                                                      (IN THOUSANDS)
Long-term debt:
  Bank Credit Facilities................................  $    100     $ 156,613      $  54,907
  11% Senior Notes due 2003.............................   149,434       149,434        149,434
  Other.................................................       296           296            296
                                                          --------      --------       --------
          Total long-term debt..........................   149,830       306,343        204,637
Stockholders' equity:
  Preferred stock: 5,000,000 shares authorized; none
     issued.............................................        --            --             --
  Common stock, par value $0.01 per share: 50,000,000
     shares authorized; 12,488,120 issued; 15,488,120 as
     adjusted...........................................       125           125            155
  Stock warrants issued.................................       626         5,624          5,624
  Additional paid-in capital............................    25,371        25,371        127,047
  Retained earnings.....................................    93,578        93,578         93,578
  Less treasury stock, 900,748 shares at cost...........    (3,388)       (3,388)        (3,388)
                                                          --------      --------       --------
          Total stockholders' equity....................   116,312       121,310        223,016
                                                          --------      --------       --------
          Total capitalization..........................  $266,142     $ 427,653      $ 427,653
                                                          ========      ========       ========

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the New York Stock Exchange under the symbol "KCS." The high and low closing sales prices for the periods listed below were taken from the New York Stock Exchange Composite Transactions Tape. The last reported sales price of the Common Stock on January 8, 1997 was $35.875.



                                                                        HIGH       LOW
                                                                       ------     ------
    1994
    First Quarter....................................................  $29.00     $21.75
    Second Quarter...................................................   26.38      19.63
    Third Quarter....................................................   21.88      16.13
    Fourth Quarter...................................................   18.75      12.25
    1995
    First Quarter....................................................   17.25      14.63
    Second Quarter...................................................   22.25      15.25
    Third Quarter....................................................   21.88      13.75
    Fourth Quarter...................................................   16.75       9.88
    1996
    First Quarter....................................................   15.75      13.38
    Second Quarter...................................................   28.75      15.63
    Third Quarter....................................................   35.63      26.75
    Fourth Quarter...................................................   44.13      28.88
    1997
    First Quarter (through January 8, 1997)..........................   36.88      34.00



     There were 1,184 stockholders of record of the Common Stock on December 31, 1996.


                                DIVIDEND POLICY


     The Company commenced paying cash dividends on its Common Stock in February 1992. For the years ended December 1993, 1994 and 1995, the Company's annual dividends paid were $0.06, $0.09 and $0.12 per share, respectively. On November 21, 1996, the Company declared its most recent quarterly dividend of $0.03 per share for record holders of its Common Stock as of January 10, 1997, payable on February 20, 1997. The Company's policy is to retain a substantial portion of its earnings to provide funds for reinvestment within the Company's business. The Company is a holding company that conducts all of its operations through its subsidiaries. As a result, the Company's ability to pay dividends is dependent upon the cash flow of its subsidiaries. The payment of dividends is also contingent upon, among other factors, business conditions, business results, operating cash requirements and the financial condition of the Company, and will be at the discretion of the Board of Directors. In addition, under the terms of the Indenture and the Bank Credit Facilities, the payment of dividends is limited to 50% of the Company's consolidated net income commencing October 1, 1995. See Note 4 to the Consolidated Financial Statements.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information is derived from the historical financial statements of KCS Energy, Inc., the InterCoast Entities (Medallion) and the Sawyer Canyon Properties included elsewhere in this Prospectus.


     The unaudited Pro Forma Statement of Consolidated Income for the year ended December 31, 1995 reflects (i) the Company's Rocky Mountain Acquisition and Michigan Acquisition, (ii) the sale of the Senior Notes, (iii) the Medallion Acquisition (which includes Medallion's acquisition of the Sawyer Canyon Properties in April 1996) and (iv) the Offerings and the application of the estimated net proceeds therefrom as if each transaction had occurred on January 1, 1995.



     The unaudited Pro Forma Statement of Consolidated Income for the nine months ended September 30, 1996 reflects the Medallion Acquisition (which includes Medallion's acquisition of the Sawyer Canyon Properties in April 1996), the Offerings and the application of the estimated net proceeds therefrom as if each transaction had occurred on January 1, 1995.



     The unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1996 reflects the Medallion Acquisition, the Offerings and the application of the estimated net proceeds therefrom as if each transaction had occurred on September 30, 1996.



     The unaudited pro forma financial data should be read in conjunction with the notes thereto and the Consolidated Financial Statements of the Company (including the notes thereto) included elsewhere in this Prospectus. The unaudited pro forma financial data does not purport to be indicative of the financial position or results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to normal crude oil and gas production declines, changes in prices received for crude oil and gas, future acquisitions and dispositions of reserves, changes in estimates of reserves and of the future net revenues therefrom and other factors.

                                KCS ENERGY, INC.

                   PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
            (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                    KCS
                                                ACQUISITIONS
                                                  AND NOTE            KCS                                        MEDALLION
                                     KCS          OFFERING         PRO FORMA     MEDALLION       MEDALLION       PRO FORMA
                                 HISTORICAL     ADJUSTMENTS         COMBINED     HISTORICAL    ACQUISITIONS       COMBINED
                                 -----------    ------------       ----------    ----------    -------------     ----------
Revenue........................  $   449,965     $   15,035(a)     $ 465,000     $   73,460     $    72,881(a)   $ 146,341
Operating costs and expenses:
 Cost of natural gas sales.....      356,186             --          356,186         24,361          57,216(a)      81,577
 Other operating and
   administrative expenses.....       18,669          4,769(a)        23,438         17,210           4,024(a)      21,234
 Depreciation, depletion and
   amortization................       39,209          5,207(b)        44,416         21,705              --         21,705
                                 -----------     ----------        ---------     ----------     -----------      ---------
 Operating costs and expenses..      414,064          9,976          424,040         63,276          61,240        124,516
                                 -----------     ----------        ---------     ----------     -----------      ---------
   Operating income............       35,901          5,059           40,960         10,184          11,641         21,825
Interest and other income,
 net...........................        3,713             --            3,713             --              --             --
Interest expense...............       (7,732)       (11,108)(c)      (18,840)            --              --             --
                                 -----------     ----------        ---------     ----------     -----------      ---------
Income before income taxes
 (benefit).....................       31,882         (6,049)          25,833         10,184          11,641         21,825
Federal and state income taxes
 (benefit).....................       10,576         (2,117)(e)        8,459          3,638           4,074(e)       7,712
                                 -----------     ----------        ---------     ----------     -----------      ---------
     Net income (loss).........  $    21,306     $   (3,932)       $  17,374     $    6,546     $     7,567      $  14,113
                                 ===========     ==========        =========     ==========     ===========      =========
Earnings per share.............  $      1.81
                                 ===========
Average shares outstanding.....   11,760,701
                                 ===========


                                 ACQUISITION
                                  AND OTHER       PRO FORMA
                                 ADJUSTMENTS     AS ADJUSTED
                                 ------------    ------------
                                 <C
Revenue........................   $       --      $  611,341
Operating costs and expenses:
 Cost of natural gas sales.....           --         437,763
 Other operating and
   administrative expenses.....           --          44,672
 Depreciation, depletion and
   amortization................          611(b)       66,732
                                  ----------      ----------
 Operating costs and expenses..          611         549,167
                                  ----------      ----------
   Operating income............         (611)         62,174
Interest and other income,
 net...........................           --           3,713
Interest expense...............       (7,530)(d)     (26,370)
                                  ----------      ----------
Income before income taxes
 (benefit).....................       (8,141)         39,517
Federal and state income taxes
 (benefit).....................       (2,849)(e)      13,322
                                  ----------      ----------
     Net income (loss).........   $   (5,292)     $   26,195
                                  ==========      ==========
Earnings per share.............                   $     1.77
                                                  ==========
Average shares outstanding.....    3,000,000      14,760,701
                                  ==========      ==========


See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                KCS ENERGY, INC.

                   PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
            (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                                 MEDALLION    ACQUISITION
                                     KCS        MEDALLION     SAWYER CANYON      PRO FORMA     AND OTHER        PRO FORMA
                                 HISTORICAL    HISTORICAL     PROPERTIES(F)      COMBINED     ADJUSTMENTS      AS ADJUSTED
                                 -----------   -----------   ----------------   -----------   -----------      -----------
Revenue........................  $   316,604   $   160,508     $      3,740     $   164,248   $        --      $   480,852
Operating costs and expenses:
  Cost of natural gas sales....      231,063       106,546               --         106,546            --          337,609
  Other operating and
    administrative expenses....       19,427        15,883              645          16,528            --           35,955
  Depreciation, depletion and
    amortization...............       33,933        20,360               --          20,360            84(g)        54,377
                                 -----------   -----------      -----------     -----------   -----------      -----------
  Operating costs and
    expenses...................      284,423       142,789              645         143,434            84          427,941
                                 -----------   -----------      -----------     -----------   -----------      -----------
    Operating income...........       32,181        17,719            3,095          20,814           (84)          52,911
Interest and other income,
  net..........................        4,850            --               --              --            --            4,850
Interest expense...............      (13,858)         (992)              --            (992)       (3,750)(h)      (18,600)
                                 -----------   -----------      -----------     -----------   -----------      -----------
Income before income taxes
  (benefit)....................       23,173        16,727            3,095          19,822        (3,834)          39,161
Federal and state income taxes
  (benefit)....................        8,367         5,973            1,083(i)        7,056        (1,342)(i)       14,081
                                 -----------   -----------      -----------     -----------   -----------      -----------
         Net income (loss).....  $    14,806   $    10,754     $      2,012     $    12,766   $    (2,492)     $    25,080
                                 ===========   ===========      ===========     ===========   ===========      ===========
Earnings per share.............  $      1.25                                                                   $      1.68
                                 ===========                                                                   ===========
Average shares outstanding.....   11,886,434                                                    3,000,000       14,886,434
                                 ===========                                                  ===========      ===========


See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                KCS ENERGY, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                       (UNAUDITED, DOLLARS IN THOUSANDS)


                                                                    ACQUISITION
                                         KCS         MEDALLION       AND OTHER          PRO FORMA      OFFERING        PRO FORMA
                                      HISTORICAL     HISTORICAL     ADJUSTMENTS         COMBINED      ADJUSTMENTS     AS ADJUSTED
                                      ----------     ----------     -----------         ---------     -----------     -----------
                                                             ASSETS
Current assets:
  Cash and cash equivalents.........   $ 53,597       $  3,542      $  (50,030) (m)     $  7,109      $       --       $   7,109
  Trade accounts receivable, net....     39,146         29,740              --            68,886              --          68,886
  Fuel inventories..................        884             --              --               884              --             884
  Other current assets..............      5,055          2,332              --             7,387              --           7,387
                                       --------       --------       ---------          --------       ---------        --------
    Current assets..................     98,682         35,614         (50,030)           84,266              --          84,266
Property, plant and equipment, net:
  Oil and gas properties, net.......    206,308        199,427          (5,152) (j)      400,583              --         400,583
  Natural gas transportation
    systems, net....................     22,296          2,950           2,050 (j)        27,296              --          27,296
  Other property, plant and
    equipment.......................      2,979          1,174            (674) (j)        3,479              --           3,479
                                       --------       --------       ---------          --------       ---------        --------
    Property, plant and equipment,
      net...........................    231,583        203,551          (3,776)          431,358              --         431,358
                                       --------       --------       ---------          --------       ---------        --------
Investments and other assets........     10,887          5,066          (3,266) (j)       12,687              --          12,687
                                       --------       --------       ---------          --------       ---------        --------
                                       $341,152       $244,231      $  (57,072)         $528,311      $       --       $ 528,311
                                       ========       ========       =========          ========       =========        ========

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................   $ 34,680       $ 21,461      $       --          $ 56,141      $       --       $  56,141
  Accrued liabilities...............      7,032          4,187              --            11,219              --          11,219
                                       --------       --------       ---------          --------       ---------        --------
    Current liabilities.............     41,712         25,648              --            67,360              --          67,360
Deferred credits and other
  liabilities.......................     33,298         31,866         (31,866) (j)       33,298              --          33,298
Long-term debt......................    149,830         52,402         104,111 (k)(m)    306,343        (101,706) (n)    204,637
Stockholders' equity:
  Preferred stock...................         --             --              --                --              --              --
  Common stock......................        125              3              (3) (j)          125              30 (n)         155
  Additional paid-in capital........     25,997        100,769         (95,771) (l)       30,995         101,676 (n)     132,671
  Retained earnings.................     93,578         33,543         (33,543) (j)       93,578              --          93,578
  Less treasury stock...............     (3,388)            --              --            (3,388)             --          (3,388)
                                       --------       --------       ---------          --------       ---------        --------
        Total stockholders'
          equity....................    116,312        134,315        (129,317)          121,310         101,706         223,016
                                       --------       --------       ---------          --------       ---------        --------
                                       $341,152       $244,231      $  (57,072)         $528,311      $       --       $ 528,311
                                       ========       ========       =========          ========       =========        ========


See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                                KCS ENERGY, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

     The accompanying pro forma financial statements have been prepared to reflect certain adjustments to the historical consolidated financial statements of the Company.

Unaudited Pro Forma Statement of Consolidated Income for the Year Ended December 31, 1995:

          (a) Adjustments to reflect revenues, cost of sales and other operating expenses from January 1, 1995, until the dates of the Rocky Mountain Acquisition and the Michigan Acquisition by the Company, the Sawyer Canyon and other acquisitions of Medallion, and the Medallion Acquisition by the Company.

          (b) Adjustments to reflect depreciation, depletion and amortization expense calculated using the future gross revenue method applied to the adjusted basis of the acquired properties and entities using the purchase method of accounting.

          (c) Adjustment to reflect additional interest expense calculated, assuming the Company's As Adjusted debt balance at December 31, 1995 ($170,529), was outstanding for the entire year, including amortization of deferred financing cost.


          (d) Adjustment to reflect incremental interest expense under the Bank Credit Facilities ($15,488) to fund the $206,543 cash payment for the Medallion Acquisition, and to reflect the interest expense savings ($7,958) a result of the application of the estimated net proceeds of $101,706 from the Offerings (approximately $107,625 in gross proceeds net of $5,919 in estimated underwriting discount and expenses assuming an offering price of $35.875 per share).



          (e) Adjustments to the provision for income taxes related to the above adjustments.


Unaudited Pro Forma Statement of Consolidated Income for the Nine Months ended September 30, 1996:

          (f) Reflects results of operations for the Sawyer Canyon Properties for the three months ended March 31, 1996, prior to their acquisition by Medallion on April 1, 1996.

          (g) Adjustment to reflect depreciation, depletion and amortization expense calculated using the future gross revenue method applied to the adjusted basis of the Medallion Acquisition using the purchase method of accounting.


          (h) Adjustment to reflect interest expense savings ($1,915) based on the assumption that the September 30, 1996 debt balance had been outstanding for the entire nine-month period, to reflect incremental interest expense under the Bank Credit Facilities ($11,616) to fund the $206,543 cash payment for the Medallion Acquisition, and to reflect the interest expense savings ($5,951) as a result of the application of the estimated net proceeds of $101,706 from the Offerings.


          (i) Adjustment to the provision for income taxes related to the above adjustments.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1996:

          (j) Adjustment to (i) eliminate the historical basis of certain assets and liabilities of Medallion and (ii) reflect the adjusted basis of these items using the purchase method of accounting. (See detail of the purchase price and related allocation to assets and liabilities in the table below.)


          (k) Adjustment to reflect the elimination of the historical debt of Medallion of $52,402 and additional debt under the Bank Credit Facilities of $206,543 used to fund a portion of the Medallion Acquisition.

                                KCS ENERGY, INC.



 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                             (DOLLARS IN THOUSANDS)



          (l) Adjustment to reflect the elimination of the historical paid-in capital of Medallion and the issuance of warrants to purchase 435,000 shares of Common Stock granted in connection with the Medallion Acquisition presented at estimated fair value ($4,998).



          (m) Reflects the application of $50,030 from cash to reduce long-term debt.



          (n) Adjustment to reflect the application of the estimated net proceeds of $101,706 from the Offerings to reduce long-term debt.



The following table summarizes elements of the Medallion Acquisition, which was accounted for by the Company as a purchase transaction:



        Consideration:
          Cash Purchase Price............................................  $ 209,396
          Adjustment to reflect free cash flow from Medallion's
             operations subsequent to the effective date of July 1, 1996
             and through September 30, 1996..............................     (2,853)
          Cash paid to seller............................................    206,543
          Common stock warrants issued to seller.........................      4,998
        Liabilities Assumed:
          Current liabilities............................................     25,648
        Assets Acquired:
          Current assets.................................................    (35,614)
          Other assets...................................................     (1,800)
                                                                            --------
                                                                           $ 199,775
                                                                            ========

                                KCS ENERGY, INC.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The historical financial data presented below is derived from the Company's financial statements. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (including the notes thereto) included elsewhere in this Prospectus.


                                                                                                            NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                                     ----------------------------------------------------------------    ------------------------
                                        1991         1992         1993          1994          1995          1995          1996
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                    (UNAUDITED)
INCOME STATEMENT DATA:
Revenue:
 Oil and gas exploration and
   production....................... $    9,302   $   13,496   $   40,455    $   66,215    $   86,629    $   63,425    $   79,051
 Natural gas transportation and
   marketing........................    108,549      141,562      264,710       279,155       365,354       270,557       238,254
 Intercompany.......................       (624)        (779)        (876)       (3,657)       (2,018)       (1,708)         (701)
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
       Total........................    117,227      154,279      304,289       341,713       449,965       332,274       316,604
Operating costs and expenses:
 Cost of natural gas sales..........    100,072      133,590      253,435       265,076       356,186       264,097       231,063
 Other operating and administrative
   expenses.........................     10,017       10,806       15,018        18,285        18,669        12,950        19,427
 Depreciation, depletion and
   amortization.....................      3,227        3,800        8,036        19,740        39,209        29,299        33,933
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
       Total........................    113,316      148,196      276,489       303,101       414,064       306,346       284,423
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
Operating income....................      3,911        6,083       27,800        38,612        35,901        25,928        32,181
Interest and other income, net......        787          757          704         1,039         3,713         2,311         4,850
Interest expense....................     (1,239)      (1,297)      (1,983)       (2,938)       (7,732)       (4,912)      (13,858)
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
Income before income taxes..........      3,459        5,543       26,521        36,713        31,882        23,327        23,173
Federal and state income taxes......        885        1,533        7,910        12,556        10,576         7,645         8,367
                                     ----------   ----------   ----------    ----------    ----------    ----------    ----------
Net income.......................... $    2,574   $    4,010   $   18,611    $   24,157    $   21,306    $   15,682    $   14,806
                                     ==========   ==========   ==========    ==========    ==========    ==========    ==========
Earnings per share.................. $     0.24   $     0.36   $     1.60    $     2.05    $     1.81    $     1.33    $     1.25
Average common shares outstanding... 10,750,490   11,138,157   11,658,370    11,804,989    11,760,701    11,766,011    11,886,434
Dividends per common share.......... $       --   $     0.03   $     0.06    $     0.09    $     0.12    $     0.09    $     0.09
OTHER DATA:
EBITDA.............................. $    7,138   $    9,883   $   35,836    $   58,352    $   75,110    $   55,227    $   66,114
Capital expenditures................      7,809       13,867       48,455        74,953       128,699        57,455        52,735

BALANCE SHEET DATA (AT END OF
 PERIOD):
Cash and cash equivalents........... $    1,914   $    4,292   $    5,369    $      988    $    5,846    $    4,187    $   53,597
Working capital.....................      4,002        5,966       10,368        16,215(1)     60,090(1)     43,437(1)     56,970
Oil and gas properties, net.........     19,028       30,828       70,477       125,621       204,958       146,130       206,308
Total assets........................     72,077       88,220      165,990       214,423       360,609       271,982       341,152
Long-term debt......................     15,707       21,637       36,289        61,970       165,529        90,800       149,830
Total stockholders' equity..........     26,317       30,233       59,765        80,668       101,576        95,626       116,312


---------------

(1) Includes the Tennessee Gas Receivable at such dates.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with the Company's Consolidated Financial Statements (including the notes thereto) included elsewhere in this Prospectus.

GENERAL


     In the past year, several important developments have had and will continue to have a significant impact on the Company's financial condition and results of operations. On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them related to the Tennessee Gas Contract. As part of the settlement, the Tennessee Gas Contract was terminated effective January 1, 1997, approximately two years prior to its expiration date. The parties also agreed to the dismissal of the contract dispute that resulted in a November 1996 jury award to Tennessee Gas of $143.2 million (including $114 million in punitive damages). See "Business and Properties -- Legal Proceedings -- Tennessee Gas Litigation." The early termination of the Tennessee Gas Contract with its above-market pricing provisions resulted in downward revisions in the amounts of $59.5 million for estimated future net revenues before income taxes (based upon a natural gas price of $2.10 per Mcf, the assumed realized spot market price on June 30, 1996) and $51.4 million for PV-10, as compared to prior reserve reports prepared as of June 30, 1996. Except for the revisions to future net revenues, the Company's financial statements will not be directly affected as a result of the settlement and early termination of the contract.



     The December 1996 settlement did not affect the Company's successful conclusion of litigation earlier in the year relating to the validity and pricing provisions of the Tennessee Gas Contract and its recovery of past underpayments (including interest and net of severance taxes and other payables related to the contract) that had accrued under the contract. On September 30, 1996, Tennessee Gas paid the Company approximately $70 million, representing the amount of the Tennessee Gas Receivable at that date.



     As of December 31, 1996, the Company completed the arrangements for the acquisition of all of the outstanding stock of Medallion for a total purchase price of approximately $214.4 million, consisting of $209.4 million in cash (reduced at the January 2, 1997 closing by $15.3 million principally to reflect free cash flow from Medallion's operations subsequent to the July 1, 1996 effective date) and warrants to purchase 435,000 shares of Common Stock. The Company has also made two other significant recent acquisitions. In November 1995, the Company acquired substantially all of the oil and gas assets of Natural Gas Processing Company for a purchase price of approximately $33 million and in December 1995, the Company acquired 24.6 Bcfe of proved reserves in the northern and southern Niagaran Reef trend in Michigan for $31 million.



     These developments have transformed the Company from an enterprise dependent upon the Bob West Field and the Tennessee Gas Contract to a more diversified enterprise focusing on the acquisition and development of oil and gas assets located in three core operating areas -- the Gulf Coast region, the Rocky Mountain region and the Mid-Continent region -- and on its VPP program.


NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

  Results of Operations -- Consolidated

     For the nine months ended September 30, 1996, net income was $14.8 million ($1.25 per share), compared to $15.7 million ($1.33 per share) for the same period in 1995. Significantly higher oil and gas production, along with higher oil and gas prices in the current year for non-Tennessee Gas Contract sales were offset by lower production from properties covered by the Tennessee Gas Contract, higher interest costs and a higher effective income tax rate.

  Results of Operations -- Business Segments

     Segment information reflects volumes, revenues and expenses associated with transactions involving affiliates which are eliminated in consolidation.

  Oil and Gas Exploration and Production

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                         -------------------------
                                                          1995              1996
                                                         -------           -------
                                                         (UNAUDITED, DOLLARS IN THOUSANDS
                                                           EXCEPT PER UNIT DATA)
        Revenue........................................  $63,425           $79,051
        Production (lifting) costs.....................    4,353             8,253
        Depreciation, depletion and amortization.......   28,447            32,865
        Other operating expenses.......................    1,816             2,877
                                                         -------           -------
             Operating income..........................  $28,809           $35,056
                                                         =======           =======
        Oil production (Mbbl)..........................      111               547
        Natural gas production (MMcf):
          Tennessee Gas Contract.......................    5,446             3,576
          Other........................................    7,858            15,346
                                                         -------           -------
             Total natural gas production..............   13,304            18,922
                                                         =======           =======
        Average sales price:
          Oil (per bbl)................................  $ 17.53           $ 19.72
          Natural gas (per Mcf)........................     4.60              3.61
          Average equivalent sales price (per Mcfe)....     4.54              3.56
        Average lifting cost (per Mcfe)................     0.31              0.37
        DD&A as a percent of revenue...................     44.9%             41.6%


     Oil and gas production increased 59% to 22,204 MMcfe for the nine months ended September 30, 1996, compared to the corresponding period in 1995. The increase in production during 1996 resulted from newly added properties and reflected the Company's overall growth strategy to increase its percentage of non-Tennessee Gas Contract production. Non-Tennessee Gas Contract production accounted for 84% of total production during the 1996 period, up from 61% during the 1995 period. Approximately 5,851 MMcfe of the increase in non-Tennessee Gas Contract production was attributable to the Company's VPP program, with the remainder attributable to increased exploitation and development drilling. For the nine months ended September 30, 1996, sales to Tennessee Gas decreased to 3,576 MMcf, compared to 5,446 MMcf during 1995, when Tennessee Gas took additional deliveries to offset earlier curtailments.



     Average natural gas prices were $3.61 per Mcf for the nine months ended September 30, 1996, compared to $4.60 per Mcf for the same period in 1995. This decrease reflects the lower Tennessee Gas Contract production which offset the significant increase in non-Tennessee Gas Contract production and higher average spot market prices. Average non-Tennessee Gas Contract gas prices were $2.29 during the 1996 period, compared to $1.56 during the same period in 1995. Natural gas sale prices under the Tennessee Gas contract, excluding severance tax reimbursements, were $8.38 during the nine-month period ended September 30, 1996, compared to $7.84 during the same period in 1995.


     The increases in costs and expenses were mainly attributable to the increase in production volume.

  Natural Gas Transportation and Marketing

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                           -------------------------
                                                             1995             1996
                                                           --------         --------
                                                            (UNAUDITED, DOLLARS IN
                                                                   THOUSANDS
                                                             EXCEPT PER UNIT DATA)
        Revenue..........................................  $270,557         $238,254
        Cost of natural gas sales........................   265,213          231,343
                                                           --------         --------
             Gross margin................................     5,344            6,911
        Depreciation.....................................       803            1,007
        Other operating expenses.........................     5,825            6,183
                                                           --------         --------
             Operating loss..............................  $ (1,284)        $   (279)
                                                           ========         ========
        Transportation volume (Bcf)......................      19.4             20.1
        Transportation gross margin (per Mcf)............  $  0.159         $  0.186
        Marketing volume (Bcf)...........................     167.1             87.2
        Marketing gross margin (per Mcf).................  $  0.014         $  0.036
        Marketing operating expense (per Mcf)............     0.027            0.050


     The marketing operations had an operating loss of $1.3 million for the nine months ended September 30, 1996, compared to a loss of $2.3 million for the same period in 1995. The significant decline in marketed volumes and revenue during the 1996 period reflect a strategic shift away from higher volume low margin "gas trading" activities and toward an emphasis on the core retail customer base. Coupled with higher natural gas prices in 1996, this resulted in the increases in gross margin per Mcf of marketing volumes.


     The natural gas transportation operations had operating income of $1.0 million in each of the nine-month periods ended September 30, 1996 and 1995. The increases in transportation volumes and gross margin per Mcf were offset by higher operating and maintenance expenses.

  Interest and Other Income, Net

     Interest income accrued on the Tennessee Gas Receivable was $4.7 million for the nine months ended September 30, 1996, compared to $1.9 million during the same period in 1995. See "-- Liquidity and Capital Resources."

  Interest Expense

     For the nine months ended September 30, 1996, interest expense was $13.9 million, compared to $4.9 million for the same period in 1995. The increase in 1996 was due to higher average borrowings, along with higher average interest rates principally resulting from the sale of $150 million of the 11% Senior Notes in January 1996. The Company did not collect the contract price from Tennessee Gas throughout 1995 and therefore increased its borrowings to expand its oil and gas exploration and production operations. These borrowings included approximately $64 million for the Rocky Mountain and Michigan Acquisitions, completed during the fourth quarter of 1995.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Results of Operations -- Consolidated

     Net income was $21.3 million ($1.81 per share) in 1995, compared to $24.2 million ($2.05 per share) in 1994 and $18.6 million ($1.60 per share) in 1993. Lower natural gas prices in 1995 affected each of the Company's operating businesses, and combined with higher net interest costs incurred to fund the growth of the Company's oil and gas exploration and production operations to reduce 1995 earnings compared to 1994. Milder than normal winter weather conditions and an oversupply of natural gas during the winter of 1994-1995 resulted in a 10% decline in average natural gas prices for the Company's non-Tennessee Gas Contract production in 1995, which reduced somewhat the benefits of significantly increased natural gas production. The mild weather and lower natural gas prices particularly affected the Company's natural gas marketing operations, which posted a significant decline in operating income during 1995.


     The increase in earnings in 1994 compared to 1993 was due mainly to increased natural gas production, principally from the Company's acreage in the Bob West Field dedicated under the Tennessee Gas Contract. See Note 7 to the Consolidated Financial Statements for information regarding the Tennessee Gas Contract.


  Results of Operations -- Business Segments

     Segment information reflects all volumes, revenue and expenses, including those associated with transactions involving affiliates which are eliminated in consolidation. Each of the Company's business segments was adversely affected by low natural gas prices during most of 1995.

  Oil and Gas Exploration and Production

                                                        YEAR ENDED DECEMBER 31,
                                                    -------------------------------
                                                     1993        1994        1995
                                                    -------     -------     -------
                                                         (DOLLARS IN THOUSANDS
                                                         EXCEPT PER UNIT DATA)
        Revenue.................................... $40,455     $66,215     $86,629
        Production (lifting) costs.................   5,011       7,063       6,623
        Depreciation, depletion and amortization...   7,004      18,538      37,988
        Other operating expenses...................   1,785       2,671       2,373
                                                    -------     -------     -------
             Operating income...................... $26,655     $37,943     $39,645
                                                    =======     =======     =======
        Oil production (Mbbl)......................     179         211         196
        Natural gas production (MMcf):
          Tennessee Gas Contract...................   4,472       6,851       6,924
          Other....................................   2,505       4,453      12,205
                                                    -------     -------     -------
             Total natural gas production..........   6,977      11,304      19,129
                                                    =======     =======     =======
        Average sales price:
          Oil (per bbl)............................ $ 17.57     $ 15.16     $ 17.28
          Natural gas (per Mcf)....................    5.27        5.54        4.29
          Average equivalent sales price (per
             Mcfe).................................    5.02        5.27        4.27
        Average lifting cost (per Mcfe)............    0.62        0.56        0.33
        DD&A as a percent of revenue...............    17.3%       28.0%       43.9%

     The 69% increase in natural gas production in 1995 compared to 1994 was due mainly to newly added properties not covered by the Tennessee Gas Contract. Approximately 7.4 Bcf of the increase in non-Tennessee Gas Contract natural gas production was attributable to the Company's VPP program, with the remainder attributable to increased exploration and development drilling. Non-Tennessee Gas Contract oil and gas production accounted for 66% of total production in 1995, compared to 45% in 1994 and 44% in 1993. The increase in non-Tennessee Gas Contract production as a percentage of total production, while an integral part of the Company's overall growth strategy during this period, made the Company more sensitive to fluctuations in the market price of oil and gas. Accordingly, while total production and revenue were up significantly in 1995, a 10% decline in average non-Tennessee Gas Contract natural gas prices had a negative impact on the overall profitability of this segment. Average non-Tennessee Gas Contract natural gas prices were approximately $1.62 in 1995, compared to $1.81 in 1994 and $2.02 in 1993.

     Tennessee Gas Contract production increased slightly in 1995 compared to 1994 largely as a result of the continued development of the Bob West Field, which was able to more than offset the normal production decline from existing wells. With planned development of known producing horizons nearly completed, the Company anticipates that, absent any new discoveries, it will not be able to completely offset normal production declines and therefore 1996 production from this field will be less than in 1995 and will continue to decline thereafter. Average sales prices under the Tennessee Gas Contract, excluding severance tax reimbursements, were $7.90 in 1995, $7.49 in 1994 and $7.09 in 1993. The Tennessee Gas Contract was terminated effective January 1, 1997, and sales prices beyond that date will be made at lower spot market prices. See Note 7 to the Consolidated Financial Statements for information regarding the Tennessee Gas Contract.


     The increase in DD&A in 1995 reflected the increase in production, as well as an increase in the DD&A rate. The DD&A rate reflects, among other things, the higher average oil and gas property investment in 1995, lower natural gas prices and an increase in the percentage of total proved reserves not covered by the Tennessee Gas Contract. In addition, the increase in the Company's reserves attributable to the VPP program (which bear no lease operating expenses) as a percentage of total reserves, contributed to the increase in the DD&A rate. The effect of the higher DD&A rate was partially offset by a 41% reduction in average lifting costs to $0.33 per Mcfe.

     The significant growth of revenue and operating income in 1994 compared to 1993 was largely attributable to increased natural gas production, principally as a result of the development of the Bob West Field and as a result of acquisitions and further development of other producing properties.

     The increase in total costs and expenses in 1994 compared to 1993 reflected the significant expansion of oil and gas operations. Production costs and DD&A increased mainly due to higher natural gas production.

  Natural Gas Transportation and Marketing

                                                      YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                  1993          1994          1995
                                                --------      --------      --------
                                                       (DOLLARS IN THOUSANDS
                                                       EXCEPT PER UNIT DATA)
        Revenue...............................  $264,710      $279,155      $365,354
        Cost of natural gas sales.............   254,029       267,959       357,523
                                                --------      --------      --------
             Gross margin.....................    10,681        11,196         7,831
        Depreciation..........................       998         1,178         1,157
        Other operating expenses..............     6,105         7,129         8,023
                                                --------      --------      --------
             Operating income (loss)..........  $  3,578      $  2,889      $ (1,349)
                                                ========      ========      ========
        Transportation volume (Bcf)...........      24.3          20.9          25.9
        Transportation gross margin (per
          Mcf)................................  $  0.135      $  0.176      $  0.172
        Marketing volume (Bcf)................     122.9         153.1         226.3
        Marketing gross margin (per Mcf)......  $  0.060      $  0.049      $  0.015
        Marketing operating expense (per
          Mcf)................................     0.040         0.036         0.027

     The combination of (i) lower natural gas prices, (ii) increased competitive pressures within the industry and (iii) the absence of severe weather conditions during the 1994-1995 winter heating season were the primary reasons for the decrease in operating income in 1995 compared to 1994, offsetting the increase in marketing and transportation volumes. Average natural gas sales prices for this segment were approximately 15% lower in 1995 compared to 1994 and average marketing gross margins per Mcf were approximately 69% lower.

     The increase in other operating expenses in 1995 compared to 1994 was primarily due to costs associated with the expanded activities of the marketing operations, the expansion of the gathering system associated with the Company's Texas intrastate pipeline and the timing of routine pipeline repairs and maintenance.

     The increase in revenue in 1994 compared to 1993 was due in part to the unusually cold 1993-1994 winter in the northeastern part of the United States. During this period of high demand for natural gas, the Company successfully obtained supply and transportation at competitive prices and sold a significant portion of its natural gas in the northeastern markets at "peaking" rates. The decrease in marketing gross margin per Mcf in 1994 reflected the sales to higher-volume, lower-margin customers, while the increase in transportation gross margin per Mcf in 1994 was due mainly to an increase in higher-margin volumes from the Company's gathering systems, along with higher margins on sales and transportation to certain high-priority, weather-sensitive customers during the 1993-1994 peak winter heating season.

     The increase in operating expenses in 1994 compared to 1993 reflected higher personnel and marketing costs to support the significant growth in operations.

  Interest and Other Income, Net

     Interest and other income was $3.7 million in 1995, compared to $1.0 million in 1994 and $0.7 million in 1993. Of the 1995 amount, $3.1 million was interest income recorded on the Tennessee Gas Receivable. See "-- Liquidity and Capital Resources." In addition, the Company had $0.6 million of income from other investments. The 1994 increase over 1993 was primarily due to a one-time receipt of $0.5 million for interest on funds that were previously held by the operator of the jointly-owned wells covered by the Tennessee Gas Contract.

  Interest Expense


     Interest expense was $7.7 million in 1995, compared to $2.9 million in 1994 and $2.0 million in 1993. These increases were primarily due to higher average borrowings used to expand the Company's oil and gas exploration and production operations, including acquisitions under its VPP program which began in late 1994. In 1995, the increase in borrowings was largely the result of interim agreements with Tennessee Gas, whereby the Company received only partial cash payments from Tennessee Gas for sales of natural gas production under the Tennessee Gas Contract. See "-- Liquidity and Capital Resources" and Note 7 to the Consolidated Financial Statements. Until the Tennessee Gas Receivable was paid, the Company was required to utilize its credit facilities to a greater extent in order to finance its capital spending program. The increase in interest expense in 1995 was partially offset by the increase in interest income as previously discussed. Higher average interest rates were also a contributing factor in the year to year increases.


  Income Taxes

     The income tax provision was $10.6 million in 1995, representing an effective tax rate of 33.2%, compared to 34.2% and 29.8% in 1994 and 1993, respectively. See Note 6 to Consolidated Financial Statements for the reconciliation of the statutory federal income tax rate to the Company's effective tax rates. A substantial portion of the income taxes provided for by the Company during these periods is deferred to future years.

LIQUIDITY AND CAPITAL RESOURCES


  Tennessee Gas Litigation



     On August 16, 1996, the Texas Supreme Court denied Tennessee Gas' petition for a rehearing of the Court's April 1996 decision in favor of the Company regarding the validity and pricing provisions of the Tennessee Gas Contract, and on September 30, 1996, Tennessee Gas paid the Company approximately $70 million, representing the Tennessee Gas Receivable at that date.

     The Company had been accruing an accounts receivable amount (which included interest as provided for in the contract) due from Tennessee Gas that included the difference between the price that would have been paid for natural gas pursuant to the terms of the Tennessee Gas Contract and the amount actually paid for natural gas delivered from September 17, 1994 through April 30, 1996 pursuant to interim agreements whereby Tennessee Gas paid $3.00 per MMBtu for all natural gas purchased during that period. Tennessee Gas paid the contract price for natural gas deliveries subsequent to April 30, 1996 and through the termination of the Tennessee Gas Contract effective January 1, 1997.



     On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them related to the Tennessee Gas Contract. As part of the settlement, the Tennessee Gas Contract was terminated effective January 1, 1997, approximately two years prior to its expiration date. The parties also agreed to the dismissal of the contract dispute that resulted in a November 1996 jury award to Tennessee Gas of $143.2 million (including $114 million in punitive damages). This settlement did not affect the April 1996 decision of the Texas Supreme Court or the Company's prior recovery of the Tennessee Gas Receivable. By resolving this major uncertainty and avoiding any requirement to post a supersedeas bond of nearly $150 million in order to appeal the verdict, the Company believes it is better positioned to continue its strategic plan to grow and diversify its proved oil and gas reserves and reduce its dependency on production from the Bob West Field. Posting a supersedeas bond of such magnitude would have significantly and adversely affected the amount of capital available for future investment, therefore constraining the growth of the Company.



     The early termination of the Tennessee Gas Contract with its above-market pricing provisions resulted in downward revisions in the amounts of $59.5 million for estimated future net revenues before income taxes (based upon a natural gas price of $2.10 per Mcf, the assumed realized spot market price on June 30, 1996) and $51.4 million for PV-10, as compared to prior reserve reports prepared as of June 30, 1996. Except for the revisions to future net revenues, the Company's financial statements will not be directly affected as a result of the settlement and early termination of the contract.


  Cash Flow From Operating Activities


     Net income adjusted for noncash charges was $54.2 million for the nine months ended September 30, 1996, compared to $53.7 million during the same period in 1995. Net cash provided by operating activities was $105.1 million during the current year nine-month period, compared to $28.7 million in the prior-year period. This increase resulted primarily from the receipt of the Tennessee Gas Receivable on September 30, 1996 and, to a lesser extent, the timing of cash receipts and payments. See Note 7 to the Consolidated Financial Statements.


     Net income adjusted for non-cash charges increased to $71.1 million in 1995, compared to $54.7 million in 1994. However, net cash provided by operating activities declined from $50.1 million in 1994 to $30.1 million in 1995, primarily as a result of interim agreements under which Tennessee Gas had been paying $3.00 per MMBtu. This price was less than the contract price which Tennessee Gas had been paying until September 1994.

     Trade accounts receivable increased $11.7 million and accounts payable increased $15.3 million in 1995 primarily due to the timing of cash receipts and cash payments related to the high volume activity of the natural gas marketing operations and, to a lesser extent, the timing of cash receipts and payments of the oil and gas exploration and production operations.

  Investing Activities

     Capital expenditures in 1995 were $128.7 million, of which $121.3 million was invested in oil and gas properties. Of the $121.3 million, $43.8 million was for the purchase of oil and gas reserves under the Company's VPP program (including the Michigan Acquisition), $33 million was for the Rocky Mountain Acquisition and $19.4 million was for the development of the Bob West Field. The remainder was largely for lease acquisitions, seismic evaluations and exploratory drilling ($16.9 million) and development drilling ($7.5 million) on non-Tennessee Gas Contract properties. The Company funded its capital expenditures through a combination of additional borrowings under its credit facilities and internally generated cash.

     Following the completion of two significant oil and gas property acquisitions in late 1995, totaling $64 million, the Company established an initial $70 million capital budget for 1996. Included in the total was $30 million for oil and gas property acquisitions, $22 million for development drilling and $15 million for exploration. Capital expenditures under the program for the nine months ended September 30, 1996 were $52.7 million, of which $50.6 million were invested in oil and gas operations. Of that total, $30.2 million was for development drilling, $8.0 million for the purchase of proved reserves under the Company's VPP program and $12.4 million for lease acquisitions, seismic surveys and exploratory drilling. The expenditures were financed principally with $16.4 million of proceeds from the sale of certain non-strategic oil and gas properties and internally generated cash.

     The 1996 capital budget was increased to $100 million in August, after the Texas Supreme Court denied Tennessee Gas' petition for rehearing of the Court's April 1996 decision in the Tennessee Gas Contract litigation. The additional funds were allocated principally for development drilling in the Rocky Mountains and for property acquisitions.


     As of December 31, 1996, the Company completed the arrangements for the purchase of Medallion. The Medallion Acquisition was funded by a cash payment of $194.1 million (reflecting the $209.4 million cash purchase price reduced at the January 2, 1997 closing by $15.3 million principally to reflect free cash flow from Medallion's operations subsequent to the July 1, 1996 effective date) and the issuance of warrants to purchase 435,000 shares of Common Stock. See "Business and Properties -- Recent Acquisitions -- Medallion Acquisition." The Company financed the cash portion of the purchase price by using its available cash, borrowings under its existing Credit Facility and borrowings under the new Revolving Credit Agreement secured by the assets acquired in the Medallion Acquisition. See "-- Debt Financing." The net proceeds from the Offerings will be used to reduce the amounts outstanding under the Bank Credit Facilities.



     Giving effect to the Medallion Acquisition, the Company made gross estimated capital expenditures of approximately $285 million in 1996. Of that total, $199 million represents the Medallion Acquisition and the remaining $86 million was for exploration and development drilling on the Company's other properties and for oil and gas property acquisitions. For 1997, the Company has set a capital budget of $160 million. Of that total, $70 million has been allocated to development and exploitation drilling, $25 million for exploration and $65 million for oil and gas property acquisitions, including reserves acquired under the VPP program. The Company believes that internally generated cash, sales of certain non-strategic assets and borrowings under the Bank Credit Facilities will be sufficient to fund its 1997 capital budget.


  Debt Financing


     On January 25, 1996, the Company completed the sale of $150 million principal amount of 11% Senior Notes due 2003. The net proceeds of approximately $145 million (after deducting expenses of the offering which were deferred and are being amortized over the term of the Senior Notes) were utilized to reduce the outstanding indebtedness under existing bank credit facilities and to repay a note sold to a third party. Also during 1996, the Company consolidated its existing bank credit facilities into one Credit Facility as described below and entered into an additional Revolving Credit Agreement to fund a portion of the purchase price for the Medallion Acquisition as described below.


  Credit Facility

     At June 30, 1996, the Company maintained three separate bank credit facilities to support its operations. The Master Note Facility was utilized primarily to support the expansion of the Company's exploration and production and natural gas transportation businesses. The Company's natural gas marketing subsidiary had two credit facilities, the Receivable Facility and the VPP Facility, which were used primarily for working capital purposes and to support the acquisition of oil and gas properties through volumetric production payments.

     In July 1996, the Receivable Facility was paid in full and terminated. On September 25, 1996, the Company consolidated the Master Note Facility and the VPP Facility to create one revolving credit facility (the "Credit Facility"), which will mature on September 30, 2000. The Credit Facility is secured by the same collateral that was pledged to secure the Master Note and VPP facilities. The borrowing base under the Credit Facility is a function of the lender's determination of the value of the Company's oil and gas reserves, and as of October 31, 1996, was limited to $75 million under the terms of the Indenture governing the Senior Notes. The Credit Facility bears interest at a spread over the prime rate or LIBOR, determined each quarter based on the Company's consolidated debt-to-EBITDA ratio. As of December 31, 1996, $0.1 million was outstanding under the Credit Facility and simultaneously with the Medallion Acquisition, the Company borrowed an additional $55.5 million to fund a portion of the Medallion Acquisition purchase price.


  Revolving Credit Agreement for Medallion Acquisition


     Simultaneously with the consummation of the Medallion Acquisition, the Company entered into a new Revolving Credit Agreement with a group of banks. Of the Revolving Credit Agreement's $135 million initial borrowing base, $30 million is structured as a term loan with a maturity of March 31, 1997; the remaining $105 million revolving loan matures on September 30, 2000.



     The Company's obligations under the Revolving Credit Agreement are secured by substantially all of the oil and gas assets of Medallion and a pledge of Medallion's common stock. The Revolving Credit Agreement permits the Company to borrow at interest rates based upon the banks' prime rate or LIBOR. The applicable spread over the prime rate or LIBOR is determined each quarter based on the Company's consolidated debt-to-EBITDA ratio. Simultaneously with the Medallion Acquisition, the Company borrowed $105 million under the Revolving Credit Agreement to fund a portion of the purchase price of the Medallion Acquisition.


  Impact of Recently Issued Accounting Standards

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 121 had no impact on the financial position or results of operations of the Company.

                            BUSINESS AND PROPERTIES

GENERAL

     KCS is an independent oil and gas company primarily engaged in the acquisition, exploitation, development and, to a lesser extent, exploration of domestic oil and gas properties, and in the production and marketing of oil and gas. Through its experienced management and geological and engineering staff, the Company has successfully acquired and increased the value of its properties through drilling and other exploitation techniques and has substantially increased its reserves, production and cash flow. Over the five-year period ended December 31, 1995, KCS replaced 400% of production and increased proved oil and gas reserves 395% to 186.1 Bcfe at December 31, 1995. During the same period, the Company increased its oil and gas production 392% to 20.3 Bcfe, representing a compound annual growth rate of 49%. In addition, the Company increased EBITDA from $7.1 million in 1991 to $75.1 million in 1995.


     The Company's operations to date have focused primarily on properties in the onshore Gulf Coast and Rocky Mountain regions. KCS augments its working interest ownership of properties with the VPP program to acquire oil and gas from properties which to date have been located primarily in the offshore Gulf Coast region and in the Niagaran Reef trend in Michigan. As of December 31, 1996 the Company completed the arrangements for the acquisition of InterCoast Oil and Gas Company (formerly Medallion Production Company and renamed KCS Medallion Resources, Inc.) and certain of its affiliates, the Company's largest acquisition to date. The Medallion Acquisition expanded the Company's operations to include a third core operating area, the Mid-Continent region, encompassing west Texas, the Texas Panhandle, northwest Oklahoma and north Louisiana. At June 30, 1996, on a pro forma basis reflecting the Medallion Acquisition, proved oil and gas reserves were 369.4 Bcfe (84% proved developed), approximately double the Company's historical proved reserves at December 31, 1995, and represented a PV-10 value of $408.3 million. On a pro forma basis, the Company holds working interests in 3,011 producing wells, 38% of which it operates. Approximately 63% of the Company's reserves on a pro forma basis are attributable to wells it operates.



     Historically, the Company's most significant field was the Bob West Field in south Texas, which accounted for approximately 16% (8% on a pro forma basis) of the Company's production during the nine months ended September 30, 1996. Most of the Company's natural gas sold from the Bob West Field was covered by the Tennessee Gas Contract, which had been the subject of several lawsuits. On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them related to the Tennessee Gas Contract. As part of the settlement, the Tennessee Gas Contract was terminated effective January 1, 1997, approximately two years prior to its expiration date. The parties also agreed to the dismissal of the contract dispute that resulted in a November 1996 jury award to Tennessee Gas of $143.2 million (including punitive damages of approximately $114 million). The December 1996 settlement did not affect the Company's successful conclusion of litigation earlier in the year relating to the validity and pricing provisions of the Tennessee Gas Contract and its recovery of the Tennessee Gas Receivable.



     The Company also operates a natural gas transportation business and a natural gas marketing and services business, which together recorded a $0.3 million operating loss during the nine months ended September 30, 1996. The Company's natural gas transportation business consists of a 150-mile intrastate pipeline system and related gathering lines located between Houston and Dallas, Texas and 17 natural gas gathering systems (including the Texas system acquired in the Medallion Acquisition) totaling more than 300 miles in Texas, Montana and Louisiana. Through its natural gas marketing and services business, the Company buys and resells natural gas directly to industrial and commercial end users and also offers energy supply and transportation consulting services.


BUSINESS STRATEGY

     The Company has grown through a balanced strategy of reserve acquisitions and development and exploratory drilling. The Company plans to continue to broaden its reserve base and increase production and cash flow through (i) the acquisition of attractively priced oil and gas companies and producing properties that provide additional development or exploratory potential, (ii) the exploitation and development of its existing asset base, (iii) the operation and ownership of a majority working interest in a significant number of its properties to allow the Company greater control over future development, drilling, completing and lifting costs and marketing of production, (iv) the acquisition of oil and gas reserves through the VPP program, (v) the pursuit of a balanced exploration program that includes a number of high-potential opportunities, and (vi) the extensive use of advanced technologies, most notably 3-D seismic, computer-enhanced basin analysis, reservoir simulation and specialized drilling applications and stimulation techniques to better delineate and produce reserves.

     To implement its strategy, the Company intends to take advantage of several key strengths, including (i) an experienced and capable team of oil and gas industry professionals with a significant financial stake in the success of the Company, (ii) a significant inventory of attractive development and exploratory drilling opportunities within its existing property base and undeveloped acreage position, (iii) established relationships with proven industry partners that provide opportunities to participate in diverse exploration prospects, (iv) an efficient administrative and operating structure that emphasizes an entrepreneurial and opportunistic approach, and (v) a strong financial focus which manifests itself not only in innovative transactions, but also in asset risk management.

RECENT ACQUISITIONS

  Medallion Acquisition


     As of December 31, 1996, the Company completed the arrangements for the acquisition of all of the outstanding stock of InterCoast Oil and Gas Company (formerly Medallion Production Company and renamed KCS Medallion Resources, Inc.), GED Energy Services, Inc. and InterCoast Gas Services Company, (renamed Medallion Gas Services, Inc.), indirect wholly-owned subsidiaries of MidAmerican, for a total price of approximately $214.4 million, consisting of $209.4 million in cash and warrants to purchase 435,000 shares of Common Stock at an exercise price of $45.00 per share. The Medallion Acquisition was closed on January 2, 1997, and the cash portion of the purchase price was reduced by $15.3 million at closing principally to reflect free cash flow from Medallion's operations subsequent to the July 1, 1996 effective date.



     The information included in this Prospectus regarding Medallion has been provided by Medallion. No assurance can be given by the Company as to the accuracy or completeness of such information. Due diligence has been conducted by the Company only on those properties and other assets of Medallion that the Company believes have the most significant value. The Company received certain representations, warranties and indemnification agreements from the sellers in connection with the Medallion Acquisition. These representations, warranties and indemnification agreements will survive the closing of the transaction for specified periods. MidAmerican Capital Company, a direct wholly-owned subsidiary of MidAmerican, has agreed to guaranty certain obligations of the sellers under the agreements relating to the Medallion Acquisition, including the sellers' indemnification agreements.



     Medallion's principal oil and gas assets were estimated as of June 30, 1996 by an independent reserve engineer to be 202.1 Bcfe of proved oil and gas reserves, consisting of 161.3 Bcf of natural gas (80% of total proved reserves) and 6.8 MMbbls of oil and condensate. These reserves are located primarily in the Mid-Continent region encompassing west Texas, the Texas panhandle, northwest Oklahoma and north Louisiana. Proved developed reserves account for 88% of Medallion's total proved reserves and the average reserve life at year-end 1995 was 8.0 years. Medallion owns interests in 2,061 gross (675 net) wells, and approximately 68% of reserves are attributable to wells it operates. The Medallion Acquisition more than doubles the Company's reserve base and adds substantial management and technical expertise, particularly in the new Mid-Continent core operating area. Descriptions of the principal producing properties acquired are set forth under "Principal Working Interest Oil and Gas Properties -- Medallion Acquisition Properties."

     Over the three and a half-year period ended June 30, 1996, and giving effect to the acquisition of its Sawyer Canyon properties in April 1996, Medallion replaced 251% of its production and increased reserves 148% through property acquisitions, its EID program, and, to a lesser extent, exploratory drilling, all of which the Company expects to continue. Since its acquisition by MidAmerican in April 1992, Medallion has acquired 188.7 Bcfe of proved reserves through 31 acquisitions at an average acquisition cost of $0.67 per Mcfe.

     Medallion's EID program targets drilling prospects that enhance the economic recovery of oil and gas in producing areas and horizons to a level greater than that previously achieved by the owners of the prevailing leasehold by increasing the density of wells that penetrate known reservoirs. Typically, development of EID prospects requires that Medallion obtain some or all of the rights to drill on acreage that is held by production, thus providing the opportunity to drill without making significant capital expenditures for undeveloped leasehold acreage. The EID program has been implemented by members of Medallion's current management team (who are expected to continue with the Company following the Medallion Acquisition) since 1985. During the three-year period ended December 31, 1995, Medallion developed 53.7 Bcfe of proved reserves at an average finding cost of $0.75 per Mcfe through its EID program by successfully completing 52 of 87 prospects. At September 30, 1996, Medallion had identified more than 170 potential EID locations in its core operating areas and has 41 proved undeveloped locations on its acreage. In September 1996, average daily production from the Medallion properties was 3,453 bbls of oil and condensate and 63,834 Mcf of natural gas, equivalent to 84,552 Mcfe. Medallion also operates a 37-mile Texas gathering system and has natural gas marketing operations based in Tulsa, Oklahoma, which had average sales volumes of 210,000 Mcf per day in September 1996.


     Medallion has a demonstrated track record of consistent growth in reserves, production, revenues and cash flow every year since its inception in 1992. It utilizes a balanced approach to drilling and reserve acquisitions and has assembled a high quality, entrepreneurial management and technical team consisting of 72 employees at December 31, 1996, located principally in its Tulsa, Oklahoma headquarters. KCS anticipates that substantially all of these employees will remain with Medallion following the acquisition and that Medallion will continue to pursue its current operational strategies.


  Rocky Mountain Acquisition


     In November 1995, the Company acquired substantially all of the oil and gas assets of Natural Gas Processing Company for a purchase price of approximately $33 million. The Company acquired interests in 531 gross (301 net) wells located in over 30 different fields, principally in six producing basins located in Wyoming, Colorado, Montana and North Dakota. Proved reserves attributable to the acquired properties were estimated by independent reserve engineers at September 30, 1995 to be 66.7 Bcfe, consisting of 40.9 Bcf of natural gas and 4.3 MMbbls of oil and representing an average acquisition cost of $0.49 per Mcfe. Since the acquisition, the Company has undertaken an aggressive field development and acreage acquisition program in the Rocky Mountain region which has resulted in several recent drilling successes and prospective drilling opportunities, primarily in the Manderson Field in north central Wyoming. As of June 30, 1996, the Company's well count in the Rocky Mountain region had increased to 587 wells, of which 374 (or approximately 64%) are operated by the Company. Approximately half of the natural gas production from the acquired properties is subject to multi-year contracts with local utility companies at prices that ranged from $1.70 to $2.00 per Mcf.



     In addition, the Rocky Mountain Acquisition included approximately 197,000 gross (160,000 net) acres of largely underdeveloped properties. As the result of additional property acquisitions, the Company has increased the lease holdings in this area to approximately 240,000 gross (196,700 net) developed and undeveloped acres as of September 30, 1996. The Company also acquired a significant inventory of oil and gas equipment and supplies, vehicles, and buildings as well as natural gas gathering systems consisting of approximately 200 miles of pipeline. Following the acquisition, the Company hired highly experienced and technically competent exploration and operational personnel with experience in the Rocky Mountain region who were formerly employed by the seller, and following additional hiring, the Company's staff in the region totaled 55 persons as of December 31, 1996.

  Michigan Acquisition

     In December 1995, the Company acquired 24.6 Bcfe of proved reserves in the northern and southern Niagaran Reef trends in Michigan for $31 million, including a volumetric production payment covering certain reserves, escalating working interests in related properties and participation rights and an overriding royalty interest in an exploration program, representing an average acquisition cost of $1.26 per Mcfe. The VPP provides for the delivery to the Company of certain oil and gas reserves totaling 20.3 Bcfe scheduled to be delivered from December 1995 through January 2006, without any burden of development and lease operating expenses. The VPP reserves were estimated as of September 30, 1995 to consist of 13.7 Bcf of natural gas and 1.1 MMbbls of oil. Based on independent reserve reports as of September 30, 1995, the working interests in related properties that were acquired in the Michigan Acquisition separate from the VPP added 3.1 Bcf of natural gas and 219 Mbbls of oil to the Company's proved reserves.

OIL AND GAS PRODUCTION AND EXPLORATION


     All of the Company's production and exploration activities are located within the United States.


  Development and Production Activities


     During the three-year period ended December 31, 1995, the Company participated in the drilling of 61 development wells with a 98% success rate. The majority of this development was in the Bob West Field, where the Company drilled 38 wells and completed 38. During the first nine months of 1996, the Company substantially increased its level of development drilling in other areas and drilled 27 of 29 wells and completed 24 of 27 wells in areas other than the Bob West Field. The Company's activities are now focused on the Manderson Field in the Big Horn Basin of Wyoming, the Sweet Grass Arch area in Montana, the Langham Creek Area and Glasscock Ranch Field in Texas and the Laurel Ridge Field and the Tensas Parish Area in Louisiana. For 1996, the Company established an initial development drilling budget of $22 million, which was subsequently increased to $40 million in August 1996 as a result of the favorable decision of the Texas Supreme Court on the Tennessee Gas Contract. For details on major development activities on a field-by-field basis, see "-- Principal Working Interest Oil and Gas Properties."



     The Company has currently identified over 450 development drilling and recompletion locations and 170 EID locations, representing approximately a four-year inventory, and has initially budgeted $70 million for development activities in 1997. The Company plans to drill, recomplete and workover as many as 150 wells in 1997 and focus its development drilling program primarily on the fields in the Rocky Mountain and onshore Gulf Coast regions discussed above and, with the consummation of the Medallion Acquisition, on the Sawyer Canyon Field and several of Medallion's prospects in the west Texas, ArkLaTex, Anadarko and Arkoma areas located in the Mid-Continent region. See "Principal Working Interest Oil and Gas Properties."


  Exploration Activities

     During the three-year period ended December 31, 1995, the Company participated in the drilling of 58 exploratory wells with a 50% success rate. Discoveries included wells in the Bob West Field, Langham Creek Area and Laurel Ridge Field. During the first nine months of 1996, the Company participated in the drilling of 11 exploratory wells and completed five wells, two of which it operates. Of the 1996 exploration budget of $15 million, $12.4 million was spent during the nine months ended September 30, 1996, which included expenditures for lease acquisitions, seismic surveys and exploratory drilling. Discoveries in 1996 included the St. Jo prospect (now designated as the Aubrey and Wilsonia Fields) located in Tensas Parish, Louisiana, where seven successful wells were drilled and completed as of September 30, 1996.


     The Company's policy is to commit no more than 25% of its operating cash flow to exploration activities and generally no more than $750,000 for any single well. The Company has established an initial budget of $25 million for exploration in 1997 and intends to participate in drilling a wide variety of prospects, including both low-risk and high-risk, high-potential projects in order to maintain a balanced program with the potential for significant reserve additions.


     During 1997, the Company plans to participate in the drilling of up to 50 exploration prospects and to continue 3-D and 2-D seismic data acquisition and analysis. Exploration activities will focus primarily on properties located in the onshore Gulf Coast regions of Texas and Louisiana and in the Rocky Mountains. As of December 31, 1996, the Company had finalized negotiations on two exploratory projects in the Rocky Mountain region and is negotiating a third. The two exploratory projects on which negotiations are completed include
(i) three Lodgepole prospects, in which the Company owns a 30% working interest, located near Conoco's Eland Field in Stark County, North Dakota (one of which was drilled in 1996 and was non-productive) and (ii) a Wind River Basin project, in which the Company has a 95% working interest, on 7,500 gross acres in central Wyoming that targets the Lance, Shannon, Mesa Verde, Frontier and Muddy sand formations. The Lodgepole prospects are based on a 109-square mile 3-D seismic shoot covering approximately 68,530 gross (16,653 net) acres. The Company is currently negotiating to acquire a 50% working interest in a third exploration project on a 12,000 gross-acre Tyler sand prospect in central Montana. The Company also intends to further analyze the undeveloped acreage it acquired in the Medallion Acquisition for possible exploration prospects and continue its participation in exploration projects in Michigan, where a 3-D seismic program is currently under way.


Sale of Certain Properties

     In early 1996, the Company sold several non-strategic properties located in south Texas, including its interest in the San Salvador, Bloomberg and Birdie Fields, for a total sale price of $16.4 million. As of December 31, 1995, the properties had reserves attributable to them by an independent reserve engineer of 9.4 Bcf of natural gas and 63,000 bbls of oil. Prior to their sale, the properties contributed 232 Mcf of natural gas and 2,900 bbls of oil to the Company's production in 1996.

PRINCIPAL WORKING INTEREST OIL AND GAS PROPERTIES


     Approximately 85% of the Company's PV-10 of proved reserves and 92% of its total proved oil and gas reserves, after giving effect to the Medallion Acquisition, are attributable to properties in which it has a working interest. The Company is the operator of 1,139 wells, representing 64% of the PV-10 of proved reserves attributable to its working interests (54% of PV-10 for all proved reserves). The following table sets forth data as of June 30, 1996 (after giving effect to the Medallion Acquisition and the termination of the Tennessee Gas Contract effective on January 1, 1997) regarding the number of gross producing wells, the estimated quantities of proved oil and gas reserves and the PV-10 attributable to the Company's principal properties in which it owns working interests.


     The following table does not include reserves or PV-10 values attributable to the Company's VPP program. See "-- Volumetric Production Payment Program and Underlying Principal Properties."


                                                      ESTIMATED PROVED RESERVES
                               GROSS     ----------------------------------------------------
                             PRODUCING     OIL     NATURAL GAS    TOTAL    % OF       PV-10
        PROPERTY/AREA          WELLS     (MBBLS)     (MMCF)      (MMCFE)   TOTAL     ($000S)
--------------------------------------   -------   -----------   -------   -----     --------
Onshore Gulf Coast:
  Bob West Field.............      50        --       24,844     24,844       7%     $ 36,108
  Langham Creek Area.........      11       182       11,933     13,028       4        16,266
  Laurel Ridge Field.........       2       232        3,629      5,019       1        11,342
  Glasscock Ranch Field......      11        84        3,117      3,622       1         2,557
  Tensas Parish Area.........       3       105        1,781      2,409       1         3,224
  Others.....................     256     1,701       12,309     22,512       7        18,325
                               -----     ------      -------     -------    ---      --------
          Subtotal...........     333     2,304       57,613     71,434      21        87,822
Rocky Mountain:
  Big Horn Basin
     Manderson Field.........      17     2,134       10,560     23,364       7        18,748
     Others..................     207     1,475        4,896     13,748       4        11,008
  San Juan Basin.............      49        --       11,345     11,345       3         4,788
  Wind River Basin...........      23        82        4,435      4,926       2         2,227
  Sweet Grass Arch...........     208       567        1,176      4,577       1         4,486
  Green River Basin..........      82        34        3,680      3,882       1         2,047
  Others.....................       1        15            6         96      --            77
                               -----     ------      -------     -------    ---      --------
          Subtotal...........     587     4,307       36,098     61,938      18        43,381
Michigan Niagaran Reef
  Trend......................      30       285        3,039      4,748       1         4,974
Medallion Acquisition:
  Sawyer Canyon Field........     345        69       54,646     55,062      16        54,659
  ArkLaTex Area..............      74        90       21,641     22,180       7        29,951
  Anadarko Basin.............     216       177       19,699     20,762       6        20,272
  Rocky Mountain.............     842     1,118       13,787     20,497       6        11,290
  Gulf Coast and South
     Texas...................      95       854       11,176     16,299       5        25,162
  Offshore Gulf of Mexico....      76       442       11,428     14,081       4        21,113
  California.................      36     1,661        1,985     11,949       4         7,975
  Others.....................     377     2,386       26,966     41,283      12        41,017
                               -----     ------      -------     -------    ---      --------
          Subtotal...........   2,061     6,797      161,328     202,113     60       211,439
                               -----     ------      -------     -------    ---      --------
          Total..............   3,011    13,693      258,078     340,233    100%     $347,616
                               =====     ======      =======     =======    ===      ========


     Set forth below are descriptions of certain of the Company's significant oil and gas producing properties and those targeted for significant drilling activity in 1997.

  Onshore Gulf Coast Properties


     Bob West Field. The Company has interests in approximately 863 gross (599 net) acres in this field located in Zapata and Starr Counties, Texas. The field produces natural gas from a series of 20 different Upper Wilcox sands with formation depths ranging from 9,500 to 13,500 feet that require stimulation by hydraulic fracturing to effectively recover the reserves. Because the majority of this field is situated under Lake Falcon on the Rio Grande River, most wells must be drilled directionally under the lake from common lakeshore drill sites. The Company owns interests in two principal areas in the Bob West Field. During September 1996, the average combined rate of production attributable to the Company's net revenue interest in these areas was approximately 12,000 Mcf of natural gas per day. Prior to the termination of the Tennessee Gas Contract effective January 1, 1997, substantially all of this natural gas production was covered by the contract. See "-- Legal Proceedings -- Tennessee Gas Litigation," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 7 to the Consolidated Financial Statements.



     With the termination of the Tennessee Gas Contract, the Company will continue to have the equivalent of a 12.5% working interest in all production from the Guerra "A" and Guerra "B" units. As of September 30, 1996, these units contained 32 producing wells. The Company has the right to take all its production in kind, and during September 1996, the average combined rate of production attributable to the Company's non-operated net revenue interest was approximately 6,500 Mcf of natural gas per day. One well is currently drilling and one has been permitted on the Guerra "A" and Guerra "B" units.



     The Company also owns a 100% working interest in and operates 511 acres referred to as the Falcon/Bob West Field. During September 1996, the average combined rate of production attributable to the Company's net revenue interest was approximately 5,500 Mcf of natural gas per day. Substantially all of this acreage was covered by the Tennessee Gas Contract and contains 18 producing natural gas wells.



     In September 1996, the Company began an extensive workover and recompletion program on the acreage it operates. The Company is utilizing state-of-the-art well log analysis, performance histories and bottom hole pressure analysis in an effort to mitigate declines in gas production.



     Langham Creek Area. This area is comprised of the Cypress, Cypress Deep and Langham Creek Fields in western Harris County, Texas, where the Company has non-operated interests in 7,349 gross (3,375 net) acres. Multiple horizons in this area produce oil and gas from Eocene age sandstones in the Yegua formation from 6,000 to 7,500 feet and in the Wilcox formation from 9,000 to 13,000 feet.



     The Company owns working interests varying from 28% to 65% in 13 wells in this area, representing an average net revenue interest of approximately 39%. During September 1996, the nine producing wells in the Wilcox zone had an average combined rate of production attributable to the Company's interest of approximately 7,300 Mcf of natural gas and 82 bbls of oil per day. The geological and geophysical evidence indicates the potential for as many as six to nine additional drilling locations, with the upper Wilcox sands as the primary target. The Company plans to continue active development in the area and plans to drill as many as three additional wells in 1997.


     Laurel Ridge Field. The Company is the operator of this field located in Iberville Parish, Louisiana and has a 26% net revenue interest in 3,773 gross (1,221 net) acres around two discovery wells. The #1 Claiborne Plantation was completed in August 1995 in the Cibicides hazzardi (Frio) sand and the second discovery, the #2 Claiborne Plantation, was completed in December 1995 in the shallower Miogyp (Frio) formation. Based on the results of the first two discovery wells and 2-D seismic surveys, the Company drilled two additional step-out wells in July and October 1996 which were temporarily abandoned. The Company has deferred future development of the subject Frio formation until the completion of a 3-D seismic survey. A 3-D seismic program is scheduled to commence in the first quarter of 1997 to identify additional locations and to confirm the possible utilization of the wellbores of the two temporarily abandoned wells for potential side-track completions. During September 1996, the average production attributable to the Company's interest was 2,100 Mcf of natural gas and 210 bbls of oil per day.

     Glasscock Ranch Field. This field is located in Colorado County, Texas. The Company and its partners leased approximately 2,800 acres and in 1994 drilled and completed the #5 Glasscock well as a natural gas well in the upper portion of the lower Wilcox sand section, a new reservoir for the field. The Company has recently increased its working interest to approximately 85% and plans to implement a development drilling program for 1997 which could include as many as three additional wells.


     Tensas Parish Area. The Company currently has leases or options covering 32,000 acres in this area and in mid-1996 initiated a major exploration and development drilling program in its St. Jo (now referred to as the Aubrey and Wilsonia Fields), Barfield and Chicago Mills prospects. The Company currently owns a 100% working interest in these three prospects. Of the eight wells drilled to date in the Aubrey and Wilsonia Fields, six were completed, one is in the completion process and one was a dry hole. Five of the completed wells targeted the lower Tuscaloosa at a depth of 8,300 feet and one well targeted the Wilcox at a depth of 3,200 feet. The Company plans to drill as many as four additional wells in these fields during the next six months. During September 1996, the average production attributable to the Company's interest in the Aubrey and Wilsonia Fields was 1,600 Mcf of natural gas and 140 bbls of oil per day. The Company expects this level of production to increase as a result of further stimulation and operational enhancements commenced in October 1996.



     The Company has 2,330 acres under lease in its Barfield prospect and has completed a six square mile 3-D seismic survey on the prospect. Three recent exploration wells were dry, but provided the Company with additional data on the geology and geophysics of the prospect. A 12,500 foot well to test the James Lime/Pettet Limestone reef is in the planning stage.



     The Company has taken options on or leased approximately 26,700 acres in its Chicago Mills Prospect. A 26-square mile 3-D seismic survey has been completed on a portion of the optioned acreage and resulted in the leasing of 8,800 acres. The Company has staked five locations, one of which was abandoned, to test seven different prospects delineated by the seismic data. The remainder of the optioned acreage is scheduled for evaluation using 3-D seismic covering a 29-square mile area beginning in early 1997.


  Rocky Mountain Properties


     Big Horn Basin. This basin is located in north central Wyoming encompassing parts of Washakie, Big Horn, Hot Springs, and Park counties. The Company currently has lease holdings on 101,487 gross (86,264 net) acres. The Company operates 106 wells and has additional interests in 124 non-operated wells in a total of 18 fields. The major producing properties in the basin are the Manderson Field that produces oil and gas at depths from 4,500 to 8,000 feet, the Golden Eagle Field which produces oil and gas at depths from 3,200 to 10,000 feet, the 14-Mile Field that produces oil and gas at depths from 6,000 to 11,000 feet, the Grass Creek Field that produces oil and gas at depths from 2,400 to 7,000 feet and the Sellers Draw Field that produces natural gas at depths from 15,000 to 20,000 feet.



     The Manderson Field is located on a northwest-southeast trending anticlinal nose in the Big Horn Basin. The Company has expanded its holdings in the field from approximately 7,500 acres obtained in the Rocky Mountain Acquisition to more than 22,000 acres and owns a 100% working interest. The field has multiple reservoirs that are producing or potentially productive: the Phosphoria Dolomite, the Lakota sands, the Dakota sands, the Muddy sands, the Octh Louie sands, and the Frontier sands.



     The Manderson Field was discovered in 1951 and 16 wells targeting the Phosphoria Dolomite were drilled primarily using 640-acre spacing from 1951 to 1954. Another well drilled in 1990 tested gas in the Phosphoria but was recompleted to the Muddy sands as a natural gas producer due to the high percentage of hydrogen sulphide present in the Phosphoria formation. To date, the field has produced 8.2 Bcf of natural gas and more than 2.2 MMbbls of oil from the Phosphoria, 32.4 Bcf of natural gas from the Muddy sands and lesser amounts from the Frontier and Octh Louie sands.

     The Company is currently starting up an injection system and constructing processing facilities to handle the sour natural gas produced from the Phosphoria formation to allow for full field development. Since the drilling and completion of its first well in April 1996, the Company has drilled and completed 16 development wells, recompleted one previously existing well, is currently completing seven wells and is drilling two wells in the Phosphoria Dolomite, the deepest known productive reservoir in the Manderson Field. The completed wells, in which the Company owns an 81% net revenue interest, have tested at rates ranging from 200 to 1,900 bbls of oil per day and from 450 to 4,000 Mcf of natural gas per day.



     Daily production in the Manderson Field has been constrained due to limitations imposed by the State of Wyoming and the federal government on the amount of sour gas that can be flared. In late December, the Company began start-up of an injection well and associated compression facility. Completion of the injection system should enable the Company to inject 8,000 Mcf of sour gas per day and allow oil production to increase to approximately 5,000 bbls per day. The sour gas will be injected into the Phosphoria reservoir for pressure maintenance. Currently, six of the completed wells have been tied into the injection system and are on production.



     An amine treatment plant designed to treat the sour gas to marketable specifications is scheduled for completion late in the first quarter of 1997. Completion of the treatment facilities will allow the treated natural gas to be marketed with the sour inert gas being reinjected into a disposal well. The treatment facilities, together with the gas injection system, should provide for sufficient gas-handling capacities for 16,000 Mcf of natural gas per day and allow for the production of approximately 10,000 bbls of oil per day. There can be no assurance that the Company will be able to produce oil and gas at rates sufficient to fully utilize such capacities.



     The Company drilled a total of 23 wells targeting the Phosphoria and two other wells targeting shallower zones during 1996. It currently has three drilling rigs active. Log data and tests from the new wells drilled to date have suggested potential pays in the Lakota and the Dakota sands for oil and/or gas, the Muddy sands for gas, the Octh Louie sands for oil, and the Frontier sands for oil and/or gas. In 1997, the Company plans to drill an additional 27 Phosphoria wells and at least ten additional wells targeting the shallower reservoirs. Drilling results to date, coupled with the acquisition of additional seismic data indicate that the field may have significant prospective potential. During September 1996, the average production attributable to the Company's interest in the Manderson Field was 1,600 Mcf of natural gas and 790 bbls of oil per day.



     Sweet Grass Arch. The Company has an interest in 79,539 gross (57,904 net) acres in this major producing area located in Toole County, Montana. The Company currently operates 202 wells and has interests in six non-operated wells in the area. The most important oil producing property in the area is the Homestake Field, where the Company currently operates 67 wells. The Homestake Field produces from the Sunburst sand at depths ranging from 1,400 to 1,700 feet. Discovered in 1922, the field was actively developed during the 1936-1941 period and again in the mid-1960s. During that latter period, a waterflood project was initiated with little success due primarily to the lack of wellbore integrity. During the late 1980s, two new wells were drilled in an attempt to revive the field again with little success because of poor completion techniques. The Company has begun an active development program designed to improve wellbore integrity, utilize state-of-the-art completion techniques and redesign the secondary recovery project. The Company initiated the program in September 1996 and has drilled and completed 16 wells. Eight of the completed wells have been tied into facilities and together are currently producing in excess of 500 bbls of oil per day and are still unloading after stimulation. Seven wells are waiting for weather to allow completion of a pipeline connection and power line installations prior to being put on production. Two additional wells are currently being drilled to depths of 700 feet. The recent drilling activity is believed to have substantially increased the productive area of the field. The Company plans to drill an additional 15 wells in the Homestake Field in 1997.

  Medallion Acquisition Properties



     Sawyer Canyon Field. Medallion's holdings in the Sawyer Canyon Field, located in Sutton County, Texas, represented 16% of the Company's proved reserves as of June 30, 1996 on a pro forma basis. Medallion purchased these properties in April 1996 from Enron Oil & Gas Company. Medallion owns interests in 345 gross (314 net) wells, of which it operates 322 gross (293 net) wells. Medallion's average working interest in this field is 91%, and its leasehold position consists of approximately 34,887 gross (34,053 net) acres. During September 1996, the average combined rate of production attributable to its net revenue interest was approximately 18,300 Mcf of natural gas per day.


     The main producing formation in the Sawyer Canyon Field is the Canyon sandstone at a depth of approximately 5,500 feet. Natural gas in the Canyon formation is stratigraphically trapped in lenticular sandstone reservoirs. A typical Sawyer Canyon Field well encounters multiple productive reservoirs within the 800 to 1,400 foot thickness of the Canyon formation. These Canyon reservoirs tend to be discontinuous and generally exhibit lower porosity and permeability, characteristics which reduce the area that can be effectively drained by a single well to units as small as 40 acres.


     Medallion's 55.1 Bcfe of proved reserves attributable to the Sawyer Canyon Field are 97% proved developed. The Company currently plans to drill up to seven additional locations to exploit the remaining proved undeveloped reserves. The Company also believes that additional proved reserves may ultimately be attributed to many of the 30 or more 40-acre drilling locations remaining on the property. The Company has also identified several recompletion projects in existing wellbores into Canyon sand reservoirs not currently producing. In addition to exploiting these Canyon sand development opportunities, the Company currently intends to evaluate portions of the Sawyer Canyon Field for potential in the shallower Wolfcamp and deeper Strawn formations which have been found to be productive in the area.



     ArkLaTex Area. Medallion's reserve holdings in the ArkLaTex Area, representing approximately 7% of the Company's total proved reserves as of June 30, 1996 on a pro forma basis, are located primarily in Bossier, Claiborne, Lincoln, and Union Parishes in north Louisiana. Medallion owns an interest in 74 gross (38 net) wells of which 42 gross (36 net) wells are operated by the Company. Medallion's average working interest in its ArkLaTex Area operated wells is approximately 86%. Average daily production from the ArkLaTex Area, net to Medallion's interest, was approximately 8,100 Mcf of natural gas and 56 bbls of oil during September 1996. Production in the ArkLaTex Area is primarily from the Hosston, Cotton Valley and Haynesville formations of Cretaceous and Jurassic age at depths of 5,500 to 10,000 feet. These formations are lower permeability sandstones which were developed on 640-acre spacing and require EID and advanced fracture stimulations to drain the reserves in place adequately. Medallion drilled four wells and spudded four additional wells in the ArkLaTex Area in 1996.


     Medallion's largest concentration of reserves in the ArkLaTex Area is in the Elm Grove Field, Bossier Parish, Louisiana. At June 30, 1996, net proved reserves were 19.1 Bcfe, of which 94% was proved developed. Production from the Elm Grove Field is primarily natural gas from the Hosston and Cotton Valley formations at depths of 7,000 to 9,600 feet. Medallion owns an interest in 42 gross (27 net) wells, of which 29 gross (27 net) wells are operated by Medallion. Medallion's operated leasehold position consists of approximately 5,760 gross (5,649 net) acres. Average daily production from the Elm Grove Field, net to Medallion's interest, was approximately 6,000 Mcf of natural gas and 33 bbls of oil during September 1996.

     Since Medallion acquired its first interest in the Elm Grove Field in 1994, it has drilled 11 productive EID wells, recompleted several of the existing wells to access behind pipe reserves and discovered a deeper productive zone not previously produced in the field. Average gross natural gas production from the field reached a rate of 13,200 Mcf per day at the beginning of 1996, up from an average daily production level of 2,000 Mcf per day when Medallion assumed operations in August 1994. Medallion has identified several behind-pipe zones and three to five additional EID well locations.

     Anadarko Basin Area. Medallion's Anadarko Basin properties are located in northwest Oklahoma and the Texas panhandle. Medallion owns an interest in 216 gross (83 net) wells, of which it operates

155 gross (60 net) wells. Average daily production from the area, net to Medallion's interest, was approximately 10,300 Mcf of natural gas and 70 bbls of oil during September 1996. Total net proved reserves, as of June 30, 1996, were
20.8 Bcfe with 98% categorized as proved developed.

     The majority of the Medallion's properties in this area are located on the Northern Shelf and predominantly produce natural gas from various formations of Pennsylvanian and Pre-Pennsylvanian age at depths of 7,000 to 12,000 feet. Medallion's Mills Ranch Field, operated by Chevron, is in the deeper part of the basin with production from depths of 10,000 to 20,000 feet. Pre-Pennsylvanian reservoirs include the Mississippi, Chester and Hunton formations and are typically fractured carbonates. Pennsylvanian reservoirs include the Redfork, Atoka and Morrow sandstones.


     During the four-year period ended December 31, 1995, Medallion participated in the drilling of 44 gross (37 net) EID wells in the Anadarko Basin Area. Medallion drilled eight wells in this area in 1996. The Company plans to continue to exploit areas of the Anadarko Basin that require EID wells for adequate reserve drainage and intends to drill 16 locations in this area during 1997.


VOLUMETRIC PRODUCTION PAYMENT PROGRAM AND UNDERLYING PRINCIPAL PROPERTIES

     The Company augments its working interest ownership of properties with a volumetric production payment ("VPP") program, a method of acquiring oil and gas reserves scheduled to be delivered in the future at a discount to the current market price in exchange for an up-front cash payment. A volumetric production payment is comparable to a term royalty interest in oil and gas properties and entitles the Company to a priority right to a specified volume of oil and gas reserves scheduled to be produced and delivered over a stated time period. Although specific terms of the Company's volumetric production payments vary, the Company is generally entitled to receive delivery of its scheduled oil and gas volumes at agreed delivery points, free of drilling and lease operating costs and, in certain cases, free of state severance taxes. The Company is not the operator of any of the properties underlying its volumetric production payments, and it does not bear any development or lease operating expenses. After delivery of the oil and gas volumes, the Company arranges for further downstream transportation and sells such volumes to available markets. The Company believes that its VPP program diversifies its reserve base and achieves attractive rates of return while minimizing the Company's exposure to certain development, operating and reserve volume risks. Typically, the estimated proved reserves of the properties underlying a volumetric production payment are substantially greater than the specified reserve volumes required to be delivered pursuant to the production payment.


     Through June 30, 1996, the Company had invested $66.2 million under this program, acquiring proved reserves of 38,841 MMcf of natural gas and 1,103 Mbbl of oil, representing an average acquisition cost of $1.46 per Mcfe, without the burden of development and lease operating expenses. As of June 30, 1996, the Company had recovered $36.8 million from the sale of oil and gas received under its VPP program. The VPP program accounted for approximately $60.6 million (15%) of the Company's PV-10 of proved reserves, and 29,210 MMcfe (8%) of its total proved oil and gas reserves as of June 30, 1996, after giving effect to the Medallion Acquisition.

     The following table shows, as of June 30, 1996, the oil and gas deliveries to the Company scheduled to be made pursuant to its VPP program over the period from July 1, 1996 through December 31, 2006. Total future net cash flow to the Company from the volumetric production payment deliveries scheduled below is estimated to be $74.9 million, based on spot market prices in effect at June 30, 1996 ($2.38 per MMBtu and $18.83 per bbl, before adjustments for appropriate basis differentials and Btu content).


                                                                                           CUMULATIVE
                                                      NATURAL GAS      OIL       TOTAL       TOTAL
   PERIOD FROM                    TO                    (MMCF)       (MBBLS)    (MMCFE)     (MMCFE)
-----------------  --------------------------------   -----------    -------    -------    ----------
July 1, 1996       September 30, 1996..............      3,102          51       3,405        3,405
October 1, 1996    December 31, 1996...............      2,752          50       3,052        6,457
January 1, 1997    December 31, 1997...............      7,640         205       8,870       15,327
January 1, 1998    December 31, 1998...............      3,907         162       4,876       20,203
January 1, 1999    December 31, 1999...............      1,588         117       2,288       22,491
January 1, 2000    December 31, 2000...............      1,263          86       1,781       24,272
January 1, 2001    December 31, 2006...............      3,538         233       4,938       29,210

     The properties underlying the VPP program are principally located in two major regions, the offshore Gulf Coast and the northern and southern Niagaran Reef trend in Michigan.

  Offshore Gulf Coast Properties


     The Company's offshore Gulf Coast properties are located in six blocks off the coast of Louisiana and four blocks off the coast of Alabama. The Company's interests in the Louisiana blocks were all acquired through volumetric production payment contracts with Hall-Houston Oil Company ("HHOC"), which is the operator. The Louisiana blocks contain nine wells drilled during 1994, 1995, and the first half of 1996 that are at depths ranging from 1,700 to 8,000 feet in the shallow waters of the Gulf of Mexico. Production attributable to HHOC's working interest during the month of September 1996 averaged 26,776 Mcf per day, of which an average of 21,956 Mcf per day was delivered to the Company under the VPP program. Proved reserves attributable to HHOC's interest, which support the volumetric production payment, were estimated by an independent reserve engineer to be 16,398 MMcf as of June 30, 1996. Pursuant to the HHOC volumetric production payment, the Company received deliveries totaling 6,911 MMcf during 1995 and 5,104 MMcf during the six months ended June 30, 1996, was scheduled to receive deliveries totaling 4,188 MMcf during the balance of 1996, and is scheduled to receive deliveries totaling 4,788 MMcf in 1997, and 1,684 MMcf in 1998.



     The Company's interests in the four offshore Alabama blocks were acquired through two volumetric production payment agreements with The Offshore Group, which operates five wells located on these properties. The Company received deliveries of 260 MMcf in 1994, 552 MMcf in 1995, was scheduled to receive deliveries totaling 1,287 MMcf during 1996 and is scheduled to receive deliveries totaling 1,287 MMcf in 1997.


     In addition, the Company is scheduled to receive volumes totaling 782 MMcfe during the period from 1996 to 1998 from several smaller volumetric production payments covering onshore Gulf Coast and Appalachian properties.

  Niagaran Reef Trend Properties in Michigan

     The Company's northern and southern Niagaran Reef trend properties, located in Michigan, were acquired in December 1995. The VPP program reserves are expected to be produced largely from an existing group of 89 wells located in 49 fields, primarily operated by a subsidiary of Hawkins Oil and Gas, Inc. ("Hawkins"). Additional reserves available to support the production payment may be derived from a series of recompletions scheduled during 1996 and 1997 and from certain reserves to be developed by Hawkins in an area of mutual interest covering the Niagaran Reef trend pursuant to an exploration program with a third party. The Niagaran Reef reservoirs are typically found at depths between 4,000 and 6,500 feet. Production rates from the property interests supporting the production payment during

September 1996 averaged 5,775 Mcf and 525 bbls per day. The Company estimated at June 30, 1996 that 17,298 MMcf and 1,101 Mbbls were attributable to Hawkins' interest in these properties to support the production payment, with approximately 80% of the reserves attributable to 17 wells. Of the remaining 12,177 MMcf and 0.9 MMbbls to be delivered under the volumetric production payment, the Company was scheduled to receive 1,117 MMcf and 100 Mbbls during the last half of 1996, 2,476 MMcf and 205 Mbbls in 1997, with the balance to be delivered between 1998 and 2006.


  Recent Volumetric Production Payment Program Activities


     Subsequent to June 30, 1996, KCS entered into three volumetric production payments to acquire 10,215 MMcf of natural gas and 302 Mbbls of oil for $20.5 million, $7.7 million of which has not yet been paid and is expected to be funded in early 1997.


OIL AND GAS RESERVES


     All information in this Prospectus relating to estimates of the Company's proved reserves not associated with the VPP program or its working interest reserves (approximately 1% of total proved reserves) in the Niagaran Reef trend in Michigan is derived from reports prepared for the Company by Ryder Scott Company (covering the Medallion Acquisition properties), H.J. Gruy and Associates, Inc. (the Rocky Mountain properties) and R.A. Lenser and Associates, Inc. (the onshore Gulf Coast properties), each in accordance with the rules and regulations of the SEC. These independent reserve engineers' estimates were based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company or third party operators.


     Although reserve engineers' reports with respect to reserves underlying the Company's VPP program are utilized by the Company to support its own analysis of such reserves, the proved reserves, related future net revenues and PV-10 that the Company reports with respect to volumetric production payments are taken directly from the amounts contracted for pursuant to the agreements relating to volumetric production payment (which amounts are less than the net interest production reflected in the independent reserve engineers' reports).


     The following table sets forth as of June 30, 1996, both historical and pro forma (giving effect to the Medallion Acquisition) summary information with respect to (i) the estimates made by the reserve engineers of the Company's proved oil and gas reserves attributable to working interests and (ii) the reserve amounts contracted for pursuant to the agreements relating to the volumetric production payments. In addition, the table sets forth estimates of future net revenues from these proved reserves and the present value thereof and reflects the termination of the Tennessee Gas Contract effective January 1, 1997.



                                                                         JUNE 30, 1996
                                                                    -----------------------
                                                                    HISTORICAL    PRO FORMA
                                                                    ----------    ---------
    PROVED RESERVES:
    Oil (Mbbls)...................................................       7,798       14,595
    Natural gas (MMcf)............................................     120,542      281,873
         Total (MMcfe)............................................     167,330      369,443
    Future net revenues ($000)....................................   $ 288,024    $ 602,375
    Present value of future net revenues before income taxes
      ($000)......................................................   $ 196,826    $ 408,265
    PROVED DEVELOPED RESERVES:
    Oil (Mbbls)...................................................       4,377       10,856
    Natural gas (MMcf)............................................     105,709      244,120
         Total (MMcfe)............................................     131,971      309,256
    Future net revenues ($000)....................................   $ 234,718    $ 513,416
    Present value of future net revenues before income taxes
      ($000)......................................................   $ 168,384    $ 357,987

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and future amounts and timing of development expenditures, including underground accumulations of crude oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of proved undeveloped reserves are inherently less certain than estimates of proved developed reserves. The quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures, geologic success and future oil and gas sales prices may all differ from those assumed in these estimates. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, purchases or sales of properties, results of future development, prevailing oil and gas prices and other factors. Therefore, the present value shown above should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties.


     In accordance with SEC guidelines, the estimates of future net revenues from the Company's proved reserves and the present value thereof are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties except where such guidelines permit alternate treatment, including, in the case of natural gas contracts, the use of fixed and determinable contractual price escalations. The future net revenues and present value thereof attributable to the Company's proved reserves in the Bob West Field reflect the contract price to be paid by Tennessee Gas through the termination of the Tennessee Gas Contract effective January 1, 1997. See "-- Legal Proceedings -- Tennessee Gas Litigation." As of June 30, 1996, spot market prices were $2.38 per MMBtu and $18.83 per bbl, before adjustments for appropriate basis differentials and Btu content. The prices for natural gas and, to a lesser extent, oil, are subject to substantial seasonal fluctuations, and prices for each are subject to substantial fluctuations as a result of numerous other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


ACREAGE

     The following table sets forth certain information with respect to developed and undeveloped leased acreage of the Company, of Medallion and on a pro forma combined basis as of September 30, 1996. The leases in which the Company has an interest are for varying primary terms, and many require the payment of delay rentals to continue the primary term. The leases may be surrendered by the operator at any time by notice to the lessors, by the cessation of production, fulfillment of commitments, or by failure to make timely payments of delay rentals. Excluded from the table are the Company's interests in the properties subject to volumetric production payments. See
"-- Volumetric Production Payment Program and Underlying Principal Properties."


                                                   DEVELOPED ACRES      UNDEVELOPED ACRES
                                                  ------------------    ------------------
                       STATE                       GROSS       NET       GROSS       NET
    --------------------------------------------  -------    -------    -------    -------
    Company:
      Texas.....................................   49,405     17,904     32,418     18,602
      Wyoming...................................   67,574     60,239     77,019     71,304
      Montana...................................   64,522     42,002     21,017     16,977
      Colorado..................................   10,990      6,510         --         --
      Louisiana.................................    3,209      2,695     36,534     32,097
      Other.....................................    1,636        410      5,213      1,303
                                                  -------    -------    -------    -------
              Total.............................  197,336    129,760    172,201    140,283
                                                  -------    -------    -------    -------
    Medallion:
      Texas.....................................   73,120     50,597      3,680      1,049
      Oklahoma..................................   44,237     22,768     10,926      7,844
      Louisiana.................................  103,804     16,782      4,688      3,756
      Other.....................................   99,199     27,139      4,895      4,314
                                                  -------    -------    -------    -------
              Total.............................  320,360    117,286     24,189     16,963
                                                  -------    -------    -------    -------
    Pro Forma Total.............................  517,696    247,046    196,390    157,246
                                                  =======    =======    =======    =======

TITLE TO OIL AND GAS PROPERTIES

     Substantially all of the Company's property interests not the subject of its VPP program are held pursuant to leases from third parties. A title opinion is typically obtained prior to acquiring these properties. The Company or the relevant operator routinely obtained title opinions on substantially all of the properties that the Company has drilled or participated in drilling. With respect to acquisitions of proved properties, the Company generally obtains updated title opinions covering properties constituting at least 80% of the value of the acquisition, and there are usually older, existing opinions covering the remaining properties. The Company believes that it has satisfactory title to its properties in accordance with standards generally accepted in the oil and gas industry. In addition, the Company's properties are subject to customary royalty interests, overriding royalty interests, liens for current taxes, and other burdens that the Company believes do not materially interfere with the use of or affect the value of such properties.

     The Company typically takes the same approach to approving title for volumetric production payments as it does in drilling its own wells or in property acquisitions. The operator will generally have a drilling title opinion or a division order title opinion (on producing wells) for the properties being conveyed. In most cases, the Company will require that the operator update any existing title opinions to reflect the current working interest and net revenue interest subjected to the volumetric production payment conveyed to the Company. By updating the title, any existing mortgages, liens, lawsuits and potential encumbrances will be disclosed. Only when the Company believes that it has satisfactory title to the properties in accordance with generally accepted industry standards will the Company proceed with a volumetric production payment.

NATURAL GAS TRANSPORTATION AND MARKETING OPERATIONS

     For the nine months ended September 30, 1996, the natural gas transportation and marketing businesses accounted for approximately 75% of the Company's revenues and recorded a $0.3 million operating loss.

  Natural Gas Transportation


     The major asset related to the Company's natural gas transportation operations is a 150-mile carbon steel intrastate pipeline system and related gathering facilities located north of Houston, Texas. In addition, the Company owns more than 300 miles of natural gas gathering lines generally associated with its wells, which connect producing fields with various natural gas transmission lines and local distribution companies. Of the 17 gathering systems, including the Texas system acquired in the Medallion Acquisition, five are located in the Sweet Grass Arch basin in Montana, eleven are located in Texas and one is located in Louisiana.


  Natural Gas Marketing Operations


     The Company's natural gas marketing business currently has offices in Houston, Texas; Edison, New Jersey; and Pittsburgh, Pennsylvania, and engages in the direct marketing of natural gas to industrial and commercial end-users. During 1996, the Company served approximately 300 customers in 34 states and Canada, bought natural gas from over 160 domestic and Canadian suppliers and shipped natural gas on over 90 different pipelines.



     As part of the Medallion Acquisition, the Company acquired Medallion's natural gas marketing operations located in Tulsa, Oklahoma. These operations market Medallion's production, aggregate natural gas volumes from producers and provide services (including nomination, pipeline balancing, royalty payment administration, and other accounting and administrative services) to these producers. As of September 30, 1996, Medallion's natural gas marketing operations purchased natural gas from over 600 wells located primarily in Oklahoma and the Texas panhandle. These volumes are aggregated with volumes purchased from others and resold to natural gas distribution companies, industrial end-users and other natural gas marketing companies.

  Marketing of Oil and Gas Production

     The Company markets substantially all of the oil and gas production from Company-operated wells and its volumetric production payment volumes to pipelines, local distribution companies and third-party natural gas marketers. The Company believes that its marketing activities add value by giving the Company opportunities to obtain competitive prices for products, rapidly connect new wells to pipelines, minimize pipeline and purchaser balancing problems, maintain continuous sales of production and secure prompt payment.

     Substantially all of the Company's natural gas is sold either under short-term contracts (one year or less) providing for variable or market sensitive prices or under various long-term contracts providing for fixed prices which dedicate the natural gas to a single purchaser for an extended period of time.


     Approximately 8% of the Company's total production for the nine months ended September 30, 1996, after giving effect to the Medallion Acquisition, was subject to the Tennessee Gas Contract, which was terminated effective January 1, 1997. Average sales prices under the Tennessee Gas Contract, excluding severance tax reimbursements, were $8.38 per Mcf for the nine months ended September 30, 1996, $7.90 per Mcf for the year ended December 31, 1995, $7.49 per Mcf in 1994, and $7.09 per Mcf in 1993.


     The Company sells its oil production in each of its producing regions pursuant to contracts based on postings by major purchasers. Historically, the Company has been able to achieve a premium to these postings, based on oil quality and transportation differentials.

     The price of non-contract natural gas is influenced by supply and demand factors for natural gas in the United States, Mexico and Canada, as well as prices of competing fuels. Average oil prices are reflective of the world oil market during the periods. Market prices for oil and gas, which are volatile in nature, have a significant impact on the Company's revenue, net income and cash flow.

     In connection with the marketing of its oil and gas production, the Company engages in oil and gas price risk management activities primarily through the use of oil and gas futures and options contracts and "fixed for floating" price swap agreements. The Company utilizes oil and gas futures contracts for the purpose of hedging the risks associated with fluctuating crude oil and gas prices and accounts for such contracts in accordance with FASB Statement No. 80, "Accounting for Futures Contracts." Since these contracts qualify as hedges and correlate to market price movements of oil and gas, any gains or losses resulting from market changes will be offset by losses or gains on corresponding physical transactions. The swap agreements on notional volumes require payments to (or the receipt of payments from) counterparties to such agreements based on the differential between a fixed and variable price for the oil or gas. The Company maintains coverage of such notional volumes with adequate physical volume deliveries at the hub points used to price such arrangements. The Company records these transactions under settlement accounting guidelines and, accordingly, includes gains or losses in oil and gas revenues in the period of the swapped production. The Company intends to continue to consider various risk management arrangements to stabilize cash flow and earnings and reduce the Company's susceptibility to volatility in oil and gas prices.


     The Company has three separate natural gas price swaps in place as a result of the Medallion Acquisition. Effective January 1, 1995, Medallion effectively fixed the sales price for a portion of its natural gas production at a NYMEX price of $1.905 per MMBtu for a five-year term. In September 1995, Medallion effectively fixed the sales price for an additional portion of its natural gas production at a NYMEX price of $2.055 per MMBtu for ten years. In May 1996, Medallion effectively fixed the sales price for an additional portion of its natural gas production at a weighted average NYMEX price of $2.23 per MMBtu for a one-year term. For the calendar years 1996, 1997 and 1998, these transactions cover 11.7 million MMBtu, 8.1 million MMBtu and 4.83 million MMBtu of natural gas, respectively, and result in annual weighted average prices per MMBtu of $2.0325, $1.9942 and $1.9832, respectively. In May 1996, Medallion also fixed a basis component of the net wellhead sales price for a portion of its natural gas production at the NYMEX price less $0.096 per MMBtu for a one-year term.

SIGNIFICANT CUSTOMER


     One customer, Tennessee Gas, accounted for approximately 78%, 67% and 54% of the oil and gas exploration and production revenue and 10%, 13% and 10% of the Company's consolidated revenue for the years ended December 31, 1993, 1994, and 1995, respectively, and 42% of the oil and gas exploration and production revenue and 10% of the Company's consolidated revenue for the nine months ended September 30, 1996. No other single customer accounted for more than 10% of the Company's consolidated revenue during these periods. Effective January 1, 1997, the Company's contract with Tennessee Gas was terminated. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Tennessee Gas Litigation."


REGULATION

     General. The Company's business is affected by numerous governmental laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. For example, state and federal agencies have issued rules and regulations that require permits for the drilling of wells, regulate the spacing and drilling of wells, prevent the waste of oil and gas reserves through proration, and regulate oilfield and pipeline environmental and safety matters. Changes in any of these laws and regulations could have a material adverse effect on the Company's business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to the Company, the Company cannot predict the overall effect of such laws and regulations on its future operations.

     The Company believes that its operations comply in all material respects with all applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on the Company's method of operations than on other similar companies in the energy industry.

     The following discussion contains summaries of certain laws and regulations and is qualified in its entirety by the foregoing.

     Regulation of the Sale and Transportation of Oil and Gas. Various aspects of the Company's oil and gas operations are regulated by agencies of the federal government. The FERC regulates the transportation of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 (the "NGA") and the Natural Gas Policy Act of 1978 (the "NGPA"). In the past, the federal government had regulated the prices at which the Company's produced oil and gas could be sold. Currently, "first sales" of natural gas by producers and marketers, and all sales of crude oil, condensate and natural gas liquids, can be made at uncontrolled market prices, but Congress could reenact price controls at any time.

     Deregulation of wellhead and other sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act which removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993. In late 1992, the FERC issued its Order No. 547 which granted automatic and flexible blanket certificate authority to all persons engaging in "sales for resale" in interstate commerce which would otherwise be regulated as jurisdictional sales under the NGA. Due to FERC's elimination in July 1994 of certain regulations deemed to be unnecessary due to enactment of the Decontrol Act, a portion of the Company's current natural gas sales to resellers that do not qualify as "first sales" and involve natural gas which is not produced by the Company are made pursuant to the blanket authority granted by Order No. 547. Although the Company believes it unlikely that FERC will materially revise or withdraw the blanket authority issued by Order No. 547, certain resales by the Company could in the future be subject to greater federal oversight, including the possibility that the FERC could prospectively impose more restrictive conditions on such sales. In that event, the Company does not believe it would be affected differently than other natural gas industry participants engaging in interstate resales.

     Commencing in April 1992, the FERC issued its Order No. 636 and related clarifying orders ("Order No. 636"), which, among other things, purported to restructure the interstate natural gas industry and to require interstate pipelines to provide transportation services separate, or "unbundled," from the pipelines' sales of natural gas. Order No. 636 also required pipelines to provide "open-access" transportation on a nondiscriminatory basis for all natural gas shippers. Order No. 636 was implemented on a pipeline-by-pipeline basis, principally through negotiated settlements in individual pipeline service restructuring proceedings. In many instances, the interstate pipelines themselves are no longer wholesalers or merchants of natural gas, but instead provide only natural gas storage and transportation services. Order No. 636 and certain related proceedings were the subject of an appeal to the United States Court of Appeals for the District of Columbia Circuit. That court recently issued its decision in the appeal of Order No. 636 and largely upheld the fundamental tenets of the order. However, the court's decision is still subject to further action, including potential applications for a writ of certiorari to the United States Supreme Court. In addition, several appeals in individual pipeline proceedings and related dockets remain pending. It is therefore not possible for the Company to predict what effect, if any, the ultimate outcome of these regulatory and judicial review proceedings will have on FERC's open-access regulations or the Company's operations.

     Although Order No. 636 does not directly regulate the Company's production activities, the FERC has stated that it intends Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636, assuming it is upheld in its entirety, could provide the Company with better access to markets and the ability to utilize new types of transportation services, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. The Company believes that Order No. 636 has not had any significant impact on the Company as a producer or on the Company's natural gas marketing efforts.

     The FERC has announced its intention to reexamine or revise certain of its transportation-related policies, including the appropriate manner for setting rates for new interstate pipeline construction, the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in secondary markets, and the use of market-based rates for interstate natural gas transmission services. In January 1996, the FERC issued a statement of policy and request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology and set forth the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The FERC also requested comments on whether it should allow pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. In another rulemaking, the FERC is considering how to alter its regulations to promote the fair and effective release and recontracting of pipeline capacity from one shipper to another, and to what extent such transactions should be regulated where the market is demonstrably competitive. While any resulting FERC action on the above matters would affect the Company only indirectly, these inquiries are intended to further enhance competition in natural gas markets.

     The FERC has also issued various orders and policy statements which are intended to foster competitive markets for natural gas by giving natural gas purchasers access to multiple supply sources at market-driven prices. The FERC's current rules and policy statements may also have the effect of enhancing competition in natural gas markets by, among other things, facilitating construction of natural gas supply laterals and encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold.

     The FERC has also recently issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if the FERC does not have jurisdiction over services provided thereon, then such facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering inadequacy of existing laws affecting gathering rates and/or services. Thus, natural gas gathering may receive greater regulatory scrutiny by state agencies in the future. The Company's gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services, although the Company does not believe that it would be affected by such regulation any differently than other natural gas producers or gatherers. In addition, FERC's approval of transfers of previously-regulated gathering systems to independent or pipeline-affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future. The effects, if any, of FERC's gathering policies on the Company's operations are uncertain.

     The Company's natural gas transportation and gathering operations are generally subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of facilities and to state regulation of the rates of such service. To a more limited degree, a portion of the Company's transportation services may be subject to FERC oversight in accordance with the provisions of the NGPA. Pipeline safety issues have recently become the subject of increasing focus in various political and administrative arenas at both the state and federal levels. At the federal level, in October 1996, the President signed the Accountable Pipeline Safety and Partnership Act of 1996, which, among other things, gives the public an opportunity to comment on pipeline risk management programs, promotes communication regarding safety issues to residents along pipeline right-of-ways, and encourages the examination of remote control valves along pipelines. The Company believes its operations, to the extent they may be subject to current natural gas pipeline safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of additional pipeline safety legislation might have on its operations, but the natural gas industry could be required to incur additional capital expenditures and increased costs depending upon future legislative and regulatory changes.

     Sales of crude oil, condensate and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices under certain conditions.

     The Company also operates federal oil and gas leases, which are subject to the regulation of the United States Minerals Management Service ("MMS"). MMS recently issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principle feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS proposed this rulemaking to facilitate royalty valuation in light of changes in the gas marketing environment. The Company cannot predict at this stage what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     Additional MMS proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry historically has been very heavily regulated. There is no assurance that the current regulatory approach pursued by the FERC will continue indefinitely into the future. Notwithstanding the foregoing, it is not anticipated that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

     Taxation. The operations of the Company, as is the case in the energy industry generally, are significantly affected by federal tax laws, including the Tax Reform Act of 1986. In addition, federal as well as state tax laws have many provisions applicable to corporations in general which could affect the potential tax liability of the Company.

     Operating Hazards and Environmental Matters. The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, natural gas leaks, ruptures and discharge of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Such hazards may hinder or delay drilling, development and on-line production operations.

     Extensive federal, state and local laws and regulations govern oil and gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations may require the acquisition of a permit before drilling commences, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment or wastes that can be disposed of in connection with drilling and production activities, prohibit drilling activities on certain lands lying within wetlands or other protected areas and impose substantial liabilities for pollution or releases of hazardous substances resulting from drilling and production operations. Moreover, state and federal environmental laws and regulations may become more stringent.

     The Company owns, leases, or operates properties that have been used for the exploration and production of oil and gas, and owns and operates a natural gas pipeline and natural gas gathering systems. Hydrocarbons, mercury, polychlorinated biphenyls ("PCBs") or other wastes may have been disposed of or released on or under the properties owned, leased, or operated by the Company or on or under other locations where such wastes have been or are taken for disposal, although the Company has no knowledge of any such occurrences. The Company's properties and any wastes that may have been disposed thereon may be subject to federal or state environmental laws that could require the Company to remove the wastes or remediate any contamination identified on the Company's properties.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     In addition, the U.S. Oil Pollution Act ("OPA") requires owners and operators of facilities that could be the source of an oil spill into "waters of the United States" (a term defined to include rivers, creeks, wetlands, and coastal waters) to adopt and implement plans and procedures to prevent any spill of oil into any waters of the United States. OPA also requires affected facility owners and operators to demonstrate that they have at least $35 million in financial resources to pay for the costs of cleaning up an oil spill and compensating any parties damaged by an oil spill. Substantial civil and criminal fines and penalties can be imposed for violations of OPA and other environmental statutes.

     In addition, the disposal of wastes containing naturally occurring radioactive material which are commonly generated during oil and gas production are regulated under state law. Typically, wastes containing naturally occurring radioactive material can be managed on-site or disposed of at facilities licensed to receive such waste at costs that are not expected to be material.

LEGAL PROCEEDINGS


  Tennessee Gas Litigation



     In April 1996, the Texas Supreme Court withdrew its previous opinion and issued its final opinion with respect to the take-or-pay pricing and quantity provisions of the Tennessee Gas Contract litigation and affirmed the Company's position on all issues, including those involving both the volume and price provisions of the contract. In August 1996, the Texas Supreme Court denied Tennessee Gas' petition for a rehearing and on September 30, 1996, the Company finally concluded these aspects of the litigation that had been ongoing since 1990 and received approximately $70 million from Tennessee Gas, representing the Tennessee Gas Receivable at that date.



     On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them and agreed to terminate the Tennessee Gas Contract effective January 1, 1997, approximately two years prior to its expiration date. In the settlement, the parties agreed to the dismissal of all of their respective claims concerning disputes with respect to the obligations of the parties under the Tennessee Gas Contract. Included in the settlement is the disposition of the lawsuit related to the November 1996 verdict of a jury in a trial in the District Court of Zapata County, Texas, in which the jury awarded Tennessee Gas $143.2 million including approximately $114 million for punitive damages. The December 1996 settlement did not affect the April 1996 decision of the Texas Supreme Court or the Company's prior recovery of the Tennessee Gas Receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Consolidated Financial Statements.



  Other Legal Proceedings



     The Company is also a party to three lawsuits involving the holders of royalty interests on the acreage that was covered by the Tennessee Gas Contract. The Company is a co-plaintiff in the first of these lawsuits that was filed in Dallas County, Texas, and is a defendant in the other subsequently filed suits in Zapata County, Texas. The basis of these declaratory judgment actions is the royalty holders' claim that their royalty payments should be based on the price paid by Tennessee Gas for the natural gas purchased by it under the Tennessee Gas Contract. The Company has been paying royalties for this natural gas based upon the spot market price. Because the leases have market-value royalty provisions, the Company believes it is in full compliance under the leases with its royalty holders, and its position has been confirmed in the Dallas suit where the trial judge has granted the co-plaintiffs' motions for summary judgment on this issue. In addition, the trial judge has granted summary judgment against the royalty owners with respect to their various counterclaims against the co-plaintiffs as concerns the jointly-owned Guerra "A" and Guerra "B" units. However, the royalty owners also separately counterclaimed against the Company with respect to the Jesus Yzaguirre unit, alleging that the largest lease contained therein had terminated in December 1975 and that certain of the royalty owners were entitled to royalties based upon the Tennessee Gas Contract price because of their execution of certain division orders in 1992 that allegedly varied the market-value royalty provision of their lease. The trial judge has not yet ruled on the parties' respective motions for summary judgment concerning these issues, although he has granted the Company's motion for summary judgment that the royalty holders' leases require that royalties be based upon the market value of the natural gas at the lease when produced and sold, not the price paid for the natural gas under the Tennessee Gas Contract.



     While the Company believes its defenses are meritorious and that it should prevail in the pending litigation, there can be no assurance as to the ultimate outcome of these matters, which the royalty owners have indicated will be appealed in due course to the Fifth District Court of Appeals in Dallas, Texas.


     The Company and Medallion are also parties to various other lawsuits and governmental proceedings, all arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company and Medallion do not expect such matters to have a material adverse effect, either singly or in the aggregate, on the financial position of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND CERTAIN KEY EMPLOYEES

     The following table sets forth the name, age and present position with the Company of each of the Company's executive officers, directors and certain other key employees.


             NAME               AGE                   POSITION WITH THE COMPANY
------------------------------  ---    -------------------------------------------------------
James W. Christmas............  48     President, Chief Executive Officer and Director
C.R. Devine...................  50     Vice President, Oil and Gas Operations; President, KCS
                                         Resources, Inc.
Henry A. Jurand...............  47     Vice President, Chief Financial Officer and Secretary
Harry Lee Stout...............  49     President, KCS Energy Marketing, Inc.; President, KCS
                                         Pipeline Systems, Inc.; President, KCS Michigan
                                         Resources, Inc.; President, KCS Energy Services, Inc.
William E. Warnock, Jr........  43     President, KCS Medallion Resources, Inc., President,
                                       GED Energy Services, Inc., and Vice Chairman, Medallion
                                         Gas Services, Inc.
G. Stanton Geary..............  62     Director
Stewart B. Kean...............  62     Director and Chairman of the Board
James E. Murphy, Jr...........  40     Director
Robert G. Raynolds............  44     Director
Joel D. Siegel................  55     Director
Christopher A. Viggiano.......  43     Director


     James W. Christmas has served as President and Chief Executive Officer and as a director of the Company since 1988. Prior to joining the Company, Mr. Christmas spent ten years with NUI Corporation, serving in a variety of officer capacities and as President of several of its subsidiaries. While Mr. Christmas was Vice President of Planning of NUI Corporation, he was in charge of the spin-off of its non-regulated businesses that resulted in the formation of KCS Energy, Inc. Mr. Christmas began his career with Arthur Andersen & Co.

     C. R. Devine was named Vice President, Oil and Gas Operations of the Company in December 1992 and President of KCS Resources, Inc., a subsidiary of the Company engaged in oil and gas exploration and production, in December 1993. He has served as principal operating officer of the Company's oil and gas operations since 1988. He has been employed by the Company and its predecessor companies since 1974.

     Henry A. Jurand was appointed Chief Financial Officer on January 1, 1996. He has served as Vice President of the Company since September 1990, as Treasurer from March 1991 to December 1995, and as Secretary since February 1992. From 1988 to 1990, he was a Senior Vice President of Private Capital Partners, Inc., in New York City. From 1977 to 1988, he was employed by Baltimore Gas and Electric Company, holding management positions including Vice President and Chief Financial Officer of Constellation Holdings, Inc., a subsidiary, and President, Constellation Investments, Inc.

     Harry Lee Stout has served as President of KCS Energy Marketing, Inc. and KCS Pipeline Systems, Inc., the subsidiaries of the Company engaged in natural gas marketing and transportation, since joining the Company in August 1991. In October 1995, he was named President of KCS Michigan Resources, Inc. and in September 1996, he was named President, KCS Energy Services, Inc. From 1990 to 1991, he was Vice President of Minerex Corporation in Houston, Texas. From 1978 to 1990, he was employed by Enron Corp. of Houston, Texas, holding various management positions including Senior Vice President of Houston Pipe Line Company and Executive Vice President, Enron Gas Marketing Company, both of which are subsidiaries of Enron Corp.

     William E. Warnock, Jr. was named President, KCS Medallion Resources, Inc. (formerly InterCoast Oil and Gas Company) President, GED Energy Services, Inc., and Vice Chairman, Medallion Gas Services, Inc. effective with the consummation of the Medallion Acquisition. Mr. Warnock joined InterCoast in 1992 as its President and Chief Operating Officer. Prior to joining InterCoast, he co-founded Medallion Petroleum, Inc. in 1985 and served as its President.


     G. Stanton Geary has served as a director of the Company since 1988. He is proprietor of Gemini Associates, Pomfret, Connecticut, a venture capital consulting firm, and business manager of the Rectory School, Pomfret, Connecticut.

     Stewart B. Kean has served as Chairman of the Board of Directors of the Company since 1988. He was President of Utility Propane Company, a former subsidiary of the Company, from 1965 to 1989. He is past President of the National LP Gas Association and past President of the World LP Gas Forum. He currently serves as a member of the Council of the World LP Gas Forum. Mr. Kean is Robert G. Raynolds' uncle.

     James E. Murphy, Jr. has served as a director of the Company since 1988. Mr. Murphy heads his own political and governmental relations consulting firm offering strategic planning and management consulting services to Republican candidates nationwide, with extensive experience at the presidential, state and congressional levels. Based in Gaithersburg, Maryland, he also advises corporations and industry groups on strategic planning, governmental relations and grassroots lobbying projects.

     Robert G. Raynolds has served as a director of the Company since August 1995. He has been an independent consulting geologist for several major and independent oil and gas companies from 1992 until the present and was a geologist with Amoco Production Company from 1983 until 1992. Mr. Raynolds is Stewart B. Kean's nephew.

     Joel D. Siegel has served as a director of the Company since 1988. He is an attorney-at-law and has been President of the law firm, Orloff, Lowenbach, Stifelman & Siegel, P.A. of Roseland, New Jersey, since 1975. Orloff, Lowenbach, Stifelman & Siegel, P.A. serves as outside legal counsel to the Company. Mr. Siegel served as President and Chief Executive Officer of Constellation Bancorp, Elizabeth, New Jersey, and Constellation Bank, Elizabeth, New Jersey, for the period April 26, 1991 to December 6, 1991.

     Christopher A. Viggiano has served as a director of the Company since 1988. Mr. Viggiano has been President, Chairman of the Board and majority owner of O'Bryan Glass Corp., Queens, New York, since December 1, 1991, and served as Vice President and a member of the board of directors of O'Bryan Glass Corp. from 1985 to December 1, 1991. He is a Certified Public Accountant.

                         SECURITY OWNERSHIP BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


     As of December 31, 1996, there were 11,587,397 shares of the Company's Common Stock outstanding. These shares were held by 1,184 holders of record. The following table sets forth information as to the number and percentage of shares owned beneficially as of December 31, 1996 by each executive officer and director of the Company, by all executive officers and directors as a group and by each person known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock. For the purpose of the following table, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power and/or investment power with respect to such security.



                                                                  SHARES OWNED         PERCENT
                                                                  BENEFICIALLY(1)      OF CLASS
                                                                  ------------         --------
James W. Christmas..............................................      511,175(2)(3)       4.3%
C. R. Devine....................................................       91,804(2)          *
Henry A. Jurand.................................................       43,032(2)          *
Harry Lee Stout.................................................       36,238(2)          *
William E. Warnock, Jr..........................................           --               --
G. Stanton Geary................................................        7,062(2)          *
Stewart B. Kean.................................................    1,379,650(2)(4)      11.9%
James E. Murphy, Jr.............................................       14,177(2)          *
Robert G. Raynolds..............................................        1,963(2)          *
Joel D. Siegel..................................................       91,429(2)(5)       *
Christopher A. Viggiano.........................................       27,829(2)          *
Executive officers and directors as a group (11 persons)........    2,204,359(2)         18.5%
Metropolitan Life Insurance Company(6)..........................    1,302,500            11.2%
  One Madison Avenue
  New York, New York 10010


---------------

 *  Less than 1%

(1) Unless otherwise indicated, beneficial owner has sole voting and investment power.
(2) Includes shares that (i) may be purchased as a result of options granted that are exercisable within 60 days of 260,000, 31,950, 25,850 and 22,500 for Messrs. Christmas, Devine, Jurand and Stout, respectively, 3,000 each for Messrs. Geary, S.B. Kean, Murphy, Siegel and Viggiano and 1,000 for Mr. Raynolds and (ii) are allocated to the beneficial owner's account under 401(k) plans.
(3) Includes 18,000 shares held in trusts established for the benefit of Mr. Christmas' children, the beneficial ownership of which is disclaimed by Mr. Christmas.

(4) Includes the following shares as to which Mr. Kean shares voting and investment power: 413,812 shares held by Stewart B. Kean, John Kean and May Raynolds as the three co-trustees under certain family trusts; 58,392 shares held by Stewart B. Kean and John Kean as the two co-trustees under certain family trusts; 40,620 shares held by Stewart B. Kean and John Kean, Jr. as the two co-trustees under certain family trusts.

(5) Includes 8,000 shares held in trusts established for the benefit of Mr. Siegel's children, the beneficial ownership of which is disclaimed by Mr. Siegel.

(6) Includes 1,290,800 shares (or 11.1%) owned by an affiliate of Metropolitan Life Insurance Company, State Street Research and Management Company, One Financial Center, 30th Floor, Boston, Massachusetts 02111.


     In December 1994, the Board of Directors adopted a policy requiring minimum levels of ownership of the Company's Common Stock by its directors and by executive officers of the Company and its subsidiaries. Within a four-year period, directors are required to become beneficial owners of Common Stock with a market value equivalent to four times their annual retainer. During such period, the president and chief executive officer must become the owner of Common Stock with a market value of four times his annual base salary. For vice presidents of the Company and presidents of subsidiaries, the multiple of annual base salary is two and one-half times and for vice presidents of subsidiaries it is one-half.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, each of which is incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."

COMMON STOCK


     The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share. Following the Offerings, 14,587,397 shares of Common Stock will be outstanding. In addition, the Company has granted options to purchase up to 524,500 shares of Common Stock at an average exercise price of $6.09 per share and has granted warrants to purchase up to 435,000 shares of Common Stock at $45.00 per share in connection with the Medallion Acquisition. See "Capitalization." Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares voting for the election of directors can elect all of the members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares sold in this offering will be, when issued and paid for, fully paid and non-assessable. In the event of the liquidation or dissolution of the Company, subject to the rights of the holders of any outstanding shares of the Company's Preferred Stock, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor. Under the terms of the Indenture and Bank Credit Facilities, however, the payment of dividends is limited to 50% of the Company's consolidated net income commencing October 1, 1995. See "Dividend Policy."


PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, $.01 par value per share. No shares of Preferred Stock are currently outstanding. The Company's Board of Directors is authorized to issue the Preferred Stock in series and, with respect to each series, to determine the number of shares in any such series, and fix the designations, preferences, qualifications, limitations, restrictions and special or relative rights of shares of any series of Preferred Stock. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and could be used to prevent a third party from acquiring control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Limitation of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law ("Section 102(b)") authorizes corporations to limit or to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the full extent permitted by
Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Indemnification. To the maximum extent permitted by law, the Bylaws provide for mandatory indemnification of directors and officers of the Company against all expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnification claims.

     Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, at least 15% but less than 85% of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or
(ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

     The provisions of Section 203, combined with the staggered election of directors and the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203 which election would be effective 12 months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203.

REGISTRATION RIGHTS


     The warrants to acquire 435,000 shares of Common Stock from the Company at a price of $45.00 per share issued to MidAmerican Capital Company ("MidAmerican Capital") in connection with the Medallion Acquisition carry certain rights with respect to registration under the Securities Act of the shares of Common Stock underlying such warrants. In general, MidAmerican Capital has one "demand" registration under which the Company will be obligated to file, and use its best efforts to cause to be declared effective, a registration statement with respect to the resale by MidAmerican of shares of Common Stock acquired pursuant to the warrants. In addition, MidAmerican Capital has rights to two "piggyback" registrations in the event the Company proposes to register with the SEC an underwritten public sale of any shares of Common Stock. These rights expire at such time as MidAmerican Capital is able to sell its shares of Common Stock without restriction under the Securities Act and are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares Medallion may include in a registration pursuant to its piggyback rights. The Company is obligated to bear all expenses in connection with the registration, except underwriting discount and commissions with respect to the Common Stock being registered.


TRANSFER AGENT

     The Company's transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the U.S. Underwriting Agreement among the Company and Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation, Prudential Securities Incorporated, Morgan Keegan & Company, Inc. and Southcoast Capital Corporation, as representatives of the several underwriters (the "U.S. Representatives"), the Company has agreed to sell to the entities named below (the "U.S. Underwriters"), and each of the U.S. Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.



                                                                            NUMBER
                               U.S. UNDERWRITERS                           OF SHARES
        ----------------------------------------------------------------   ---------
        Salomon Brothers Inc ...........................................
        Donaldson, Lufkin & Jenrette Securities Corporation ............
        Prudential Securities Incorporated..............................
        Morgan Keegan & Company, Inc. ..................................
        Southcoast Capital Corporation..................................

                                                                           ---------
                  Total.................................................   2,400,000
                                                                           =========


     The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased.

     The U.S. Representatives have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
U.S. Underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share on sales to certain other dealers. After the initial offering, the price to public and concessions to dealers may be changed.


     The Company has entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Prudential-Bache Securities (U.K.) Inc., Morgan Keegan & Company, Inc. and Southcoast Capital Corporation are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of 600,000 shares of Common Stock outside of the United States and Canada.



     The initial public offering price and underwriting discount per share for the U.S. Offering and the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering, and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.


     Each U.S. Underwriter has severally agreed that, as part of the distribution of the U.S. Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the International Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national citizen or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch or a person other than a United States or Canadian Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an additional aggregate of 360,000 and 90,000 shares of Common Stock, respectively, at the price to public less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Underwriters exercise such options, each of the U.S. Underwriters or International Underwriters, as the case may be, will be obligated, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.

     For a period of 90 days after the date of this Prospectus, the Company and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc, except that (i) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees, and (ii) the Company may issue up to 435,000 shares of Common Stock upon exercise of warrants issued in the Medallion Acquisition.


     No action has been taken or will be taken in any jurisdiction by the Company or the U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the U.S. Underwriters to inform themselves about and to observe any restrictions as to the Offering of the Shares offered hereby and the distribution of this Prospectus.



     The Company has agreed to indemnify the U.S. Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

                             CERTAIN LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas. Certain legal matters relating to the sale of such Common Stock will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                  ACCOUNTANTS

     The audited Consolidated Financial Statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon said firm as experts in giving said reports.

     The audited Combined Financial Statements of the InterCoast Entities included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon said firm as experts in giving said report.

     The audited Statement of Revenues and Direct Operating Expenses of the Sawyer Canyon Properties included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon said firm as experts in giving said report.

                               RESERVE ENGINEERS

     Information set forth in this Prospectus relating to the Company's estimated proved oil and gas reserves not attributable to its VPP program or its working interest reserves in the Niagaran Reef trend in Michigan (approximately 1% of total proved reserves) at June 30, 1996, the related calculations of future net production revenues and the net present value thereof have been derived from independent reserve engineering reports prepared for the Company by Ryder Scott Company (the Medallion Acquisition), H.J. Gruy and Associates, Inc. (the Rocky Mountain Acquisition) and R.A. Lenser and Associates, Inc. (the onshore Gulf Coast properties), and all such information has been included in reliance on the authority of such firms as experts regarding the matters contained in their reports.

     Although reserve engineers' reports with respect to reserves underlying the Company's VPP program are utilized by the Company to support its own analysis of such reserves, the proved reserves, related future net revenues and PV-10 that the Company reports with respect to volumetric production payments are not derived from independent reserve engineers' report, but rather are taken directly from the amounts contracted for, pursuant to the agreements relating to each volumetric production payment (which amounts are less than the net interest production reflected in the reserve reports). A report prepared for the Company by Ryder Scott Company (covering the VPP program properties owned by the Company in the offshore Gulf Coast region) includes all the reserves of each field from which the Company's VPP interest is taken.

                             AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement on Form S-3 (the "Registration Statement"), which term encompasses all amendments, exhibits, annexes and schedules thereto under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and CitiCorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http:\\www.sec.gov). The Common Stock is traded on the New York Stock Exchange. The Company's reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's (i) Annual Report on Form 10-K for the year ended December 31, 1995, (ii) Quarterly Report on Form 10-Q for the three months ended March 31, 1996, (iii) Quarterly Report on Form 10-Q for the three months ended June 30, 1996, (iv) Quarterly Report on Form 10-Q for the three months ended September 30, 1996, (v) Current Report on Form 8-K dated January 25, 1996 (filed January 29, 1996), (vi) Current Report on Form 8-K dated April 18, 1996 (filed on April 19, 1996), (vii) Current Report on Form 8-K dated August 16, 1996 (filed August 21, 1996) (viii) Current Report on Form 8-K dated October 17, 1996 (filed on November 5, 1996), (ix) Amendment No. 1 to Current Report on Form 8-K dated October 17, 1996 (filed on November 15, 1996) (x) Current Report on Form 8-K dated November 25, 1996 (filed on November 25, 1996), (xi) Current Report on Form 8-K dated December 24, 1996 (filed on December 26, 1996) and (xii) Amendment No. 2 to Current Report on Form 8-K dated October 17, 1996 (filed January 9, 1997) are incorporated into this Prospectus by reference.


     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at 379 Thornall Street, Edison, New Jersey 08837, Attention: Corporate Secretary (telephone: (908) 632-1770).

                                    GLOSSARY

     The following are abbreviations and definitions of terms used throughout this Prospectus.

     Acquisition Cost. An amount per Mcfe equal to the total purchase price paid divided by the estimated proved reserves acquired.

     bbl. Barrel of 42 U.S. gallons of crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Bcfe. Billion feet of natural gas equivalent.

     Btu. British thermal unit, which is the quantity of heat required to raise the temperature of one pound of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. Installation of permanent equipment for the production of oil or gas.

     Condensate. Hydrocarbon mixture that becomes liquid and separates from natural gas when the natural gas is produced. Similar to crude oil.

     Development location. A location on which a development well can be drilled.

     Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

     EBITDA. EBITDA represents income before depletion, depreciation, amortization, interest expense, interest and other income and income taxes. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

     Extensional Infill Drilling ("EID"). Drilling of a well to enhance the economic recovery of oil and gas in producing areas to a level greater than that previously achieved by the owners of the prevailing leasehold by increasing the density of wells that penetrate known reservoirs. Typically, development of these prospects requires rights to drill on acreage that is held by production.

     Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field which contains other productive oil or gas reservoirs.

     Finding Cost. An amount per Mcfe equal to the sum of all costs incurred relating to oil and gas property acquisition, exploration and development activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.

     Mcf equivalent ("Mcfe"). Mcf of natural gas equivalent, determined using the ratio of one bbl of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

     Gross acres or gross wells. An acre or well in which a working interest is owned.

     Mbbl. One thousand barrels of crude oil or other liquid hydrocarbons.

     MMbbl. One million barrels of crude oil or other liquid hydrocarbons.

     MBtu. One thousand Btus.

     MMBtu. One million Btus.

     Mcf. One thousand cubic feet.

     Mcfe. One thousand cubic feet of natural gas equivalent.

     MMcf. One million cubic feet.

     MMcfe. One million cubic feet of natural gas equivalent.

     Net acres or net wells. The sum of the fractional working interests net to the Company owned in gross acres or gross wells.

     Net production. Production after royalties and production due others.

     Overriding royalty interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production, free of costs of production.

     Pre-tax present value of estimated future net revenues ("PV-10"). Estimated future net revenues before income taxes with no price or cost escalation or deescalation, in accordance with guidelines promulgated by the SEC and discounted using an annual discount rate of 10%.

     Productive well. A well that is producing oil or gas or that is capable of production.

     Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

     Reserve life. Calculation derived by dividing year-end reserves by total production in that year.

     Reserve replacement. Calculation derived by dividing gross additions to reserves in a year by total production in that year.

     Section 29 tax credit. The Section 29 tax credit is an income tax credit against regular federal income tax liability with respect to sales of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 tax credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of the production.

     Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

KCS Energy, Inc. and Subsidiaries
  Report of Independent Public Accountants............................................   F-2
  Statements of Consolidated Income for the years ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited).......   F-3
  Consolidated Balance Sheets at December 31, 1994 and 1995 and September 30, 1996
     (unaudited)......................................................................   F-4
  Statements of Consolidated Stockholders' Equity for the years ended December 31,
     1993, 1994 and 1995 and for the nine months ended September 30, 1996
     (unaudited)......................................................................   F-5
  Statements of Consolidated Cash Flows for the years ended December 31, 1993, 1994
     and 1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)...   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
InterCoast Entities (Medallion)
  Report of Independent Public Accountants............................................  F-26
  Combined Statements of Income for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)............  F-27
  Combined Balance Sheets at December 31, 1994 and 1995 and September 30, 1996
     (unaudited)......................................................................  F-28
  Combined Statements of Stockholders' Equity for the years ended December 31, 1993,
     1994 and 1995 and for the nine months ended September 30, 1996 (unaudited).......  F-29
  Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and
     1995 and for the nine months ended September 30, 1995 and 1996 (unaudited).......  F-30
  Notes to Combined Financial Statements..............................................  F-31
Sawyer Canyon Properties
  Report of Independent Public Accountants............................................  F-42
  Statements of Revenues and Direct Operating Expenses for the years ended December
     31, 1994 and 1995 and for the three months ended March 31, 1996 (unaudited)......  F-43
  Notes to Statements of Revenues and Direct Operating Expenses.......................  F-44

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To KCS Energy, Inc.:

     We have audited the accompanying consolidated balance sheets of KCS Energy, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1995, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCS Energy, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New York, New York
February 29, 1996

                       KCS ENERGY, INC. AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                          FOR THE NINE MONTHS
                                                                                ENDED,
                                   FOR THE YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                 ------------------------------------   -----------------------
                                    1993         1994         1995         1995         1996
                                 ----------   ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)
Revenue........................  $  304,289   $  341,713   $  449,965   $  332,274   $  316,604
Operating costs and expenses
  Cost of gas sales............     253,435      265,076      356,186      264,097      231,063
  Other operating and
     administrative expenses...      15,018       18,285       18,669       12,950       19,427
  Depreciation, depletion and
     amortization..............       8,036       19,740       39,209       29,299       33,933
                                 ----------   ----------   ----------   ----------   ----------
     Operating costs and
       expenses................     276,489      303,101      414,064      306,346      284,423
                                 ----------   ----------   ----------   ----------   ----------
     Operating income..........      27,800       38,612       35,901       25,928       32,181
Interest and other income,
  net..........................         704        1,039        3,713        2,311        4,850
Interest expense...............      (1,983)      (2,938)      (7,732)      (4,912)     (13,858)
                                 ----------   ----------   ----------   ----------   ----------
Income before income taxes.....      26,521       36,713       31,882       23,327       23,173
Federal and state income
  taxes........................       7,910       12,556       10,576        7,645        8,367
                                 ----------   ----------   ----------   ----------   ----------
     Net income................  $   18,611   $   24,157   $   21,306   $   15,682   $   14,806
                                 ==========   ==========   ==========   ==========   ==========
Earnings per share of common
  stock and common stock
  equivalents..................  $     1.60   $     2.05   $     1.81   $     1.33   $     1.25
                                 ==========   ==========   ==========   ==========   ==========
Average shares of common stock
  and common stock equivalents
  outstanding..................  11,658,370   11,804,989   11,760,701   11,766,011   11,886,434
                                 ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                       KCS ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------     SEPTEMBER 30,
                                                                                                   1996
                                                                                               ------------
                                                                                               (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents........................................  $    988     $  5,846       $   53,597
  Trade accounts receivable, less allowance for doubtful
     accounts -- 1994, $305; 1995, $415 and September 30, 1996,
     $858..........................................................    46,380       58,052           39,146
  Receivable from Tennessee Gas....................................    13,569       56,437               --
  Fuel inventories.................................................     2,509          782              884
  Other current assets.............................................     4,148        3,374            5,055
                                                                      -------      -------          -------
     Current assets................................................    67,594      124,491           98,682
Property, plant and equipment
  Oil and gas properties, full cost method, less accumulated
     DD&A -- 1994, $49,077; 1995, $86,936 and September 30, 1996,
     $119,775......................................................   125,621      204,958          206,308
  Natural gas transportation systems, at cost less accumulated depreciation -- 1994, $3,480; 1995, $4,285 and September 30,
     1996, $5,156..................................................    17,315       22,345           22,296
  Other property, plant and equipment, at cost less accumulated depreciation -- 1994, $1,681; 1995, $1,472 and September 30,
     1996, $1,866..................................................     1,468        2,013            2,979
                                                                      -------      -------          -------
Property, plant and equipment, net.................................   144,404      229,316          231,583
Investments and other assets.......................................     2,425        6,802           10,887
                                                                      -------      -------          -------
                                                                     $214,423     $360,609       $  341,152
                                                                      =======      =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt.............................  $  1,035     $     --       $       --
  Accounts payable.................................................    44,172       59,475           34,680
  Accrued liabilities..............................................     6,172        4,926            7,032
                                                                      -------      -------          -------
  Current liabilities..............................................    51,379       64,401           41,712
Deferred credits and other liabilities
  Deferred federal and state income taxes..........................    17,069       26,172           30,367
  Other............................................................     3,337        2,931            2,931
                                                                      -------      -------          -------
Deferred credits and other liabilities.............................    20,406       29,103           33,298
Long-term debt.....................................................    61,970      165,529          149,830
Commitments and contingencies
Preferred stock, authorized 5,000,000 shares -- unissued...........        --           --               --
Stockholders' equity
  Common stock, par value $0.01 per share, authorized 50,000,000 shares issued 12,344,278 and 12,379,885, at December 31, 1994 and 1995, respectively, and 12,488,120 shares issued at
     September 30, 1996............................................       123          124              125
  Additional paid-in capital.......................................    23,895       24,910           25,997
  Retained earnings................................................    59,885       79,814           93,578
  Less treasury stock, 890,248 and 892,748 shares, at December 31,
     1994 and 1995, respectively, and 900,748 at September 30,
     1996..........................................................    (3,235)      (3,272)          (3,388)
                                                                      -------      -------          -------
     Total stockholders' equity....................................    80,668      101,576          116,312
                                                                      -------      -------          -------
                                                                     $214,423     $360,609       $  341,152
                                                                      =======      =======          =======

   The accompanying notes are an integral part of these financial statements.

                       KCS ENERGY, INC. AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                 ADDITIONAL
                                        COMMON    PAID-IN     RETAINED   TREASURY   STOCKHOLDERS'
                                        STOCK     CAPITAL     EARNINGS    STOCK        EQUITY
                                        ------   ----------   --------   --------   -------------
Balance at December 31, 1992..........   $116     $ 12,618    $18,825    $(1,326 )    $  30,233
Stock issuances
  -- option and benefit plans.........      4        1,019         --         --          1,023
  -- acquisitions.....................      3        6,176         --         --          6,179
Tax benefit on stock option
  exercises...........................     --        3,473         --         --          3,473
Net income............................     --           --     18,611         --         18,611
Dividends ($0.06 per share)...........     --           --       (675 )       --           (675)
                                         ----      -------    -------    -------       --------
Balance at December 31, 1993..........    123       23,286     36,761     (1,326 )       58,844
Stock issuances -- option and benefit
  plans...............................     --          380         --         --            380
Tax benefit on stock option
  exercises...........................     --          229         --         --            229
Net income............................     --           --     24,157         --         24,157
Dividends ($0.09 per share)...........     --           --     (1,033 )       --         (1,033)
Purchase of treasury stock............     --           --         --     (1,909 )       (1,909)
                                         ----      -------    -------    -------       --------
Balance at December 31, 1994..........    123       23,895     59,885     (3,235 )       80,668
Stock issuances -- option and benefit
  plans...............................      1          188         --         --            189
Tax benefit on stock option
  exercises...........................     --          201         --         --            201
Stock warrants issued.................     --          626         --         --            626
Net income............................     --           --     21,306         --         21,306
Dividends ($0.12 per share)...........     --           --     (1,377 )       --         (1,377)
Purchase of treasury stock............     --           --         --        (37 )          (37)
                                         ----      -------    -------    -------       --------
Balance at December 31, 1995..........    124       24,910     79,814     (3,272 )      101,576
Stock issuances -- option and benefit
  plans...............................      1          520         --         --            521
Tax benefit on stock option
  exercises...........................     --          567         --         --            567
Net income............................     --           --     14,806         --         14,806
Dividends ($0.09 per share)...........     --           --     (1,042 )       --         (1,042)
Purchase of treasury stock............     --           --         --       (116 )         (116)
                                         ----      -------    -------    -------       --------
Balance at September 30, 1996
  (unaudited).........................   $125     $ 25,997    $93,578    $(3,388 )    $ 116,312
                                         ====      =======    =======    =======       ========

   The accompanying notes are an integral part of these financial statements.

                       KCS ENERGY, INC. AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                   FOR THE NINE MONTHS
                                           FOR THE YEARS ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                          -----------------------------------     ---------------------
                                            1993         1994         1995         1995         1996
                                          --------     --------     ---------     -------     ---------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income............................  $ 18,611     $ 24,157     $  21,306     $15,682     $  14,806
  Non-cash charges (credits)
     Depreciation, depletion and
       amortization.....................     8,036       19,740        39,209      29,299        33,933
     Deferred income taxes..............     1,440       10,896         9,756       7,441         4,195
     Other non-cash charges and credits,
       net..............................      (559)         (65)          820       1,315         1,248
                                          --------     --------     ---------     --------    ---------
                                            27,528       54,728        71,091      53,737        54,182
  Net changes is assets and liabilities:
     Trade accounts receivable..........   (36,153)      19,107       (11,672)       (714)       18,906
     Receivable from Tennessee Gas......        --      (13,569)      (42,868)    (32,613)       56,437
     Fuel inventories...................      (417)      (1,126)        1,727       1,303          (102)
     Other current assets...............       138       (1,299)          490      (1,178)       (1,681)
     Accounts payable and accrued
       liabilities......................    29,023      (10,724)       14,163       6,735       (22,689)
     Federal and state income taxes.....     1,615         (119)          178      (1,623)       (1,419)
     Other, net.........................      (311)       3,118        (2,999)      3,014         1,493
                                          --------     --------     ---------     --------    ---------
Net cash provided by operating
  activities............................    21,423       50,116        30,110      28,661       105,127
Cash flows from investing activities:
  Investment in oil and gas
     properties.........................   (36,420)     (73,682)     (121,265)    (52,953)      (50,552)
  Proceeds from the sale of oil and gas
     properties.........................        --           --         4,069       5,524        16,384
  Investment in natural gas
     transportation systems.............    (1,512)        (700)       (5,969)     (3,681)         (843)
  Investment in other property, plant
     and equipment......................      (344)        (571)       (1,465)       (821)       (1,340)
                                          --------     --------     ---------     --------    ---------
Net cash used in investing activities...   (38,276)     (74,953)     (124,630)    (51,931)      (36,351)
Cash flows from financing activities:
  Proceeds from long-term debt..........    18,000       49,431       141,298      51,369       165,145
  Repayments of long-term debt..........    (3,956)     (26,247)      (38,774)    (23,574)     (180,900)
  Issuance of common stock..............     1,023          380           189         222           521
  Issuance of stock warrants............        --           --           626          --            --
  Tax benefit on stock option
     exercises..........................     3,473          229           201         124           567
  Purchase of treasury stock............        --       (1,909)          (37)        (37)         (116)
  Dividends paid........................      (554)        (919)       (1,377)     (1,033)       (1,042)
  Deferred financing costs and other,
     net................................       (56)        (509)       (2,748)       (602)       (5,200)
                                          --------     --------     ---------     --------    ---------
Net cash provided by (used in) financing
  activities............................    17,930       20,456        99,378      26,469       (21,025)
                                          --------     --------     ---------     --------    ---------
Increase (decrease) in cash and cash
  equivalents...........................     1,077       (4,381)        4,858       3,199        47,751
Cash and cash equivalents at beginning
  of year...............................     4,292        5,369           988         988         5,846
                                          --------     --------     ---------     --------    ---------
Cash and cash equivalents at end of
  year..................................  $  5,369     $    988     $   5,846     $ 4,187     $  53,597
                                          ========     ========     =========     ========    =========

   The accompanying notes are an integral part of these financial statements.

                       KCS ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     KCS Energy, Inc. is principally engaged in the acquisition, exploration, development and production of natural gas and crude oil. The Company also operates natural gas transportation and energy marketing and services businesses.

  Recapitalization (Quasi-reorganization)

     At September 30, 1988, prior to the start of the Company's first full year of operations as a separate legal entity with independent management, an amount equal to the cumulative retained earnings deficit of the KCS subsidiaries ($25,109,000) was eliminated against additional paid-in capital in connection with a quasi-reorganization.

  Basis of Presentation

     The consolidated financial statements include the accounts of KCS Energy, Inc. and its wholly owned subsidiaries ("KCS" or "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to current year presentations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates and assumptions impacting the Company's consolidated financial statements relate to the Tennessee Gas contract. See Note 7. The condensed interim financial statements included herein have been prepared by KCS Energy, Inc., without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and reflect all adjustments which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair statement of the results for interim periods. Certain information and footnote disclosures have been condensed or omitted pursuant to such rules and regulations. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Futures Contracts

     The Company utilizes oil and natural gas futures contracts for the purpose of hedging the risks associated with fluctuating crude oil and natural gas prices and accounts for such contracts in accordance with FASB Statement No. 80, "Accounting for Futures Contracts." These contracts permit settlement by delivery of commodities and, therefore, are not financial instruments, as defined by FASB Statement Nos. 107 and 119. At December 31, 1994, the Company's hedging activities consisted of 760 long contracts at an average price of $1.93 per Mcf and 305 short contracts at an average price of $1.95 per Mcf maturing through 1995 and 1996, covering 10,650 MMcf of natural gas. At December 31, 1995, the Company's hedging activities consisted of 700 long contracts at an average price of $1.82 per Mcf and 587 short contracts at an average price of $1.95 per Mcf maturing through 1996, covering 12,870 MMcf of natural gas. Since these contracts qualify as hedges and correlate to market price movements of natural gas, any gains or losses resulting from market changes will be offset by losses or gains on

                       KCS ENERGY, INC. AND SUBSIDIARIES
corresponding physical transactions. Deferred gains, net of deferred losses, were $1.4 million at December 31, 1994. Deferred losses, net of deferred gains, were $0.1 million at December 31, 1995.

  Imbalances

     The Company follows the entitlements method of accounting for production imbalances, where revenues are recognized based on its interest in oil and gas production from a well. Imbalances arise when a purchaser takes delivery of more or less from a well than the Company's actual interest in the production from that well. The difference between cash received and revenue recorded is a receivable or payable. Such imbalances are reduced either by subsequent balancing of over and under deliveries or by cash settlement, as required by applicable contracts. Such imbalances were not material at December 31, 1994 or 1995.

  Property, Plant and Equipment

     The Company follows the full cost method of accounting, under which all productive and nonproductive costs associated with its exploration, development and production activities are capitalized in a country-wide cost center. Such costs include lease acquisitions, geological and geophysical services, drilling, completion, equipment and certain general and administrative costs directly associated with acquisition, exploration and development activities. General and administrative costs related to production and general overhead are expensed as incurred. The Company provides for depreciation, depletion and amortization of evaluated costs using the future gross revenue method based on recoverable reserves valued at current prices. Under accounting procedures prescribed by the Securities and Exchange Commission capitalized costs may not exceed the present value of future net revenues from production of proved oil and gas reserves. To the extent that the capitalized costs exceed the estimated present value of future net revenues at the end of any fiscal quarter, such excess costs are written down with a corresponding charge to income.

     Depreciation of other property, plant and equipment is provided on a straight-line basis over the useful lives of the assets, except for certain natural gas gathering pipelines which are depreciated based on the estimated lives of the gas wells served. Repairs of all property, plant and equipment and replacements and renewals of minor items of property are charged to expense, as incurred.

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end.

     For income tax purposes, the Company deducts the difference between market value and exercise price arising from the exercise of stock options. The tax effect of this deduction which, for financial reporting purposes, is accounted for as an increase to additional paid-in capital, amounted to $3,473,000, $229,000 and $201,000 in 1993, 1994 and 1995, respectively.

  Earnings Per Share

     Earnings per share have been computed by dividing net earnings by the weighted average number of common shares outstanding during the periods, adjusted for the dilutive effects of stock options and warrants.

                       KCS ENERGY, INC. AND SUBSIDIARIES

  Supplemental Cash Flow Disclosures

     The Company acquired certain producing properties during 1993. The related non-cash investing and financing activities are summarized as follows:

                                                                               DOLLARS IN
                                                                               THOUSANDS
                                                                               ----------
    Investment in oil and gas properties.....................................   $ (10,179)
    Subordinated note payable assumed........................................       4,000
    Issuance of common stock.................................................       6,179

2.  RETIREMENT BENEFIT PLANS

     The Company has a trusteed, non-contributory Retirement Plan ("Plan"). The Plan was amended to freeze the accrual of future benefits as of October 31, 1991. Prior to October 1991, the Plan covered substantially all full-time employees of KCS and its participating subsidiaries. The Company's funding policy for the Plan is to make annual contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The required contribution was $49,924 in 1993. No contributions were required in 1994 and 1995.

     Net periodic pension costs consisted of the following components:

                                                                1993      1994      1995
                                                                -----     -----     ----
                                                                 (DOLLARS IN THOUSANDS)
    Service cost -- benefits earned during the period.........  $  --     $  --     $ --
    Interest cost on projected benefit obligation.............     75        66       69
    Actual return on plan assets..............................   (360)       78       (4)
    Net amortization and deferral.............................    340      (153)     (64)
                                                                -----     -----     ----
    Net periodic pension cost (income)........................  $  55     $  (9)    $  1
                                                                =====     =====     ====

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1994 and 1995 for the Plan:

                                                                      1994         1995
                                                                     ------       ------
                                                                         (DOLLARS IN
                                                                         THOUSANDS)
    Actuarial present value of benefit obligations:
      Vested benefits..............................................  $  980       $  969
      Non-vested benefits..........................................      18           --
      Accumulated benefit obligation...............................     998          969
    Projected benefit obligation...................................     998          969
    Market value of plan assets....................................   1,272        1,157
    Excess of plan assets over projected benefit obligation........     274          188
    Unrecognized net loss..........................................     143          199
    Unrecognized net asset at January 1............................    (100)         (82)
                                                                     ------       ------
    Pension prepayment in the balance sheet........................  $  317       $  305
                                                                     ======       ======

     Assumptions used for the 1994 and 1995 actuarial calculations were 7% for the discount rate and expected long-term return on assets. As a result of the October 31, 1991 freeze of future benefits, no service costs accrued during the periods. During 1995, the Company made lump-sum cash payments to

                       KCS ENERGY, INC. AND SUBSIDIARIES
terminated participants which represented a settlement of projected benefit obligations. Plan assets at December 31, 1995 are invested in both cash equivalents and KCS Energy, Inc. common stock.

     The Board of Directors took action to terminate the Plan effective September 30, 1995. The Company has filed all required standard termination applications with both the Internal Revenue Service and the Pension Benefit Guaranty Corporation. A complete settlement of the Plan's projected benefit obligations is expected to occur during 1996.

     The Company sponsors a Savings and Investment Plan ("Savings Plan") under
Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 16% of their base salary to the Savings Plan subject to certain IRS limitations. The Company may make matching contributions, which have been set by the Board of Directors at 50% of the employee's contribution (up to 6% of annual base compensation) since the inception of the Savings Plan in June 1988. The Savings Plan also contains a profit-sharing component whereby the Board of Directors may declare annual discretionary profit-sharing contributions. Profit-sharing contributions are allocated to each eligible employee. Employee and profit-sharing contributions are invested at the direction of the employee in one or more funds or can be directed to purchase common stock of the Company at fair market value. Company matching contributions are invested in shares of KCS common stock. Eligible employees vest in both the Company matching and discretionary profit-sharing contributions over a four-year period based upon their years of service with the Company. Company contributions to the Savings Plan were $282,232 in 1993, $293,622 in 1994 and $253,666 in 1995.

SUBSEQUENT INFORMATION (UNAUDITED)

     In July 1996, the Company completed the termination of its non-contributory Retirement Plan and satisfied all obligations thereunder.

3.  STOCK OPTION AND INCENTIVE PLANS

     The Company has two employee stock option and incentive plans, the 1988 Stock Plan and the 1992 Stock Plan (the "Employee Incentive Plans"). Under the Employee Incentive Plans, stock options, stock appreciation rights and restricted stock may be granted to employees of KCS. The 1992 Stock Plan also provides that bonus stock may be granted to employees.

     The 1994 Directors' Stock Plan provides that each non-employee director be granted stock options for 1,000 shares annually. This plan also provides that in lieu of cash, each non-employee director be issued KCS stock with a fair market value equal to 50% of their annual retainer.

     Each plan provides that the option price of shares issued be equal to the market price on the date of grant. All options expire 10 years after the date of grant. At December 31, 1995, options for 405,500 shares were exercisable.

                       KCS ENERGY, INC. AND SUBSIDIARIES

     Transactions during the last three years involving stock options under the above plans are summarized as follows:

                                                              NUMBER OF     OPTION PRICE
                                                               SHARES         PER SHARE
                                                              ---------     -------------
    Options outstanding, December 31, 1992..................    792,200      $1.21-$ 6.25
    1993 -- Granted.........................................    106,700            $22.88
         -- Exercised.......................................   (419,200)     $1.21-$ 6.25
    1994 -- Granted.........................................    106,000     $14.50-$26.88
         -- Exercised.......................................    (32,200)     $1.33-$ 6.25
    1995 -- Granted.........................................    105,000     $13.00-$16.31
         -- Exercised.......................................    (22,600)     $1.33-$ 1.98
         -- Forfeited.......................................     (3,100)    $22.88-$26.88
                                                                -------      ------------
    Options outstanding, December 31, 1995..................    632,800      $1.50-$26.88
                                                                =======      ============

     Restricted shares awarded under the Employee Incentive Plans have a fixed restriction period during which ownership of the shares cannot be transferred and the shares are subject to forfeiture if employment terminates. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined as the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. This cost was immaterial during the three years ended December 31, 1995. Restricted stock totaling 11,200 shares was outstanding under the Employee Incentive Plans at December 31, 1995.

     Bonus stock awards under the 1992 Stock Plan convert to shares of restricted stock if certain three-year performance goals are met. The restricted stock then vests over a two-year period. The cost of the awards is expensed ratably based on the current market price of the Company's common stock and the extent to which the performance goals are being met. This cost amounted to $200,000 in 1993 and was immaterial in 1994 and 1995. Bonus stock grants totaling 48,800 shares were outstanding at December 31, 1995.

     At December 31, 1995, 49,402 shares were available for future grants (including bonus stock awards) under the Employee Incentive Plans.

     Under the 1988 KCS Energy, Inc. Employee Stock Purchase Program (the "Program"), all eligible employees and directors may purchase full shares from the Company at a price per share equal to 90% of the market value per share determined by the closing price on the date of purchase. The minimum purchase is 25 shares. The maximum annual purchase is the number of shares costing no more than 10% of the eligible employee's annual base salary, and for directors, 3,000 shares. The number of shares issued in connection with the Program was 26,845, 7,438 and 6,897 during 1993, 1994 and 1995, respectively. At December 31, 1995, there were 443,695 shares available for issuance under the Program.

                       KCS ENERGY, INC. AND SUBSIDIARIES

4.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                           --------------------    SEPTEMBER 30,
Dollars in thousands                                        1994         1995          1996
                                                           -------     --------      --------
                                                                                    (UNAUDITED)
Credit Facility..........................................  $    --     $     --      $    100
Master Note Facility.....................................   46,400       76,255            --
Receivables Facility.....................................       --       26,900            --
VPP Facility.............................................       --       38,000            --
Note Financing...........................................       --       24,374            --
Revolving credit agreement...............................   15,431           --            --
Subordinated Note Payable................................      910           --            --
Senior Notes.............................................       --           --       149,434
Other....................................................       --           --           296
Installment note payable to bank due in equal monthly
  installments, with interest at 10.5%...................      264           --            --
                                                           -------     --------
                                                            63,005      165,529       149,830
Less current maturities..................................    1,035           --            --
                                                           -------     --------      --------
Long-term debt...........................................  $61,970     $165,529      $149,830
                                                           =======     ========      ========

SENIOR NOTES

     On January 25, 1996, subsequent to the year ended December 31, 1995, KCS Energy, Inc. (the "Parent") completed a private offering of $150 million senior notes at an interest rate of 11% due January 15, 2003 (the "Senior Notes"). The Senior Notes are noncallable for four years and are unsecured obligations of the Parent. Prior to January 15, 1999, the Parent may use proceeds from a public equity offering to redeem up to $35 million of the Senior Notes. The subsidiaries of the Parent have guaranteed the Senior Notes on a senior unsecured basis. The net proceeds of approximately $145 million were used to reduce the amounts outstanding under certain of the agreements discussed below.

     The Senior Notes contain certain restrictive covenants which, among other things, limit the Company's ability to incur additional indebtedness, require the repurchase of the Senior Notes upon a change of control and restrict the aggregate cash dividends paid to 50% of the Company's cumulative net income during the period beginning October 1, 1995. Additionally, the Master Note Facility, Receivables Facility and VPP Facility agreements summarized below were amended to permit the borrowers under the agreements to guarantee the Senior Notes and to remove restrictions on subsidiary dividends to the Parent.

     On May 8, 1996, the Company commenced an offer (the "Exchange Offer") of up to $150 million senior notes (the "Exchange Notes") in exchange for the outstanding Senior Notes, pursuant to a registration statement declared effective by the Securities and Exchange Commission on May 7. The Exchange Notes are identical in all material respects to the form and terms of the Senior Notes except for certain transfer restrictions and registration rights applicable to the Senior Notes. The Exchange Notes evidenced the same debt, and were issued under and entitled to the benefits of the same Indenture, as the Senior Notes.

     At June 30, 1996, the Company maintained three separate bank credit facilities to support its operations. The Master Note Facility was utilized primarily to support the expansion of the Company's exploration and production and natural gas transportation businesses. The Company's natural gas marketing subsidiary had two credit facilities, the Receivable Facility and VPP Facility, which were used

                       KCS ENERGY, INC. AND SUBSIDIARIES
primarily for working capital purposes and to support the acquisition of oil and gas properties through volumetric production payments.

SUBSEQUENT INFORMATION (UNAUDITED)


     In July 1996, the Receivable Facility was paid in full and terminated. On September 25, 1996, the Company consolidated the Master Note Facility and the VPP Facility to create one Revolving Credit Facility (the "Credit Facility"), which will mature on September 30, 2000. The Credit Facility is secured by the same collateral that was pledged to secure the Master Note and VPP facilities. The borrowing base under the Credit Facility is a function of the lender's determination of the value of the Company's oil and gas reserves, and is currently limited to $75 million under the terms of the Indenture. As of December 31, 1996, $0.1 million was outstanding under the Credit Facility. The Credit Facility bears interest at a spread over the prime rate or LIBOR, determined each quarter based on the Company's consolidated debt-to-EBITDA ratio. As of January 8, 1997, following the Medallion Acquisition, $56.6 million was outstanding under the Credit Facility.



     In October 1996, the Company exercised its option to purchase the Warrant issued in connection with the Note financing.



     Simultaneous with the Medallion Acquisition, the Company entered into a new revolving credit agreement ("Revolving Credit Agreement") with a group of banks. Of the Revolving Credit Agreement's $135 million initial borrowing base, $30 million is structured as a term loan with a maturity of March 31, 1997; the remaining $105 million revolving loan matures on September 30, 2000. The Company's obligations under the Revolving Credit Agreement are secured by substantially all of the oil and gas assets of Medallion and a pledge of Medallion's common stock. The Revolving Credit Agreement permits the Company to borrow at interest rates based upon the banks' prime rate or LIBOR. The applicable spread over the prime rate or LIBOR is determined each quarter based on the Company's consolidated debt-to-EBITDA ratio. As of January 8, 1997, following the Medallion Acquisition, $105 million was outstanding under the Revolving Credit Agreement.


MASTER NOTE FACILITY

     The Master Note Facility ("Facility"), which matures on October 1, 1998, is used primarily for the expansion of the Company's exploration and production and natural gas transportation businesses. As such, borrowings under the Facility are limited to certain KCS subsidiaries ("Borrowers") which are engaged in those activities. The borrowing base, or actual availability under the Facility, increased from $64 million at December 31, 1994 to $100 million at December 31, 1995. As of December 31, 1995, $76.3 million was outstanding under the facility and $11.1 million was reserved pursuant to the existing letters of credit. The borrowing base is reviewed at least semiannually and may be adjusted based on the lenders' valuation of the Borrowers' oil and gas reserves, pipeline assets and other factors. Substantially all of the Borrower's oil and gas reserves (excluding those acquired through volumetric production payments) and pipeline assets have been pledged to secure the Facility.

     The Facility permits the Borrowers to choose interest rate options based on the bank's prime rate or LIBOR and from maturities ranging up to three months. A commitment fee of one-half of one percent is paid on the unused portion of the borrowing base. The weighted average effective interest rate was 6.13% in 1994 and 7.98% in 1995. As of December 31, 1995, the weighted average effective interest rate on the borrowings was 8.66%.

     Immediately following the sale of the Senior Notes, the Facility was amended to decrease the borrowing base to $20 million and the amount outstanding under the Facility was reduced to $2 million and $11.1 million was reserved pursuant to existing letters of credit.

                       KCS ENERGY, INC. AND SUBSIDIARIES

REVOLVING CREDIT FACILITIES

  Revolving Credit Agreement

     During 1994, the Company's natural gas marketing subsidiary had a revolving credit agreement ("Agreement") that was used primarily for working capital purposes and the purchase of oil and gas reserves through volumetric production payments and was secured by that subsidiary's trade accounts receivable and other assets.

     The Agreement was replaced with two new revolving credit facilities, the Receivables Facility and the VPP Facility. At December 31, 1994, $15.4 million was reflected as outstanding under the Agreement. On January 12, 1995, the Company paid in full all outstanding balances and terminated the Agreement. The weighted average effective interest rate was 7.97% in 1994 and 8.87% in 1995.

  Receivables Facility

     The Receivables Facility matures in June 1997 and is secured by the natural gas marketing subsidiary's accounts receivables and other assets (excluding those pledged under the VPP Facility) and a pledge of the natural gas marketing subsidiary's stock. In August 1995, the maximum credit limit under the Receivables Facility was increased from the initial $25 million to $35 million. Under the terms of the Receivables Facility, the subsidiary may borrow the lesser of the credit limit or the borrowing base supported by Eligible Receivables, as defined by the lender. The borrowing base is reviewed on a monthly basis. As of December 31, 1995, the borrowing base and outstanding balance was $26.9 million.

     The Company may choose to borrow funds based on either the lender's "Base Rate" or the 30-day LIBOR. A commitment fee of one-half of one percent is paid on the average daily unused portion of the credit limit. The weighted average effective interest rate was 7.64% in 1995. On December 31, 1995, the weighted average effective interest rate on outstanding borrowings was 7.60%.

     Proceeds from the sale of the Senior Notes were used to decrease the amount outstanding under the Receivables Facility to $23.4 million. The borrowing base of the Receivables Facility was unaffected by the sale of the Senior Notes.

  VPP Facility

     The VPP Facility matures in January 1999 and is secured by all of the oil and gas reserves purchased through volumetric production payments. The initial maximum credit commitment under this facility of $25 million was increased in December 1995 to $50 million and the borrowing base was increased to $38 million. The borrowing base is reviewed at least semiannually and may be subject to change based upon the lenders' evaluation of the oil and gas reserves and other factors. The outstanding balance under the VPP Facility was $38 million on December 31, 1995.

     Under the VPP Facility, the Company can request advances based upon either the prime rate, certificates of deposit rate or LIBOR with maturities ranging up to three months. A commitment fee of one-half of one percent is paid on the average daily unused portion of the borrowing base. The weighted average effective interest rate was 8.17% in 1995. As of December 31, 1995, the weighted average effective interest rate on outstanding borrowings was 8.11%.

     Proceeds from the sale of the Senior Notes were used to decrease the amount outstanding under the VPP Facility to $1.0 million. The VPP Facility's borrowing base was unaffected by the sale of the Senior Notes.

                       KCS ENERGY, INC. AND SUBSIDIARIES

NOTE FINANCING

     On November 17, 1995, the Parent entered into a $25 million Note Financing Agreement ("Note Financing"), secured by all of the assets of the Parent other than the capital stock of its marketing subsidiary. The proceeds from the Note Financing were used to fund the Company's oil and gas property acquisitions and for general corporate purposes.

     The Note Financing, which was paid in full with the proceeds of the Senior Notes, accrued interest at the rate of 12% per annum.


     The Parent also issued to the purchaser under the Note Financing (with an option to buy back at 150% of the exercise price within 12 months and 175% between 12 and 24 months) a warrant to purchase 114,683 shares of the Parent's common stock exercisable at a price of $11.65 per share, subject to adjustment to prevent dilution. In October 1996, the Company exercised its option to purchase the warrant issued in connection with the Note financing.



OTHER INFORMATION


     KCS Energy, Inc. has guaranteed the obligations of its subsidiaries under the above agreements. The agreements contain certain restrictive covenants which, among other things, require the Company to maintain minimum levels of working capital, cash flow and tangible net worth, as defined in the agreements. In addition, the Company is restricted from incurring secured indebtedness under designated credit facilities in an amount which is the greater of $75 million or 15% of adjusted consolidated net tangible assets (as defined in the Indenture). This restriction does not apply to purchase money indebtedness. The Company's ability to pay cash dividends is limited by the Indenture and existing credit facilities.

     The Company had a subordinated short-term note payable, which was issued in conjunction with a 1993 acquisition of producing properties. The balance was paid in full during fiscal year 1995. This note, payable in monthly installments, accrued interest at prime plus one percent.

     Long-term debt is carried at an amount approximating fair value because its interest rates are based on current market rates.

     Long-term debt due during the fiscal years ending December 31, 1996 to 2000, is as follows: $-0- in 1996, $51,900,000 in 1997, $76,255,000 in 1998,
$38,000,000 in 1999 and $-0- in 2000. Reflecting the issuance of the Senior Notes on January 25, 1996 and the repayment of amounts outstanding on the Master Note Facility, the Receivables Facility and the VPP Facility, long-term debt due during the fiscal years ending December 31, 1996 to 2000, is as follows: $-0- in 1996, $23.4 million in 1997, $2 million in 1998, $1 million in 1999 and $-0-
million in 2000. Interest payments were $1,819,000 in 1993, $2,088,000 in 1994 and $6,757,000 in 1995. Interest payments were $4,406,000 and $10,793,000 for the nine months ended September 30, 1995 and September 30, 1996, respectively.

5.  LEASES

     Future minimum lease payments under non-cancelable operating leases are as follows: $558,000 in 1996, $548,000 in 1997, $537,000 in 1998, $421,000 in 1999
and $337,000 in 2000.

     Lease payments charged to operating expenses amounted to $579,000, $598,000 and $466,000 during 1993, 1994 and 1995, respectively.

                       KCS ENERGY, INC. AND SUBSIDIARIES

6.  INCOME TAXES

     Federal and state income tax expense includes the following components:

                                                               FOR THE YEARS ENDED DECEMBER
                                                                            31,
                                                              -------------------------------
                                                               1993        1994        1995
                                                              -------     -------     -------
                                                                  (DOLLARS IN THOUSANDS)
Currently payable...........................................  $ 6,316     $ 1,039     $ 1,216
Deferred provision, net.....................................    1,428      10,692       8,296
Amortization of investment tax credits......................      (73)         --          --
                                                              -------     -------     -------
Federal income tax expense..................................    7,671      11,731       9,512
State income taxes (deferred provision $12 in 1993, $204 in
  1994 and $1,460 in 1995)..................................      239         825       1,064
                                                              -------     -------     -------
                                                              $ 7,910     $12,556     $10,576
                                                              =======     =======     =======
Sources of deferred federal and state income taxes:
  Intangible drilling costs.................................  $ 3,708     $10,278     $12,619
  Revenue recognition deferred..............................       --       2,343       1,854
  Depreciation, depletion and amortization..................     (814)     (1,883)     (5,579)
  Tax credit carry forwards and other, net..................   (1,454)        158         862
                                                              -------     -------     -------
                                                              $ 1,440     $10,896     $ 9,756
                                                              =======     =======     =======
Reconciliation of federal income tax expense at statutory
  rate to provision for income taxes:
  Income before income taxes................................  $26,521     $36,713     $31,882
  Tax provision at 35% statutory rate.......................    9,282      12,850      11,159
  State income tax, net of federal income tax benefit.......      151         537         692
  Statutory depletion.......................................     (620)       (696)       (676)
  Section 29 credits........................................     (537)       (388)       (425)
  Other, net................................................     (366)        253        (174)
                                                              -------     -------     -------
                                                              $ 7,910     $12,556     $10,576
                                                              =======     =======     =======

     The primary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

                                                                            DECEMBER 31, 1995
                                                                          ----------------------
                                                                          ASSETS     LIABILITIES
                                                                          ------     -----------
                                                                          (DOLLARS IN THOUSANDS)
Income tax effects of:
  Accelerated DD&A and other property related items.....................    --         $  24,261
  Alternative minimum tax credit carry forwards.........................  $3,175              --
  Deferred revenue......................................................    --             4,197
  Other, net............................................................    --               889
                                                                          ------         -------
                                                                          $3,175       $  29,347
                                                                          ======         =======

     Income tax payments were $1,729,500 in 1993 and $1,302,000 in 1994. No income tax payments were made in 1995. The Company received federal incone tax refunds of $233,000 and $58,000 in 1993 and 1994, respectively, related to fiscal year 1992 and 1993 overpayments. No income tax payments

                       KCS ENERGY, INC. AND SUBSIDIARIES
were made during the nine months ended September 30, 1995. Income tax payments were $4,545,000 during the nine months ended September 30, 1996.

     The alternative minimum tax credit carryforwards of $3,175,000, which can be carried forward indefinitely, are available to reduce the Company's future federal income tax liabilities.

7.  CONTINGENCIES

  Tennessee Gas Litigation -- Recent Events (unaudited)


     Most of the Company's natural gas sold from the Bob West Field in south Texas was covered by an above-market, take-or-pay contract (the "Tennessee Gas Contract") with Tennessee Gas Pipeline Company ("Tennessee Gas"), which had been the subject of several lawsuits. On December 23, 1996, the Company and Tennessee Gas entered into a settlement covering all claims and litigation between them related to the Tennessee Gas Contract. As part of the settlement, the Tennessee Gas Contract was terminated effective January 1, 1997, approximately two years prior to its expiration date. The parties also agreed to the dismissal of the contract dispute that resulted in a November 1996 jury award to Tennessee Gas of $143.2 million (including $114 million in punitive damages). The early termination of the Tennessee Gas Contract with its above-market pricing provisions resulted in downward revisions in the amounts of $59.5 million for estimated future net revenues before income taxes (based upon a natural gas price of $2.10 per Mcf, the assumed realized spot market price on June 30, 1996) and $51.4 million for PV-10, as compared to prior reserve reports prepared as of June 30, 1996. Except for the revisions to future net revenues, the Company's financial statements will not be directly affected as a result of the settlement and early termination of the contract.



     The December 1996 settlement did not affect the Company's successful conclusion of litigation earlier in the year relating to the validity and pricing provisions of the Tennessee Gas Contract and its recovery of past underpayments (including interest and net of severance taxes and other payables related to the contract) that had accrued under the contract. On September 30, 1996, Tennessee Gas paid the Company approximately $70 million, representing the amount of the Tennessee Gas Receivable at that date.



     On April 18, 1996 the Texas Supreme Court granted the petitioners' request for a rehearing, withdrew its August 1, 1995 opinion and issued a new opinion on the previously disclosed litigation relating to the Tennessee Gas Contract. In its April 18, 1996 opinion, the Texas Supreme Court affirmed the Company's position on all issues, stating that the price payable by Tennessee Gas escalates monthly in accordance with Section 102(b)(2) of the Natural Gas Policy Act of 1978 ("NGPA") ($8.53 per MMBtu in September 1996 plus reimbursement of severance taxes); that KCS has the right to pool the leases; that Tennessee Gas has no legal or contractual right to question or determine whether certain leases are no longer committed to the Tennessee Gas Contract; and the Tennessee Gas Contract is not an output contract governed by Section 2.306 of the Texas Uniform Commercial Code. Tennessee Gas filed a motion requesting another rehearing on June 3, 1996 and on August 16, 1996 the Texas Supreme Court denied Tennessee Gas' motion. On September 30, 1996 the Company recovered approximately $70 million that Tennessee Gas previously withheld under a series of interim agreements, which was the balance of the purchase price for production taken by Tennessee Gas from September 17, 1994 through April 30, 1996, plus interest as provided for in the Tennessee Gas Contract. The terms of the Tennessee Gas Contract, in accordance with judicial rulings in the case, governed performance by each of the parties through the termination of the contract effective January 1, 1997.

                       KCS ENERGY, INC. AND SUBSIDIARIES

  Tennessee Gas Litigation -- Background

     In August 1990, in the District Court of Bexar County, Texas ("District Court"), Tennessee Gas filed suit against the Company and its co-sellers claiming among other things that the price of natural gas under the Tennessee Gas Contract should be determined under Section 101 of the NGPA rather than
Section 102(b)(2), that certain leases were no longer subject to the contract, that for purposes of the contract the acreage subject to the contract could not be pooled with other properties and that the contract was governed by Section
2.306 of the Texas Uniform Commercial Code ("Section 2.306"). In July 1992, the District Court ruled in favor of the Company on all of these issues and awarded damages for past underpayments and legal fees. The District Court's judgment was partially affirmed by the Court of Appeals, which held that the price of natural gas under the contract was to be determined in accordance with Section 102(b)(2), that all leases were subject to the contract, and that pooling of the property with a pro rata acreage allocation of production to the contract was in accordance with the contract. However, the Court of Appeals reversed the District Court's summary judgment holding that the Tennessee Gas Contract was not an output contract subject to Section 2.306. Under the Court of Appeals decision, new wells could be drilled and production increased, but any production increase had to have complied with certain good faith and reasonableness standards mandated by Section 2.306. The Court of Appeals also set aside the District Court's awards to the Company of legal fees and past underpayments pending the outcome of the trial on the Section 2.306 issue.

     On August 1, 1995, the Texas Supreme Court affirmed the ruling of the Court of Appeals, including its decision that Section 2.306 was applicable to the Tennessee Gas Contract. The Texas Supreme Court remanded to the District Court for plenary trial the question of whether, as required by Section 2.306, natural gas volumes taken by Tennessee Gas under the contract were produced and delivered in good faith and were not unreasonably disproportionate to a normal or otherwise comparable prior output or the expectation of the parties. The Company filed a request on September 15, 1995 for a rehearing in the Texas Supreme Court of the Section 2.306 issue.

     In connection with a District Court judgment, since September 1994 Tennessee Gas has posted supersedeas bonds totaling $206 million and executed interim agreements with the Company and its co-sellers under which it pays $3.00 per MMBtu, currently, for natural gas delivered, and has agreed to take monthly no less than 85% of the delivery capacity, if available, of the wells covered by the Tennessee Gas Contract for the term of the interim agreement, or until mandate issues. The excess of $3.00 per MMBtu over the market price for natural gas delivered since August 1, 1995 (but not for the earlier deliveries) is refundable to Tennessee Gas to the extent required by a final judgment against the Company. The acceptance of the $3.00 per MMBtu does not constitute any waiver by the Company to its claim for the full contract price for all natural gas taken by Tennessee Gas. The last interim agreement, remained in effect until April 30, 1996.

     Prior to September 17, 1994, Tennessee Gas had been paying a price for natural gas production from the dedicated leases based on Section 102(b)(2) of the NGPA, plus reimbursement for severance taxes, subject to the right to recover any excess price if ultimately successful in the litigation. As of December 31, 1995, the Company had recorded cumulative revenue of approximately $155 million for natural gas sold under the Tennessee Gas Contract based on the prices as defined in the contract, of which approximately $112 million (approximately $61 million of which has been received by the Company) is at issue in the litigation. The Company continues to accrue an accounts receivable amount due from Tennessee Gas that reflects the difference between the amount paid for natural gas under the interim agreements between the parties and the price that would have been paid pursuant to the terms of the Tennessee Gas Contract. At December 31, 1995, such receivable (which includes accrued interest as provided for in the contract and is net of deferred severance taxes and other payables) was $56.4 million.

                       KCS ENERGY, INC. AND SUBSIDIARIES

SUBSEQUENT INFORMATION (UNAUDITED)



  Royalty Suits -- Background



     The Company is a party to three lawsuits involving the holders of royalty interests on the acreage that was covered by the Tennessee Gas Contract. The Company is a co-plaintiff in the first of these lawsuits that was filed in Dallas County, Texas, and is a defendant in the other subsequently filed suits in Zapata County, Texas. The basis of these declaratory judgment actions is the royalty holders' claim that their royalty payments should be based on the price paid by Tennessee Gas for the natural gas purchased by it under the Tennessee Gas Contract. The Company has been paying royalties for this natural gas based upon the spot market price. Because the leases have market-value royalty provisions, the Company believes it is in full compliance under the leases with its royalty holders. The amount at issue in these cases cannot be determined at this time as it is a function of the quantity of natural gas for which Tennessee Gas ultimately is obligated to pay at the contract price at the resolution of the Tennessee Gas litigation described above. As of December 31, 1995, the amount of natural gas taken by Tennessee Gas attributable to these royalty interests was approximately 3.1 Bcf, for which royalties have been paid by the Company at the average spot price of approximately $1.71 per Mcf, net of severance tax, compared to the average contract price of approximately $7.50 per Mcf, net of severance tax. Consequently, if the Company prevails in its litigation with Tennessee Gas, but loses in its litigation with these royalty interest owners, the Company faces a maximum liability in this litigation of approximately $17.9 million.


  Royalty Suits -- Recent Events (unaudited)


     The Company's position has recently been confirmed in the Dallas suit where the trial judge has granted the co-plaintiffs' motions for summary judgment on this issue. In addition, the trial judge has granted summary judgment against the royalty owners with respect to their various counterclaims against the co-plaintiffs as concerns the jointly-owned Guerra "A" and Guerra "B" units. However, the royalty owners also separately counterclaimed against the Company with respect to the Jesus Yzaguirre unit, asserting that the largest lease contained therein had terminated in December, 1975 and that certain of the royalty owners were entitled to the Tennessee Gas Contract price because of their execution of certain division orders in 1992 that allegedly varied the market-value royalty provision of their lease. The trial judge has not yet ruled on the parties' motions for summary judgment concerning these issues, although he has granted the Company's motion for summary judgment that the royalty holders' leases require that royalties be based upon the market value of the natural gas at the lease when produced and sold, not the price paid for the natural gas under the Tennessee Gas Contract.


  Other Legal Proceedings

     The Company is also a party to various other lawsuits and governmental proceedings, all arising in the ordinary course of business. Although the outcome of these proceedings cannot be predicted with certainty, management does not expect such matters to have a material adverse effect, either singly or in the aggregate, on the financial position of the Company.

                       KCS ENERGY, INC. AND SUBSIDIARIES

8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                              FISCAL QUARTERS
                                              -----------------------------------------------
                                               FIRST        SECOND       THIRD        FOURTH
                                              --------     --------     --------     --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
1994
Revenue.....................................  $ 85,173     $ 84,491     $ 80,743     $ 91,306
Operating Income............................     9,380       11,135        6,076       12,021
Net Income..................................     6,170        6,915        3,977        7,095
Earnings Per Common Share...................  $   0.52     $   0.58     $   0.34     $   0.60
1995
Revenue.....................................  $ 96,039     $126,556     $109,679     $117,691
Operating Income............................    10,184        9,306        6,438        9,973
Net Income..................................     6,219        5,377        4,086        5,624
Earnings Per Common Share...................  $   0.53     $   0.46     $   0.35     $   0.48
1996
Revenue.....................................  $146,557     $ 96,487     $ 73,560           --
Operating Income............................    12,373       10,751        9,057           --
Net Income..................................     5,855        4,987        3,964           --
Earnings Per Common Share...................  $   0.50     $   0.42     $   0.33           --

                       KCS ENERGY, INC. AND SUBSIDIARIES

9.  FINANCIAL INFORMATION BY BUSINESS SEGMENT

     The following financial information has been provided for the business segments of the Company:

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1993         1994         1995
                                                          --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
Revenue
  Oil and Gas Exploration and Production................  $ 40,455     $ 66,215     $ 86,629
  Natural Gas Transportation and Marketing..............   264,710      279,155      365,354
  Intercompany..........................................      (876)      (3,657)      (2,018)
                                                           -------     --------     --------
                                                          $304,289     $341,713     $449,965
                                                           =======     ========     ========
Operating Income
  Oil and Gas Exploration and Production................  $ 26,655     $ 37,943     $ 39,645
  Natural Gas Transportation and Marketing..............     3,578        2,889       (1,349)
                                                           -------     --------     --------
                                                            30,233       40,832       38,296
  Corporate Expenses....................................    (2,433)      (2,220)      (2,395)
  Interest and Other Income, net........................       704        1,039        3,713
  Interest Expense......................................    (1,983)      (2,938)      (7,732)
                                                           -------     --------     --------
  Income Before Income Taxes............................  $ 26,521     $ 36,713     $ 31,882
                                                           =======     ========     ========
Identifiable Assets
  Oil and Gas Exploration and Production................  $ 94,266     $151,571     $274,474
  Natural Gas Transportation and Marketing..............    68,406       60,573       78,331
  Corporate and Other...................................     3,318        2,279        7,804
                                                           -------     --------     --------
                                                          $165,990     $214,423     $360,609
                                                           =======     ========     ========
Depreciation, Depletion and Amortization
  Oil and Gas Exploration and Production................  $  7,004     $ 18,538     $ 37,988
  Natural Gas Transportation and Marketing..............       998        1,178        1,157
  Other.................................................        34           24           64
                                                           -------     --------     --------
                                                          $  8,036     $ 19,740     $ 39,209
                                                           =======     ========     ========
Capital Expenditures
  Oil and Gas Exploration and Production................  $ 46,667     $ 73,870     $122,554
  Natural Gas Transportation and Marketing..............     1,773          942        6,085
  Other.................................................        15          141           60
                                                           -------     --------     --------
                                                          $ 48,455     $ 74,953     $128,699
                                                           =======     ========     ========

10.  OIL AND GAS PRODUCING OPERATIONS

     The following data is presented pursuant to FASB Statement No. 69 with respect to oil and gas acquisition, exploration, development and producing activities, which is based on estimates of year-end oil and gas reserve quantities and forecasts of future development costs and production schedules. These estimates and forecasts are inherently imprecise and subject to substantial revision as a result of changes in estimates of remaining volumes, prices, costs, and production rates.

                       KCS ENERGY, INC. AND SUBSIDIARIES

     Except where otherwise provided by contractual agreement, future cash inflows are estimated using year-end prices. Oil and gas prices at December 31, 1995 are not necessarily reflective of the prices the Company expects to receive in the future.

     Volumetric production payment volumes represent oil and gas reserves purchased from third parties which entitle the Company to a specified volume of oil and gas to be delivered over a stated time period. The related volumes stated herein reflect scheduled amounts of oil and gas to be delivered to the Company at agreed delivery points, and are stated at year-end prices. The Company does not bear any development or lease operating expenses associated with the volumetric production payments.

PRODUCTION REVENUES AND COSTS

     Information with respect to production revenues and costs related to oil and gas producing activities is as follows:

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                       -------------------------------------
                                                         1993          1994          1995
                                                       ---------     ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
Revenue..............................................  $  39,918     $  65,773     $  85,424
Production (lifting) costs...........................      5,011         7,063         6,623
Technical support and other..........................      1,785         2,671         2,373
Depreciation, depletion and amortization.............      6,944        18,538        37,859
                                                         -------       -------       -------
          Total expenses.............................     13,740        28,272        46,855
                                                         -------       -------       -------
Pretax income from producing activities..............     26,178        37,501        38,569
Income taxes.........................................      8,005        12,041        12,549
                                                         -------       -------       -------
Results of oil and gas producing activities
  (excluding corporate overhead and interest)........  $  18,173     $  25,460     $  26,020
                                                         =======       =======       =======
Capitalized costs incurred:
  Property acquisition...............................  $  18,563     $  27,772     $  77,515
  Exploration........................................      3,787        12,599        16,891
  Development........................................     24,249        33,311        26,859
                                                         -------       -------       -------
     Total capitalized costs incurred................  $  46,599     $  73,682     $ 121,265
                                                         =======       =======       =======
Capitalized costs at year-end:
  Proved properties..................................  $  98,369     $ 169,624     $ 284,597
  Unproved properties................................      2,647         5,074         7,297
                                                         -------       -------       -------
                                                         101,016       174,698       291,894
Accumulated depreciation, depletion and
  amortization.......................................    (30,539)      (49,077)      (86,936)
                                                         -------       -------       -------
Net investment in oil and gas producing properties...  $  70,477     $ 125,621     $ 204,958
                                                         =======       =======       =======

DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)


     The following information relating to discounted future net cash flows has been prepared on the basis of the Company's estimated net proved oil and gas reserves in accordance with FASB Statement No. 69. A significant portion of the discounted future net cash flows presented below is attributable to the Bob West Field where gas is committed under the Tennessee Gas Contract, which was terminated effective January 1, 1997 (see Note 7).

                       KCS ENERGY, INC. AND SUBSIDIARIES

DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1994       1995
                                                                        --------   ---------
                                                                            (DOLLARS IN
                                                                             THOUSANDS)
Future cash inflows...................................................  $371,323   $ 521,914
Future costs:
  Production..........................................................   (44,795)    (94,880)
  Development.........................................................   (18,995)    (21,985)
  Discount -- 10% annually............................................   (65,828)   (113,964)
                                                                         -------    --------
  Present value of future net revenues................................   241,705     291,085
  Future income taxes, discounted at 10%..............................   (62,045)    (59,322)
                                                                         -------    --------
Standardized measure of discounted future net cash flows..............  $179,660   $ 231,763
                                                                         =======    ========

CHANGES IN DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVE QUANTITIES

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1993         1994         1995
                                                          --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
Balance, beginning of year..............................  $106,993     $160,884     $179,660
Increases (decreases)
  Sales, net of production costs........................   (34,907)     (58,710)     (78,801)
  Net change in prices, net of production costs.........    (7,648)     (11,180)       9,593
  Discoveries and extensions, net of future production
     and development costs..............................    75,365       26,930       22,417
  Changes in estimated future development costs.........    (1,862)      (9,622)        (862)
  Change due to acquisition of reserves in place........    23,665       26,038      108,798
  Development costs incurred during the period..........     3,371       13,924        9,672
  Revisions of quantity estimates.......................   (15,791)       1,532      (19,256)
  Accretion of discount.................................    14,600       21,017       24,033
  Net change in income taxes............................   (10,279)     (12,060)       2,021
  Sales of reserves in place............................        --           --       (1,931)
  Changes in production rates (timing) and other........     7,377       20,907      (23,581)
                                                          --------     --------     --------
  Net increase..........................................    53,891       18,776       52,103
                                                          --------     --------     --------
Balance, end of year....................................  $160,884     $179,660     $231,763
                                                          ========     ========     ========

RESERVE INFORMATION (UNAUDITED)

     The following information with respect to the Company's estimated net proved oil and gas reserves are estimates based on reports prepared by independent reserve engineers (principally R.A. Lenser and Associates, Inc. and H.J. Gruy and Associates, Inc.). Proved developed reserves represent only those reserves expected to be recovered through existing wells using equipment currently in place. Proved undeveloped reserves represent proved reserves expected to be recovered from new wells or from existing wells after material recompletion expenditures. All of the Company's reserves are located within the United States.

                       KCS ENERGY, INC. AND SUBSIDIARIES

                                         1993                  1994                  1995
                                   -----------------     -----------------     -----------------
                                    GAS        OIL         GAS        OIL        GAS        OIL
                                    MMCF       MBBL       MMCF       MBBL       MMCF       MBBL
                                   ------     ------     -------     -----     -------     -----
Proved developed and undeveloped
  reserves
Balance, beginning of year.......  52,029      1,333      69,740     2,578      89,184     2,319
Production.......................  (6,977)      (179)    (11,304)     (211)    (19,129)     (196)
Discoveries, extensions, etc.....  14,066        972      10,924        33      10,399       202
Acquisition of reserves in
  place..........................  10,043      1,684      18,206       148      71,560     5,449
Sales of reserves in place.......      --         --          --        --      (3,751)       (3)
Revisions of estimates...........     579     (1,232)      1,618      (229)     (7,300)     (254)
                                   ------     ------     -------     -----     -------     -----
Balance, end of year.............  69,740      2,578      89,184     2,319     140,963     7,517
                                   ======     ======     =======     =====     =======     =====
Proved developed reserves
  Balance, beginning of year.....  39,140      1,095      61,016     1,579      74,215     1,336
                                   ------     ------     -------     -----     -------     -----
  Balance, end of year...........  61,016      1,579      74,215     1,336     121,987     3,808
                                   ======     ======     =======     =====     =======     =====


     Proved gas reserves at December 31, 1995 include 31.7 Bcf (including 28.7 Bcf proved, developed) attributable to the Bob West Field, where gas is committed under the Tennessee Gas Contract. The Tennessee Gas Contract was terminated effective January 1, 1997 (see Note 7).


11.  RECENT ACQUISITIONS

     On November 8, 1995, the Company acquired substantially all of the oil and gas assets of Natural Gas Processing Company (the "Rocky Mountain Acquisition") for $33 million, subject to adjustments for a July 1, 1995 effective date. The purchase was financed principally through the Master Note Facility. The Company also acquired a significant inventory of oil and gas equipment and supplies, vehicles and buildings as well as natural gas gathering systems consisting of approximately 200 miles of pipeline.

     On December 7, 1995, the Company acquired reserves in the northern and southern Niagaran Reef trend in Michigan for $31 million, including a volumetric production payment covering certain reserves, escalating working interests in related properties and participation rights and an overriding royalty interest in an exploration program (collectively, the "Michigan Acquisition"). The volumetric production payment provides for the delivery to the Company of certain oil and gas reserves totaling 20.3 Bcfe through January 31, 2006 without any burden of operating costs. The Michigan Acquisition was financed through the VPP Facility and the Note Financing.

     These acquisitions were accounted for using the purchase method. The results of operations for the acquired entities are included in the Company's consolidated results of operations from the dates of acquisition.

                       KCS ENERGY, INC. AND SUBSIDIARIES

     The following is the unaudited pro forma revenue, net income and earnings per share giving effect to the Rocky Mountain and Michigan Acquisitions for the years ended December 31, 1995 and 1994, as if such transactions had occurred at the beginning of such years. The unaudited pro forma financial data do not purport to be indicative of the financial position or results of operations that would actually have occurred if the transactions had occurred as presented or that may be obtained in the future.

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1994         1995
                                                                   --------     --------
                                                                        (DOLLARS IN
                                                                        THOUSANDS,
                                                                     EXCEPT PER SHARE
                                                                           DATA)
    Revenue......................................................  $356,748     $465,000
    Net income...................................................  $ 24,512     $ 21,661
    Earnings per common share....................................  $   2.08     $   1.84

12.  SUBSEQUENT EVENT (UNAUDITED)

  Medallion Acquisition


     As of December 31, 1996, the Company completed the arrangements for the acquisition of all of the outstanding stock of the Medallion entities, indirect wholly-owned subsidiaries of MidAmerican Energy Holdings Company ("MidAmerican"), for a purchase price of approximately $214.4 million, consisting of a cash payment of $209.4 million (reduced at the January 2, 1997 closing by $15.3 million principally to reflect free cash flow from the Medallion entities' operations subsequent to July 1, 1996 effective date) and warrants to purchase 435,000 shares of Common Stock.



     Medallion's principal assets are 202.1 Bcfe proved oil and gas reserves estimated as of June 30, 1996 by an independent reserve engineer, Ryder Scott Company, consisting of 161.3 Bcf of natural gas (80% of total proved reserves) and 6.8 MMbbls of oil and condensate. These reserves are located primarily in the Mid-Continent region encompassing west Texas, the Texas panhandle, northwest Oklahoma and north Louisiana. Proved developed reserves account for 88% of Medallion's total proved reserves and the average reserve life at year-end 1995 was 8.0 years. The Medallion Acquisition will more than double the Company's reserve base and add substantial management and technical expertise, particularly in the new Mid-Continent core operating area.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Boards of Directors of InterCoast
  Oil and Gas Company, InterCoast Gas Services
  Company and GED Energy Services, Inc.:

     We have audited the accompanying combined balance sheets of the InterCoast Entities (see Note 1) as of December 31, 1994 and 1995, and the related combined statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the InterCoast Entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the InterCoast Entities as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
October 30, 1996

                            THE INTERCOAST ENTITIES

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      -------------------------------     --------------------
                                       1993        1994        1995        1995         1996
                                      -------     -------     -------     -------     --------
                                                                              (UNAUDITED)
Revenue
  Gas and oil revenues..............  $37,359     $44,466     $48,109     $34,624     $ 51,229
  Natural gas sales revenues........   16,715      13,700      25,351       6,561      108,635
  Gathering system revenues.........       --          --          --          --          644
                                      -------     -------     -------     -------     --------
                                       54,074      58,166      73,460      41,185      160,508
                                      -------     -------     -------     -------     --------
Operating costs and expenses
  Gas and oil operating expenses....    9,616      15,016      14,552      10,920       12,367
  Cost of gas sold..................   16,216      13,142      24,361       6,139      106,546
  Gathering system expenses.........       --          --          --          --          109
  Other operating and administrative
     expenses.......................    2,268       2,713       2,658       1,679        3,407
  Depreciation, depletion and
     amortization...................   13,672      18,782      21,705      15,953       20,360
                                      -------     -------     -------     -------     --------
                                       41,772      49,653      63,276      34,691      142,789
                                      -------     -------     -------     -------     --------
Interest expense....................       --          --          --          --          992
Income before income taxes..........   12,302       8,513      10,184       6,494       16,727
Provision for income taxes..........    5,383       3,202       3,638       2,319        5,973
                                      -------     -------     -------     -------     --------
     Net income.....................  $ 6,919     $ 5,311     $ 6,546     $ 4,175     $ 10,754
                                      =======     =======     =======     =======     ========

The accompanying notes to combined financial statements are an integral part of these statements.

                            THE INTERCOAST ENTITIES

                            COMBINED BALANCE SHEETS
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                               DECEMBER 31,
                                                           --------------------   SEPTEMBER 30,
                                                             1994        1995         1996
                                                           --------    --------   -------------
                                                                                   (UNAUDITED)
Current assets
  Cash and cash equivalents..............................  $  5,124    $  8,323     $   3,542
  Trade accounts receivable..............................     6,586      24,101        29,740
  Other..................................................     2,311       1,383         2,332
                                                           --------    --------      --------
          Total current assets...........................    14,021      33,807        35,614
Gas and oil properties, net..............................   141,070     158,597       199,427
Gas gathering system.....................................        --          --         2,950
Other property, net......................................       754         872         1,174
Intangible and other assets, net.........................     1,840       3,511         5,066
                                                           --------    --------      --------
          Total assets...................................  $157,685    $196,787     $ 244,231
                                                           ========    ========      ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.......................................  $  3,104    $ 18,702     $  21,461
  Other current liabilities..............................       993       3,625         4,187
                                                           --------    --------      --------
          Total current liabilities......................     4,097      22,327        25,648
                                                           --------    --------      --------
Accumulated deferred income taxes, net...................    13,541      25,088        31,866
                                                           --------    --------      --------
Long-term debt due to MidAmerican Capital................        --          --        52,402
Stockholders' equity, per accompanying statements
  Common stock, InterCoast Oil and Gas Company ($1 par
     value, 1,000 shares authorized, issued and
     outstanding)........................................         1           1             1
  Common stock, InterCoast Gas Services Company ($1 par
     value, 1,000 shares authorized, issued and
     outstanding)........................................         1           1             1
  Common stock, GED Energy Services, Inc. ($1 par value,
     0, 1,000 and 1,000 shares authorized, issued and
     outstanding at December 31, 1994 and 1995 and
     September 30, 1996).................................        --           1             1
  Additional paid-in capital.............................   123,802     126,580       100,769
  Retained earnings......................................    16,243      22,789        33,543
                                                           --------    --------      --------
          Total stockholders' equity.....................   140,047     149,372       134,315
                                                           --------    --------      --------
          Total liabilities and stockholders' equity.....  $157,685    $196,787     $ 244,231
                                                           ========    ========      ========

The accompanying notes to combined financial statements are an integral part of these statements.

                            THE INTERCOAST ENTITIES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                 COMMON STOCK
                              --------------------------------------------------
                              INTERCOAST OIL                                       ADDITIONAL                 COMBINED
                                   AND          INTERCOAST GAS      GED ENERGY      PAID-IN     RETAINED    STOCKHOLDERS'
                               GAS COMPANY     SERVICES COMPANY   SERVICES, INC.    CAPITAL     EARNINGS       EQUITY
                              --------------   ----------------   --------------   ----------   ---------   -------------
Balance at December 31,
  1992......................       $  1              $  1              $ --         $  57,683    $  4,013     $  61,698
Net income..................         --                --                --                --       6,919         6,919
Contributions from parent...         --                --                --            49,467          --        49,467
                                     --                --                --
                                                                                     --------     -------      --------
Balance at December 31,
  1993......................          1                 1                --           107,150      10,932       118,084
Net income..................         --                --                --                --       5,311         5,311
Contributions from parent...         --                --                --            16,652          --        16,652
                                     --                --                --
                                                                                     --------     -------      --------
Balance at December 31,
  1994......................          1                 1                --           123,802      16,243       140,047
Formation of GED Energy
  Services, Inc. ...........         --                --                 1                --          --             1
Net income..................         --                --                --                --       6,546         6,546
Contributions from parent...         --                --                --             2,778          --         2,778
                                     --                --                --
                                                                                     --------     -------      --------
Balance at December 31,
  1995......................          1                 1                 1           126,580      22,789       149,372
Net income (unaudited)......         --                --                --                --      10,754        10,754
Dividend to parent
  (unaudited)...............         --                --                --           (25,811)         --       (25,811)
                                     --                --                --
                                                                                     --------     -------      --------
Balance at September 30,
  1996 (unaudited)..........       $  1              $  1              $  1         $ 100,769    $ 33,543     $ 134,315
                                   ====              ====              ====         =========    ========     =========

The accompanying notes to combined financial statements are an integral part of these statements.

                            THE INTERCOAST ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                           ----------------------------------     ---------------------
                                             1993         1994         1995         1995         1996
                                           --------     --------     --------     --------     --------
                                                                                       (UNAUDITED)
Cash flows from operating activities
  Net income.............................  $  6,919     $  5,311     $  6,546     $  4,175     $ 10,754
  Adjustments to reconcile net income to
     net cash from operating activities:
     Deferred income taxes, net..........     4,020        2,502       11,547        3,608        6,778
     Provision for depreciation,
       depletion and amortization........    13,672       18,782       21,705       15,953       20,360
     Change in working capital items:
       Accounts receivable...............    (2,791)       3,309      (17,515)      (2,981)      (5,639)
       Other current assets..............       296       (1,032)         928         (297)        (949)
       Accounts payable..................     2,869       (2,782)      15,598        2,758        2,759
       Other current liabilities.........     1,773       (1,840)       2,632         (291)         562
                                           --------     --------     --------     --------     --------
          Net cash from operating
            activities...................    26,758       24,250       41,441       22,925       34,625
                                           --------     --------     --------     --------     --------
Cash flows from investing activities
  Investments in:
     Gas and oil properties..............   (74,984)     (42,849)     (40,845)     (30,059)     (61,979)
     Other...............................      (460)         (26)      (2,004)        (149)      (4,173)
     Proceeds from sale of gas and oil
       properties........................     1,495        3,465        1,829        1,829          155
                                           --------     --------     --------     --------     --------
          Net cash from investing
            activities...................   (73,949)     (39,410)     (41,020)     (28,379)     (65,997)
                                           --------     --------     --------     --------     --------
Cash flows from financing activities
  Borrowings from MidAmerican Capital....        --           --           --           --       52,402
                                           --------     --------     --------     --------     --------
  Contributions from (dividends to)
     parent..............................    49,467       16,652        2,778        5,949      (25,811)
                                           --------     --------     --------     --------     --------
Net cash from financing activities.......    49,467       16,652        2,778        5,949       26,591
                                           --------     --------     --------     --------     --------
Net increase (decrease) in cash and cash
  equivalents............................     2,276        1,492        3,199          495       (4,781)
Cash and cash equivalents at beginning of
  period.................................     1,356        3,632        5,124        5,124        8,323
                                           --------     --------     --------     --------     --------
Cash and cash equivalents at end of
  period.................................  $  3,632     $  5,124     $  8,323     $  5,619     $  3,542
                                           ========     ========     ========     ========     ========
Supplemental cash flow information
Cash paid (received) during the period
  for:
  Income taxes...........................  $  1,363     $    700     $ (7,909)    $ (1,233)    $   (641)
                                           ========     ========     ========     ========     ========

The accompanying notes to combined financial statements are an integral part of these statements.

                            THE INTERCOAST ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

  Corporate Structure

     InterCoast Oil and Gas Company (InterCoast Oil and Gas, formerly Medallion Production Company), a Delaware corporation, and InterCoast Gas Services Company, a Delaware corporation, (InterCoast Gas Services -- Delaware) are wholly-owned subsidiaries of InterCoast Energy Company (InterCoast Energy). InterCoast Gas Services Company, an Oklahoma corporation, (InterCoast Gas Services -- Oklahoma) and GED Energy Services, Inc., a Delaware corporation,
(GED) are wholly-owned subsidiaries of InterCoast Gas Services -- Delaware. InterCoast Energy is a wholly-owned subsidiary of MidAmerican Capital Company (MidAmerican Capital), which is wholly-owned by MidAmerican Energy Company (MidAmerican Energy).

     InterCoast Oil and Gas is primarily engaged in the acquisition, development, exploration and production of natural gas and oil. InterCoast Gas Services -- Oklahoma and GED are primarily engaged in the marketing of natural gas.

  Basis of Presentation

     The accompanying financial statements reflect the combined operations of InterCoast Oil and Gas, InterCoast Gas Services -- Oklahoma and GED (collectively, the InterCoast Entities). The financial statements are presented on a combined historical cost basis because the InterCoast Entities are under common control and because InterCoast Energy and its wholly-owned subsidiary, InterCoast Gas Services -- Delaware, have signed letters of intent to sell the stock of the InterCoast Entities to KCS Energy, Inc. (see Note 10).

     InterCoast Gas Services -- Delaware formed GED and acquired the assets of GED Gas Services, L.L.C. effective November 1, 1995. The accompanying combined financial statements include the results of GED for the period since the date of such acquisition.

     Intercompany and affiliated company accounts and transactions have been eliminated in the combination. Since there is no parent-subsidiary relationship between the InterCoast Entities, there is no basis for eliminating the equity accounts of any of the entities.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

  Oil and Gas Properties

     The InterCoast Entities account for their gas and oil properties using the full cost method of accounting which provides for the capitalization of all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves. The unamortized cost of gas and oil properties, including estimated future development and abandonment costs, is amortized using the unit-of-production method based on the ratio of volumes produced to proved reserves.

     Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $1.5 million, $1.6 million and $2.1 million at December 31, 1993, 1994 and 1995, respectively and $3.3 million at September 30, 1996. Such costs relate to projects which were at such dates undergoing exploration or development activities or in which the InterCoast Entities intend to commence such activities in the future. The InterCoast Entities will begin to amortize these costs when proved reserves are established or impairment is determined.

                            THE INTERCOAST ENTITIES

     The InterCoast Entities' unamortized costs of gas and oil properties are limited to the sum of the future net revenues attributable to proved oil and gas reserves discounted at ten percent plus the cost of any unproved properties. If the InterCoast Entities' unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At December 31, 1993, 1994 and 1995 and September 30, 1996, the InterCoast Entities' unamortized costs of oil and gas properties did not exceed such ceiling amount.

     Proceeds from the sale of oil and gas properties are applied to reduce the costs in the full cost pool unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss would be recognized.

     The InterCoast Entities conduct certain of their drilling activities (Programs), on a joint venture basis, together with working interest participants. The agreements under which these investors participate provide the InterCoast Entities with certain reversionary interests in the properties in the Programs and current reimbursement of proportionate amounts of overhead and seismic costs. Overhead reimbursements are included in the Combined Statements of Income as a reduction of general and administrative expenses. The amounts of such reimbursements were $872,000, $1,520,000 and $2,047,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and were $2,022,000 and $2,653,000 for the nine months ended September 30, 1995 and 1996, respectively.

  Production Imbalances

     Joint interest owners may take more or less than their ownership interest of natural gas volumes from jointly owned reservoirs. The InterCoast Entities follow the sales method of accounting for imbalances, whereby they recognize revenues based on the actual volumes of natural gas sold to purchasers. The InterCoast Entities record a liability if sales of natural gas volumes in excess of their entitlements from a jointly owned reservoir exceed their interest in the remaining estimated natural gas reserves of such reservoir. Volumetric production is monitored to minimize imbalances, and such imbalances were not significant at December 31, 1993, 1994 and 1995 and September 30, 1996.

  Amortization of Goodwill

     Goodwill was recognized with the acquisition of operating rights, certain other assets and personnel of Medallion Petroleum, Inc. in 1992 by InterCoast Oil and Gas and with the acquisition of certain assets and personnel of GED Gas Services, L.L.C. in 1995 by GED. Goodwill is amortized over the expected period of benefit of forty years using the straight line method. The unamortized balance of goodwill included on the Combined Balance Sheets as Intangible and Other Assets at December 31, 1994 and 1995 and September 30, 1996 is $1,829,000, $3,486,000 and $3,417,000, respectively.

  Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement, which the InterCoast Entities adopted on January 1, 1996, requires the InterCoast Entities to review long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of SFAS No. 121 had no impact on the InterCoast Entities' results of operations or financial position at the time of adoption.

  Stock-Based Compensation Plans

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" regarding accounting for stock-based compensation plans. This statement, which is effective for

                            THE INTERCOAST ENTITIES
reporting periods beginning January 1, 1996, allows for alternative methods of adoption. The InterCoast Entities do not expect the accounting provisions or the alternative disclosure provisions of SFAS No. 123 to have a material impact on the InterCoast Entities' compensation costs.

  Accounting for Commodity Price Risk Management

     The InterCoast Entities engage in price risk management activities to minimize the impact of market fluctuations on assets, liabilities, production or other contractual commitments. Changes in the market value of these transactions are deferred until the gain or loss on the underlying item is recognized. See
Note 6 for further discussion of the InterCoast Entities' price risk management activities.

  Combined Statements of Cash Flows

     For purposes of the Combined Balance Sheets and Combined Statements of Cash Flows, the InterCoast Entities consider all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. There were no material non-cash investing or financing activities in the years ended December 31, 1993, 1994 or 1995 or in the nine months ended September 30, 1995 and 1996.

2.  OIL AND GAS PROPERTIES, NET

                                                           DECEMBER 31,         SEPTEMBER
                                                       ---------------------       30,
                                                         1994         1995        1996
                                                       --------     --------    --------
                                                                (IN THOUSANDS)
    Oil and gas properties...........................  $186,131     $225,147    $286,116
    Accumulated depreciation, depletion and
      amortization...................................   (45,061)     (66,550)    (86,689)
                                                       --------     --------    --------
    Oil and gas properties, net......................  $141,070     $158,597    $199,427
                                                       ========     ========    ========

     The provision for depreciation, depletion and amortization of the InterCoast Entities' oil and gas properties was recorded at the rate of $0.80, $0.86 and $0.90, per equivalent thousand cubic feet of natural gas production for the years ended December 31, 1993, 1994 and 1995, respectively, and at the rate of $0.83 and $0.88 for the nine months ended September 30, 1995 and 1996, respectively.

3.  INCOME TAXES

     The InterCoast Entities are included in the consolidated federal and, where appropriate, state income tax returns of MidAmerican Energy. The consolidated income tax currently payable (or receivable) has been allocated among the InterCoast Entities and other members of the affiliated income tax reporting group (Group) based on the respective contributions to the consolidated taxable income and tax credits of the Group. The InterCoast Entities have received (or made) payments for the income tax reductions (or increases) contributed to the Group.

     The components of the provision for income taxes are shown below:

                                                             1993       1994       1995
                                                            ------     ------     -------
                                                                   (IN THOUSANDS)
    Current  -- Federal...................................  $1,136     $  560     $(7,143)
              -- State....................................     227        140        (766)
    Deferred -- Federal...................................   3,135      1,772      10,382
              -- State....................................     885        730       1,165
                                                            ------     ------      ------
              Total.......................................  $5,383     $3,202     $ 3,638
                                                            ======     ======      ======

                            THE INTERCOAST ENTITIES

     A reconciliation of the statutory federal income tax rate to the overall effective income tax rate follows:

                                                                1993       1994       1995
                                                                ----       ----       ----
    Statutory federal income tax rate.........................  35.0%      35.0%      35.0%
    State income taxes, net of federal income tax benefit.....   2.0        2.5        2.1
    State tax true-ups........................................   1.7         --         --
    Other items, net..........................................   5.1        0.1       (1.4)
                                                                ----       ----       ----
    Overall effective income tax rate.........................  43.8%      37.6%      35.7%
                                                                ====       ====       ====

     The components of the net deferred tax liability are as follows:

                                                                        DECEMBER 31,
                                                                    --------------------
                                                                     1994         1995
                                                                    -------     --------
                                                                       (IN THOUSANDS)
    Accelerated depreciation/depletion methods....................  $(4,271)    $(13,940)
    Intangible drilling costs.....................................   17,062       38,278
    Other.........................................................      750          750
                                                                    -------     --------
    Accumulated deferred income taxes.............................  $13,541     $ 25,088
                                                                    =======     ========

4.  RELATED PARTY TRANSACTIONS

     The InterCoast Entities receive general and administrative services from InterCoast Energy, MidAmerican Capital and MidAmerican Energy. The costs of such services received, including overhead costs, are assigned (and billed) to the InterCoast Entities. Wages and salaries of the corporate staff and personnel of InterCoast Energy, MidAmerican Capital and MidAmerican Energy are assigned based upon an estimate of the time spent by staff and personnel benefitting the InterCoast Entities. The estimate is reviewed and updated annually. Such wages and salaries are billed to the InterCoast Entities, along with associated payroll taxes and the costs of benefits. In addition, certain directly assigned expenses paid by MidAmerican Capital are billed to the InterCoast Entities.

     The InterCoast Entities are parties to guarantee agreements between InterCoast Energy and its primary lender.

     MidAmerican Capital and InterCoast Energy have entered into letters of credit and financial guarantees on behalf of the InterCoast Entities to support certain well costs and the natural gas purchases. Letters of credit and financial guarantees are conditional commitments issued by MidAmerican Capital InterCoast Energy to guarantee performance to a third party.

     The InterCoast Entities have letters of credit totaling $1,914,000 and $1,103,000 and financial guarantees amounting to $2,750,000 and $0 which were not reflected on the Combined Balance Sheets as of December 31, 1995 and 1994, respectively.

     The fair value of the letters of credit was $14,000 and $8,000 at December 31, 1995 and 1994, respectively, estimated based on fees currently charged for similar agreements. The fair value of the financial guarantees is not determinable based on the specific characteristics of the guarantees.

5.  EMPLOYEE BENEFITS

     The InterCoast Entities' employees participate in MidAmerican Energy's noncontributory defined benefit retirement income plan. Benefits under the plan are based on participants' compensation, years of service and age at retirement. Funding is based on the actuarially determined costs of the plan and the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act.

                            THE INTERCOAST ENTITIES

     As of December 31, 1993, 1994 and 1995, the InterCoast Entities have not been required to contribute to the plan. Pension costs are allocated to the InterCoast Entities based on participants' compensation. The amount the InterCoast Entities expensed during 1995, 1994 and 1993 was $12,000, $44,000 and $0, respectively. The InterCoast Entities' pension accrual included in the Combined Balance Sheets as Other Current Liabilities was $56,000 at December 31, 1994 and 1995.

6.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  Price Risk Management

     The InterCoast Entities have entered into swaps, futures and options to manage risks associated with fluctuations in the price of natural gas production and marketing activities.

     Commodity Price Swaps. Commodity price swap agreements require the InterCoast Entities to make payments to (or entitle it to receive payments from) the counterparties based upon the differential between a specified fixed and variable price. The InterCoast Entities account for these transactions on a settlement basis and, accordingly, gains or losses are included in oil and gas revenues in the period in which the underlying natural gas is produced. These agreements do not impose cash margin requirements on the InterCoast Entities or provide for collateral to the InterCoast Entities. At December 31, 1995, InterCoast Oil and Gas was party to commodity price swap agreements covering approximately 8.0 million MMBtu, 6.3 million MMBtu and 23.2 million MMBtu of natural gas for the years 1996 and 1997 and for the period 1998 through 2005, respectively.

     Futures and Options Contracts. Natural gas futures require the InterCoast Entities to buy or sell natural gas at a fixed price. Natural gas options held to hedge price risk only provide the right, not the requirement, to buy or sell natural gas at a fixed price. The InterCoast Entities use futures to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas. The InterCoast Entities use options to limit overall price risk exposure. Futures contracts mandate initial margin requirements. The InterCoast Entities maintain such margin accounts and funds in cash any daily settlement requirements relating to futures contracts.

     At December 31, 1995, the InterCoast Entities had futures contracts to purchase natural gas for approximately 10.1 million MMBtu and to sell natural gas for approximately 4.9 million MMBtu. The associated unrecognized gain on futures contracts was $486,000.

     Basis Swaps. Basis swap agreements require the InterCoast Entities to make payments to (or entitle it to receive payments from) the counterparties based upon the differential between the variable costs associated with the delivery of natural gas production to specific delivery points and a contractually specified fixed cost. At December 31, 1995, InterCoast Oil and Gas had basis swap arrangements relating to a total of approximately 2.1 million MMbtu during 1996.

  Credit Risk

     Credit risk relates to the risk of loss that the InterCoast Entities would incur as a result of the nonperformance by counterparties pursuant to the terms of their contractual obligations. The InterCoast Entities' overall exposure to credit risk may be affected positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. The InterCoast Entities maintain credit policies with regard to counterparties that management believes minimize overall credit risk. With regard to commodity price and basis swaps, these policies include an evaluation of potential counterparties' financial condition (including credit rating), collateral agreements under certain circumstances and the use of standardized agreements. With regard to futures and options contracts, the InterCoast Entities utilize New York Mercantile Exchange (NYMEX) contracts. Such contracts are guaranteed by the NYMEX and, accordingly, have nominal credit risk. As a result, the InterCoast Entities'

                            THE INTERCOAST ENTITIES
risk is limited to the initial purchase price of the options and to changes in the market value of the futures contracts. Accordingly, the InterCoast Entities do not anticipate any material impact on their financial position or results of operations as a result of nonperformance by counterparties to the financial instruments related to natural gas production and marketing activities.

7.  CONCENTRATION OF CREDIT RISK

     Although credit risk is inherent to the foregoing types of financial instruments and the InterCoast Entities are exposed to losses in the event of nonperformance by the counterparties, the InterCoast Entities believe that the aggregate credit risk associated with present swap and hedge arrangements is not significant due to the nature of the contracts and the counterparties thereto.

     The InterCoast Entities' gas and oil production purchasers consist primarily of independent marketers and major natural gas pipeline companies. The InterCoast Entities perform credit evaluations of their customers' financial condition and obtain credit support if the InterCoast Entities believe it is warranted. The InterCoast Entities have not experienced any significant losses from uncollectible accounts.

8.  COMMITMENTS AND CONTINGENCIES

     The InterCoast Entities are lessees in several agreements to lease office space at various locations. The lease agreements expire in 1999 through 2001, with various options for renewal. The following is a schedule by year of estimated future rent expense on such leases as of December 31, 1995:

                                                                             YEAR ENDING
                                                                             DECEMBER 31,
                                                                             ------------
    1996...................................................................   $  218,000
    1997...................................................................      205,000
    1998...................................................................      204,000
    1999...................................................................      205,000
    2000...................................................................      204,000
    Thereafter.............................................................      205,000
                                                                              ----------
              Total........................................................   $1,241,000
                                                                              ==========

     On June 19, 1996, an action was brought by Nab Nat. Resources, L.L.C. against several defendants, including InterCoast Oil and Gas, in the Second Judicial District Court, Claiborne Parish, State of Louisiana, seeking a declaration of the court that certain leases and a unit agreement had lapsed by reason of a cessation of production of oil or gas in paying quantities that allegedly occurred in the mid 1980s. The plaintiff also seeks, among other things, an accounting of the production of oil, natural gas and other minerals from the properties since the alleged lapse of the leases, damages of not less than $5,000,000 for restoration and clean up of the lands covered by the leases and certain other damages for trespass and mental anguish. InterCoast Oil and Gas is in the preliminary stages of investigating the facts on which the lawsuit appear to be based. Based on InterCoast Oil and Gas' preliminary investigations, the claim of damages for restoration and clean up of certain lands appears to relate to properties which the InterCoast Oil and Gas does not own. InterCoast Oil and Gas currently intends to continue its investigation of the lawsuit and to defend the action vigorously.

9.  SIGNIFICANT ACQUISITION

     In April 1996, InterCoast Oil and Gas acquired the interests of Enron Oil & Gas Company in certain gas and oil properties (the Sawyer Canyon Properties), associated natural gas gathering lines and other well equipment located in Texas. The net purchase price at closing was approximately $53.2 million.

                            THE INTERCOAST ENTITIES

InterCoast Oil and Gas concurrently conveyed certain interests in particular wells to InterCoast Global Management, Inc., a wholly-owned subsidiary of MidAmerican Capital. InterCoast Oil and Gas retained a production payment on 100 percent of the net proceeds of production from such wells until approximately 80 percent of the estimated proved developed natural gas reserves attributable to the wells is produced. In consideration, InterCoast Oil and Gas received from InterCoast Global Management, Inc. $5.6 million in cash and a promissory note in the amount of $2.3 million, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The total adjusted purchase price was $45.2 million. InterCoast Oil and Gas recorded no gain or loss related to this transaction. The proved reserves associated with the production payment are included in the InterCoast Entities' estimated net quantities of oil and gas reserves presented in Note 12.

     InterCoast Oil and Gas funded the net purchase price of $45.2 million under a promissory note due to MidAmerican Capital. This promissory note was due on or before April 12, 1997, with interest payable quarterly at a floating rate based on LIBOR plus 55 basis points. The promissory note was repaid in full in July 1996.

     The following unaudited pro forma revenues, and net income for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996, presented below have been prepared assuming the acquisition described above had been consummated as of January 1, 1994. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                             YEAR ENDED       YEAR ENDED      NINE MONTHS ENDED
                                            DECEMBER 31,     DECEMBER 31,       SEPTEMBER 30,
                                                1994             1995               1996
                                            ------------     ------------     -----------------
    Revenues (in thousands)...............    $ 80,860         $ 88,138           $ 164,248
    Net income (in thousands).............       9,980            7,866              11,370
                                               -------          -------              ------

10.  SUBSEQUENT EVENT

     On November 14, 1996, InterCoast Energy and its wholly-owned subsidiary, InterCoast Gas Services -- Delaware, signed definitive agreements to sell the stock of the InterCoast Entities to KCS Energy, Inc. Under the terms of these agreements, KCS Energy, Inc. will pay approximately $219 million in cash and deliver warrants to acquire 435,000 shares of KCS Energy, Inc. common stock at a price of $45 per share.

11.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The combined results of operations by quarter for the years ended December 31, 1994 and 1995 are as follows (in thousands):

                                                            1994 QUARTER ENDED
                                              -----------------------------------------------
                                              MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                              --------   -------   ------------   -----------
    Total revenues..........................  $ 15,460   $15,459     $ 14,125       $13,122
    Income before income taxes..............  $  2,391   $ 2,930     $  2,035       $ 1,157
    Net income..............................  $  1,492   $ 1,828     $  1,269       $   722

                                                            1995 QUARTER ENDED
                                              -----------------------------------------------
                                              MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                              --------   -------   ------------   -----------
    Total revenues..........................  $ 12,990   $14,182     $ 14,012       $32,276
    Income before income taxes..............  $  1,641   $ 2,652     $  2,201       $ 3,690
    Net income..............................  $  1,055   $ 1,705     $  1,415       $ 2,371

                            THE INTERCOAST ENTITIES

     In the fourth quarter of 1994, the InterCoast Entities experienced a significant decline in realized natural gas price causing reductions in oil and gas revenues and income before income taxes as compared to the prior three quarters of 1994.

     In the fourth quarter of 1995, InterCoast Energy acquired certain assets of GED Gas Services, L.L.C. The acquisition generated natural gas sales revenues of $15.4 million in such quarter. Additionally, in the fourth quarter of 1995, the InterCoast Entities' natural gas production volumes and realized natural gas prices increased resulting in higher oil and gas revenues and income before income taxes as compared to the prior three quarters of 1995.

12.  SUPPLEMENTARY OIL AND GAS DISCLOSURES

     Users of the following information should be aware that the process of estimating quantities of proved and proved developed oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessment possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

     Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

     Proved developed reserves are proved reserves that can be expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

     Capitalized costs for oil and gas producing activities consist of the following:

                                                                 DECEMBER 31,
                                                      ----------------------------------
                                                        1993         1994         1995
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Proved properties...............................  $146,422     $184,502     $223,088
    Unproved properties.............................     1,487        1,629        2,059
    Accumulated depletion, depreciation and
      amortization..................................   (26,459)     (45,061)     (66,550)
                                                      --------     --------     --------
              Net capitalized costs.................  $121,450     $141,070     $158,597
                                                      ========     ========     ========

     Costs incurred for oil and gas property acquisition, exploration and development activities are as follows:

                                                                   DECEMBER 31,
                                                          -------------------------------
                                                           1993        1994        1995
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Development.........................................  $12,749     $22,000     $34,639
    Property acquisitions...............................   59,913      18,705       2,726
    Exploration.........................................    2,322       2,144       3,480
                                                          -------     -------     -------
              Net capitalized costs.....................  $74,984     $42,849     $40,845
                                                          =======     =======     =======

                            THE INTERCOAST ENTITIES

  Estimated Net Quantities of Oil and Gas Reserves--(Unaudited)

     The following table sets forth the InterCoast Entities' net proved reserves, including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1995:

                                                       NATURAL      OIL AND
                                                         GAS        LIQUIDS        TOTAL
                                                       (MMCF)        (MBBL)       (MMCFE)
                                                      ---------     --------     ---------
    Net proved reserves at December 31, 1992........   64,806.5      3,111.0      83,472.5
      Revisions of previous estimates...............   (6,649.3)       441.8      (3,998.5)
      Extensions, discoveries and other additions...   14,911.6        288.4      16,642.0
      Purchases of reserves in place................   55,740.1      5,840.3      90,781.9
      Production....................................  (12,741.8)      (690.8)    (16,886.6)
      Sales of reserves in place....................   (4,043.7)       (35.6)     (4,257.3)
                                                      ---------     --------     ---------
    Net proved reserves at December 31, 1993........  112,023.4      8,955.1     165,754.0
      Revisions of previous estimates...............  (10,931.0)    (1,089.0)    (17,465.0)
      Extensions, discoveries and other additions...   39,713.5        375.0      41,963.5
      Purchases of reserves in place................   23,804.9      1,489.6      32,742.5
      Production....................................  (15,590.9)    (1,024.4)    (21,737.3)
      Sales of reserves in place....................     (408.9)    (1,402.5)     (8,823.9)
                                                      ---------     --------     ---------
    Net proved reserves at December 31, 1994........  148,611.0      7,303.8     192,433.8
      Revisions of previous estimates...............  (22,594.8)     3,265.8      (3,000.0)
      Extensions, discoveries and other additions...   24,372.5        514.0      27,456.5
      Purchases of reserves in place................    1,119.2         12.7       1,195.4
      Production....................................  (17,835.4)    (1,027.9)    (24,002.8)
      Sales of reserves in place....................        0.0       (224.4)     (1,346.4)
                                                      ---------     --------     ---------
    Net proved reserves at December 31, 1995........  133,672.5      9,844.0     192,736.5
                                                      =========     ========     =========
    Net proved developed reserves at December 31,
      1993..........................................  100,660.0      8,173.0     149,698.0
      at December 31, 1994..........................  115,099.0      6,717.0     155,401.0
      at December 31, 1995..........................  111,189.0      8,255.0     160,719.0

 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69) and based on oil and gas reserve and production volumes estimated, in part by the InterCoast Entities, but primarily by the InterCoast Entities' independent reserve engineers, Netherland, Sewell and Associates, Inc. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the InterCoast Entities or their performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the InterCoast Entities.

     The InterCoast Entities believe that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual

                            THE INTERCOAST ENTITIES
rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end reserves. As of December 31, 1995, approximately 37.5 Bcf of gas of the InterCoast Entities' future production was subject to commodity price swap agreements (see Note 6). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at future net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by SFAS No. 69.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as possible reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

                                                            AS OF DECEMBER 31,
                                                   -------------------------------------
                                                     1993          1994          1995
                                                   ---------     ---------     ---------
                                                              (IN THOUSANDS)
    Future cash inflows..........................  $ 354,076     $ 369,430     $ 430,282
    Future production costs......................   (119,855)     (123,914)     (155,984)
    Future development and abandonment costs.....    (13,886)      (24,003)      (16,078)
                                                   ---------     ---------     ---------
    Future net cash flows before income taxes....    220,335       221,513       258,220
    Future income tax expense....................    (50,633)      (47,526)      (65,314)
    10% annual discount for estimating timing of
      cash
      flows......................................    (51,500)      (47,943)      (55,982)
                                                   ---------     ---------     ---------
    Standardized measure of discounted future net
      cash flows.................................  $ 118,202     $ 126,044     $ 136,924
                                                   =========     =========     =========

                            THE INTERCOAST ENTITIES

     A summary of the principal changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows (unaudited):

                                                              AS OF DECEMBER 31,
                                                      ----------------------------------
                                                        1993         1994         1995
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Beginning of the period.........................  $ 62,177     $118,202     $126,044
                                                      --------     --------     --------
    Revisions of previous estimates:
    Changes in prices and costs.....................      (551)     (25,715)       8,275
    Changes in quantities...........................    (3,957)     (13,134)      (2,627)
    Changes in future development costs.............    (6,016)      (7,323)      (2,948)
    Previously estimated development costs incurred
      during the period.............................     8,951       11,572       17,954
    Additions to proved reserves resulting from
      extensions and discoveries, less related
      cost..........................................    16,314       31,935       26,998
    Sales of reserves in place......................    (2,763)        (663)        (769)
    Purchases of reserves in place..................    68,074       27,006        2,085
    Accretion of discount...........................     7,760       13,771       14,460
    Sales of oil and gas, net of production costs...   (27,728)     (29,129)     (32,961)
    Net changes in income taxes.....................    (4,089)         958      (12,684)
    Changes in estimated timing of production
      and other.....................................        30       (1,436)      (6,903)
                                                      --------     --------     --------
    Net increase....................................    56,025        7,842       10,880
                                                      --------     --------     --------
    End of period...................................  $118,202     $126,044     $136,924
                                                      ========     ========     ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of InterCoast Energy Company:

     We have audited the accompanying statements of revenues and direct operating expenses of the Sawyer Canyon Properties (see Note 1) for the years ended December 31, 1994 and 1995. These statements are the responsibility of InterCoast Energy Company's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Sawyer Canyon Properties (see Note 1) for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1996

                            SAWYER CANYON PROPERTIES

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                                         YEAR ENDED                     THREE MONTHS
                                           ---------------------------------------         ENDED
                                           DECEMBER 31, 1994     DECEMBER 31, 1995     MARCH 31, 1996
                                           -----------------     -----------------     --------------
                                                                                        (UNAUDITED)
                                                       (IN THOUSANDS)
REVENUES:
  Oil and Gas............................       $20,661               $13,084              $3,425
  Gathering systems......................         2,033                 1,594                 315
                                                -------               -------              ------
          Total revenues.................        22,694                14,678               3,740
                                                -------               -------              ------
DIRECT OPERATING EXPENSES:
  Oil and Gas operating..................         2,625                 2,953                 614
  Gathering systems......................           163                   105                  31
                                                -------               -------              ------
          Total expenses.................         2,788                 3,058                 645
                                                -------               -------              ------
Excess of revenues over direct operating
  expenses...............................       $19,906               $11,620              $3,095
                                                =======               =======              ======

    The accompanying notes are an integral part of this financial statement.

                            SAWYER CANYON PROPERTIES

         NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) THE SAWYER CANYON PROPERTIES

     On March 30, 1996, Enron Oil & Gas Company (EOG) entered into a purchase and sale agreement (the Agreement) to sell certain oil and gas properties and related assets and two gathering systems (collectively, the Sawyer Canyon Properties) to InterCoast Oil and Gas Company (the Company). The purchase price as of the January 1, 1996 effective date, $55.5 million, was subject to certain adjustments including the net revenues (as defined in the Agreement) between the effective date and the closing date. The net purchase price at closing, April 12, 1996, was approximately $53.2 million of which $3.0 million was assigned to the carrying value of related gathering systems which were transferred to InterCoast Gas Services Company, an affiliated company. The properties, predominantly natural gas, and the associated gathering systems are located in West Texas.

     Concurrent with the closing of the acquisition of the Sawyer Canyon Properties from EOG, the Company conveyed certain interests in particular wells to InterCoast Global Management, Inc., a wholly owned subsidiary of MidAmerican Capital Company, the Company's indirect parent. The Company retained a production payment on 100 percent of the net proceeds of production of such wells until approximately 80 percent of the estimated proved developed natural gas reserves attributable to the wells has been produced. The Company received from InterCoast Global Management, Inc. $5.6 million in cash and a promissory note in the amount of $2.3 million, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The Company recorded no gain or loss on this transaction.

(2) BASIS OF PRESENTATION

     Certain costs, such as depreciation, depletion and amortization, general and administrative expenses and federal and state income taxes were not allocated to the above properties because the property interests and related assets and gathering systems acquired represent only a portion of EOG's business and the costs incurred by EOG are not necessarily indicative of the costs to be incurred by the Company. Historical financial information reflecting financial position, results of operations and cash flows of the Sawyer Canyon Properties are not presented because the entire acquisition cost was assigned to the gas and oil property interests and the related gathering systems. Accordingly, the historical statements of revenues and direct operating expenses have been presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

     Revenues and direct operating expenses for the gas and oil properties included in the accompanying statement represent EOG's interest in the properties and are presented on the accrual basis of accounting and may not be representative of future operations. Revenues on the oil and gas properties are shown net of any applicable severance taxes. Certain of the oil and gas properties qualify as high-cost natural gas wells and are currently exempt from Texas severance taxes. Depreciation, depletion and amortization, allocated general and administrative expenses and federal and state income taxes have been excluded.

     Revenues and direct operating expenses for the two gathering systems are presented on the accrual basis of accounting and may not be representative of future operations. Depreciation, depletion and amortization, allocated general and administrative expenses and federal and state income taxes have been excluded.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting period. Actual results could differ from those estimates.

                            SAWYER CANYON PROPERTIES

(3) RELATED PARTY TRANSACTIONS

     Included in oil and gas revenues (excluding severance taxes and gathering and transportation expenses) for the gas and oil properties is approximately $21.2 million, $13.0 million and $3.0 million for the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively, related to the sale of natural gas, crude oil and condensate volumes to affiliates of EOG.

     Included in revenues for the two gathering systems is approximately $1.8 million, $1.2 million and $0.3 million for the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively, from the transportation of natural gas for EOG's production volumes, which are shown as a reduction in the related oil and gas revenues.

(4) COMMITMENTS AND CONTINGENCIES

     Pursuant to the terms of the Agreement, certain claims, litigation, or disputes pending as of the effective date and certain matters arising in connection with ownership of the properties or the gathering systems prior to the effective date are retained by EOG.

(5) SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     Users of the following information should be aware that the process of estimating quantities of proved and proved developed oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

     Proved reserves are estimated quantities of natural gas, crude oil and condensate, that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

     Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

     Estimates of proved and proved developed reserves at December 31, 1993 and 1994 were based on studies performed by the engineering staff of EOG. Estimates of proved and proved developed reserves at December 31, 1995 are based on estimates prepared by Netherland, Sewell and Associates, Inc.

                            SAWYER CANYON PROPERTIES

  Estimated Net Quantities of Oil and Gas Reserves

                                                                                   OIL AND
                                                                           GAS     LIQUIDS
                                                                         (MMCF)    (MBBI)
                                                                         -------   -------
    Net proved reserves at December 31, 1993...........................   79,614      51
      Production.......................................................  (10,903)    (32)
                                                                         -------     ---
    Net proved reserves at December 31, 1994...........................   68,711      19
      Production.......................................................   (8,145)    (17)
      Revisions of previous estimates and other........................   (2,812)     77
                                                                         -------     ---
    Net proved reserves at December 31, 1995...........................   57,754      79
                                                                         =======     ===
    Net proved developed reserves
      at December 31, 1994.............................................   66,449      40
      at December 31, 1995.............................................   55,546      72

                            SAWYER CANYON PROPERTIES

  Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Properties

     The following information has been developed utilizing procedures described by Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities" and based on oil and gas reserve and production volumes estimated by the engineering staff of Netherland, Sewell and Associates, Inc. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the oil and gas properties or their performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the oil and gas properties.

     The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections estimated by Netherland, Sewell and Associates, Inc. It is possible that material revisions to some estimates of natural gas and crude oil reserves may occur in the future development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

     The future cash flows presented by the Company in the future will be based on the Company's cost structure and timing of future development and production and accordingly may be significantly different from those of EOG.

                                                        DECEMBER 31, 1994   DECEMBER 31, 1995
                                                        -----------------   -----------------
                                                                   (IN THOUSANDS)
    Future cash inflows...............................      $ 145,946           $ 133,190
    Future production costs...........................        (45,659)            (43,034)
    Future development costs..........................         (1,573)             (1,573)
                                                             --------            --------
    Future net cash flows.............................         98,714              88,583
    Discount to present value at 10% annual rate......        (39,129)            (33,171)
                                                             --------            --------
    Standardized measure of discounted future net cash
      flows relating to proved oil and gas reserves...      $  59,585           $  55,412
                                                             ========            ========

  Changes in Standardized Measure of Discounted Future Net Cash Flows

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves for the years ended December 31, 1994 and 1995:

                                                        DECEMBER 31, 1994   DECEMBER 31, 1995
                                                        -----------------   -----------------
                                                                   (IN THOUSANDS)
    Beginning of period...............................      $  70,565           $  59,585
    Accretion of discount.............................          7,056               5,958
    Sales of oil and gas, net of production costs.....        (18,036)            (10,131)
                                                             --------            --------
    Net decrease......................................        (10,980)             (4,173)
                                                             --------            --------
    End of period.....................................      $  59,585           $  55,412
                                                             ========            ========

***************************************************************************
*                                                                         *
*  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE     *
*  ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE        *
*  CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN           *
*  CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR     *
*  MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS   *
*  HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS.      *
*  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER    *
*  SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS    *
*  BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.    *
*  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY        *
*  ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT  *
*  AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION    *
*  IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO   *
*  MAKE SUCH QUALIFIED SOLICITATION.                                      *
*                                                                         *
***************************************************************************


                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
Prospectus Summary........................    3
Risk Factors..............................   10
Disclosure Regarding Forward-Looking
  Statements..............................   13
Use of Proceeds...........................   14
Capitalization............................   15
Price Range of Common Stock...............   16
Dividend Policy...........................   16
Pro Forma Financial Information...........   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   24
Business and Properties...................   33
Management................................   54
Security Ownership by Certain Beneficial
  Owners and Management...................   56
Description of Capital Stock..............   57
Underwriting..............................   59
Certain Legal Matters.....................   61
Accountants...............................   61
Reserve Engineers.........................   61
Available Information.....................   61
Incorporation of Certain Documents by
  Reference...............................   62
Glossary..................................   63
Index to Financial Statements.............  F-1


3,000,000 SHARES

KCS ENERGY, INC.

COMMON STOCK
($.01 PAR VALUE)

                                                         [KCS ENERGY CORP. LOGO]
SALOMON BROTHERS INC

DONALDSON, LUFKIN & JENRETTE

   SECURITIES CORPORATION

PRUDENTIAL SECURITIES INCORPORATED

MORGAN KEEGAN &
COMPANY, INC.

SOUTHCOAST CAPITAL
                       CORPORATION

PROSPECTUS


DATED             , 1997

         [ALTERNATE PROSPECTUS COVER PAGE FOR INTERNATIONAL PROSPECTUS]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION
     STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                                JANUARY 9, 1997


PROSPECTUS

3,000,000 SHARES

KCS ENERGY, INC.
                                                          [KCS ENERGY INC. LOGO]

COMMON STOCK
($.01 PAR VALUE)

The shares of Common Stock, par value $.01 per share (the "Common Stock"), of KCS Energy, Inc. ("KCS" or the "Company") being offered hereby (the "Shares") are being issued and sold by the Company.

The Shares are being sold in two concurrent offerings (the "Offerings"), one offering initially in the United States and Canada (the "U.S. Offering") through U.S. underwriters (the "U.S. Underwriters") and one initially outside the United States and Canada (the "International Offering") through international underwriters (the "International Underwriters"). The U.S. Underwriters and the International Underwriters are hereinafter collectively referred to as the "Underwriters." Of the 3,000,000 Shares being offered, 2,400,000 are being offered in the U.S. Offering and 600,000 are being offered in the International Offering, subject to transfers between the U.S. Underwriters and the International Underwriters. See "Underwriting."


The Common Stock is listed on the New York Stock Exchange under the symbol "KCS." On January 8, 1997, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $35.875 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                  PRICE TO             UNDERWRITING         PROCEEDS TO
                                  PUBLIC               DISCOUNT             COMPANY(1)
Per Share.......................  $                    $                    $
Total(2)........................  $                    $                    $

--------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company, estimated at $883,125.

(2) The Company has granted the Underwriters 30-day options to purchase up to an aggregate of 360,000 and 90,000 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $        , $        and $        , respectively. See
    "Underwriting."


The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about                ,
1997.


SALOMON BROTHERS INTERNATIONAL LIMITED

             DONALDSON, LUFKIN & JENRETTE



                SECURITIES CORPORATION


                          PRUDENTIAL-BACHE SECURITIES

                                      MORGAN KEEGAN & COMPANY, INC.

                                                SOUTHCOAST CAPITAL
                                                    CORPORATION


The date of this Prospectus is                , 1997.

     [Alternative inside front cover page for International Prospectus]


[INSIDE COVER PAGE CONTAINS MAP OF MIDDLE PORTION OF UNITED STATES WITH THE COMPANY'S PRIMARY AREAS OF NATURAL GAS AND OIL ACTIVITY SHOWN GEOGRAPHICALLY IN MONTANA, MICHIGAN, WYOMING, COLORADO, NEW MEXICO, OKLAHOMA, ARKANSAS, TEXAS, LOUISIANA AND OFFSHORE OF TEXAS AND LOUISIANA]


FOR UNITED KINGDOM PURCHASERS: THE SHARES OF COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR IS A PERSON TO WHOM THE PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON.


IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON
STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK
EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

             [ADDITIONAL TAX SECTION FOR INTERNATIONAL PROSPECTUS]

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                           NON-UNITED STATES HOLDERS

     The following is a discussion of certain anticipated United States income and estate tax consequences of the ownership and disposition of the Common Stock by a "Non-United States Holder." For the purpose of this discussion, a "Non-United States Holder" is any person or entity that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States income and estate taxation and does not address foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of owning and disposing of Common Stock.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. Under current United States Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor had knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) with the Company or its paying agent.

     In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or at a lesser applicable treaty rate.

DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of Common Stock, provided that the Common Stock is and continues to be "regularly traded on an established securities market" for tax purposes, unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, or (iii) the Non-United States Holder held, directly or indirectly, at any time, during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock. Although the Company believes that the Common Stock will be treated as "regularly traded on an established securities market," if the Common Stock were not so treated, on a sale or other disposition of such stock, the transferee of such stock would generally be required to withhold 10% of the proceeds of such disposition. If a Non-United States Holder fails under clause (i) or (iii) above, the holder will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder fails under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale.

             [ADDITIONAL TAX SECTION FOR INTERNATIONAL PROSPECTUS]

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

     The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States through an office outside the United States of a broker that is (a) a United States person, (b) a United States controlled foreign corporation or (c) a foreign person 50% or more of whose gross income for certain periods is from a United States trade or business unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the U.S. Internal Revenue Service.

UNITED STATES ESTATE TAX

     An individual Non-United States Holder who owns Common Stock at the time of his death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in his gross estate for United States federal estate tax purposes, and thus may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

        [ALTERNATIVE UNDERWRITING SECTION FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the International Underwriting Agreement among the Company and Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Prudential-Bache Securities (U.K.) Inc., Morgan Keegan & Company, Inc. and Southcoast Capital Corporation, as representatives of the several underwriters (the "International Representatives"), the Company has agreed to sell to the entities named below (the "International Underwriters"), and each of the International Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.



                                                                            NUMBER
                           INTERNATIONAL UNDERWRITERS                      OF SHARES
        ----------------------------------------------------------------   ---------
        Salomon Brothers International Limited .........................
        Donaldson, Lufkin & Jenrette Securities Corporation.............
        Prudential-Bache Securities (U.K.) Inc. ........................
        Morgan Keegan & Company, Inc. ..................................
        Southcoast Capital Corporation..................................

                                                                           ---------
                  Total.................................................     600,000
                                                                           =========


     The International Underwriting Agreement provides that the several International Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased.

     The International Representatives have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public and concessions to dealers may be changed.


     The Company has entered into a U.S. Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation, Prudential Securities Incorporated, Morgan Keegan & Company, Inc. and Southcoast Capital Corporation are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 2,400,000 shares of Common Stock in the United States and Canada.



     The initial public offering price and underwriting discount per share for the U.S. Offering and the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering, and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.


     Each International Underwriter has severally agreed that, as part of the distribution of the International Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the distribution of the U.S. Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the U.S. Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national citizen or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income

        [ALTERNATIVE UNDERWRITING SECTION FOR INTERNATIONAL PROSPECTUS]

(other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch or a person other than a United States or Canadian Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an additional aggregate of 360,000 and 90,000 shares of Common Stock, respectively, at the price to public less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Underwriters exercise such options, each of the U.S. Underwriters or International Underwriters, as the case may be, will be obligated, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.

     The Company and each International Underwriter and U.S. Underwriter (a) have not offered or sold, and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), (b) have complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "1986 Act") with respect to anything done by them in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (c) have only issued or passed on, and will only issue or pass on any person in the United Kingdom, any investment advertisement (within the meaning of the 1988 Act) relating to the shares of Common Stock if that person falls within Article 9(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1988.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     For a period of 90 days after the date of this Prospectus, the Company and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc, except that (i) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees, and (ii) the Company may issue up to 435,000 shares of Common Stock upon exercise of warrants issued in the Medallion Acquisition.

        [ALTERNATIVE UNDERWRITING SECTION FOR INTERNATIONAL PROSPECTUS]


     The Company has agreed to indemnify the International Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.

      [ALTERNATE PROSPECTUS BACK COVER PAGE FOR INTERNATIONAL PROSPECTUS]

***************************************************************************
*                                                                         *
*  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE     *
*  ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE        *
*  CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN           *
*  CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR     *
*  MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS   *
*  HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS.      *
*  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER    *
*  SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS    *
*  BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.    *
*  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY        *
*  ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT  *
*  AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION    *
*  IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO   *
*  MAKE SUCH QUALIFIED SOLICITATION.                                      *
*                                                                         *
***************************************************************************


                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
Prospectus Summary........................    3
Risk Factors..............................   10
Disclosure Regarding Forward-Looking
  Statements..............................   13
Use of Proceeds...........................   14
Capitalization............................   15
Price Range of Common Stock...............   16
Dividend Policy...........................   16
Pro Forma Financial Information...........   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   24
Business and Properties...................   33
Management................................   54
Security Ownership by Certain Beneficial
  Owners and Management...................   56
Description of Capital Stock..............   57
Certain United States Tax Consequences to
  Non-United States Holders...............   59
Underwriting..............................   61
Certain Legal Matters.....................   63
Accountants...............................   63
Reserve Engineers.........................   63
Available Information.....................   64
Incorporation of Certain Documents by
  Reference...............................   64
Glossary..................................   66
Index to Financial Statements.............  F-1


3,000,000 SHARES

KCS ENERGY, INC.

COMMON STOCK
($.01 PAR VALUE)

                            [KCS ENERGY CORP. LOGO]
SALOMON BROTHERS
INTERNATIONAL LIMITED

DONALDSON, LUFKIN & JENRETTE


  SECURITIES CORPORATION

PRUDENTIAL-BACHE SECURITIES

MORGAN KEEGAN &
COMPANY, INC.

SOUTHCOAST CAPITAL
   CORPORATION

PROSPECTUS


DATED             , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of estimated expenses incurred in connection with the shares of Common Stock being registered hereby, other than underwriting discounts and commissions.


SEC Registration Fee.............................................................  $ 44,628
NASD Filing Fee..................................................................    15,228
New York Stock Exchange Additional Listing Fee...................................    10,500
Printing and Engraving Expenses..................................................   300,000
Legal Fees and Expenses..........................................................   240,000
Accounting Fees and Expenses.....................................................   225,000
Transfer Agent and Registrar Fees and Expenses...................................     1,000
Blue Sky Fees and Expenses (including legal fees)................................     1,000
Miscellaneous....................................................................    47,769
                                                                                   --------
          Total..................................................................  $883,125
                                                                                   =========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Paragraph (b) of Article IX of the Company's Certificate of Incorporation provides:

          Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer, of the corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in this paragraph (b), the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this paragraph (b) shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of officers and directors.

     In addition, the Company's Certificate of Incorporation provides for claims for indemnification to be brought against the Company, waives certain defenses to such claims, acknowledges that indemnification shall not be deemed exclusive of any other right which any such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, or vote of stockholders or disinterested directors.

ITEM 16.  EXHIBITS


        1.1          -- Form of U.S. Underwriting Agreement.
        1.2          -- Form of International Underwriting Agreement.
        2.1          -- Stock Purchase Agreement dated November 14, 1996 by and between the
                        Registrant, InterCoast Energy Company and InterCoast Gas Services
                        Company filed as Exhibit 2.1 to the Registrant's Amendment No. 1 to
                        Current Report on Form 8-K dated October 17, 1996 and incorporated by reference herein.
        2.2          -- First Amendment to Stock Purchase Agreement, dated December 31, 1996, filed as Exhibit 2.2 to the Registrant's Amendment No. 2 to Current
                        Report on Form 8-K dated October 17, 1996 and incorporated by reference herein.
        2.3          -- Second Amendment to Stock Purchase Agreement, dated January 2, 1997, filed as Exhibit 2.3 to the Registrant's Amendment No. 2 to Current
                        Report on Form 8-K dated October 17, 1996 and incorporated by reference herein.
        4.1          -- Indenture dated as of January 15, 1996 between the Registrant, certain of its subsidiaries and Fleet National Bank of Connecticut,
                        Trustee filed as Exhibit 4 to the Registrant's Current Report on Form
                        8-K dated January 25, 1996 and incorporated by reference herein.
        4.2          -- Form of 11% Senior Note, Series B due 2003 (included in Exhibit 4.1).
        5            -- Opinion of Mayor, Day, Caldwell & Keeton, L.L.P.
       23.1*         -- Consent of Arthur Andersen LLP.
       23.2          -- Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (included in Exhibit
                        5).
       23.3          -- Consent of Ryder Scott Company.
       23.4          -- Consent of Ryder Scott Company
       23.5*         -- Consent of R.A. Lenser and Associates, Inc.
       23.6          -- Consent of H.J. Gruy and Associates, Inc.
       24.1          -- Powers of Attorney (included on signature pages contained in the initial filing of this Registration Statement).


---------------

* Filed herewith.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offer of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 9th day of January, 1997.


                                            KCS Energy, Inc.

                                            By:  /s/  HENRY A. JURAND
                                            ------------------------------------
                                                      Henry A. Jurand
                                              Vice President, Chief Financial
                                                   Officer and Secretary

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                               TITLE                     DATE
---------------------------------------------  ----------------------------  ------------------
          /s/  JAMES W. CHRISTMAS*             President, Chief Executive     January 9, 1997
---------------------------------------------    Officer and Director
             James W. Christmas                  (Principal Executive
                                                 Officer)

             /s/ HENRY A. JURAND               Vice President, Chief          January 9, 1997
---------------------------------------------    Financial Officer and
               Henry A. Jurand                   Secretary (Principal
                                                 Financial and Accounting
                                                 Officer)

           /s/  G. STANTON GEARY*              Director                       January 9, 1997
---------------------------------------------
              G. Stanton Geary
                                               Director and Chairman of the
---------------------------------------------    Board
               Stewart B. Kean

         /s/  JAMES E. MURPHY, JR.*            Director                       January 9, 1997
---------------------------------------------
            James E. Murphy, Jr.

          /s/  ROBERT G. RAYNOLDS*             Director                       January 9, 1997
---------------------------------------------
             Robert G. Raynolds
                                               Director
---------------------------------------------
               Joel D. Siegel

        /s/  CHRISTOPHER A. VIGGIANO*          Director                       January 9, 1997
---------------------------------------------
           Christopher A. Viggiano

        *By     /s/  HENRY A. JURAND
---------------------------------------------
      Henry A. Jurand, Attorney-in-fact

                               INDEX TO EXHIBITS


        1.1          -- Form of U.S. Underwriting Agreement.
        1.2          -- Form of International Underwriting Agreement.
        2.1          -- Stock Purchase Agreement dated November 14, 1996 by and between the
                        Registrant, InterCoast Energy Company and InterCoast Gas Services
                        Company (filed as Exhibit 2.1 to the Registrant's Amendment No. 1 to
                        Current Report on Form 8-K dated October 17, 1996 and incorporated by reference herein).
        2.2          -- First Amendment to Stock Purchase Agreement, dated December 31, 1996, filed as Exhibit 2.2 to the Registrant's Amendment No. 2 to Current
                        Report on Form 8-K dated October 17, 1996 and incorporated by reference herein.
        2.3          -- Second Amendment to Stock Purchase Agreement, dated January 2, 1997, filed as Exhibit 2.3 to the Registrant's Amendment No. 2 to Current
                        Report on Form 8-K dated October 17, 1996 and incorporated by reference herein.
        4.1          -- Indenture dated as of January 15, 1996 between the Registrant, certain of its subsidiaries and Fleet National Bank of Connecticut,
                        Trustee filed as Exhibit 4 to the Registrant's Current Report on Form
                        8-K dated January 25, 1996 and incorporated by reference herein.
        4.2          -- Form of 11% Senior Note, Series B due 2003 (included in Exhibit 4.1).
        5            -- Opinion of Mayor, Day, Caldwell & Keeton, L.L.P.
       23.1*         -- Consent of Arthur Andersen LLP.
       23.2          -- Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (included in Exhibit
                        5).
       23.3          -- Consent of Ryder Scott Company.
       23.4          -- Consent of Ryder Scott Company
       23.5*         -- Consent of R.A. Lenser and Associates, Inc.
       23.6          -- Consent of H.J. Gruy and Associates, Inc.
       24.1          -- Powers of Attorney (included on signature pages contained in the initial filing of this Registration Statement).


---------------

* Filed herewith.